02035035

P.E 4-30-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

CLP Power Hong Kong Limited

(Registrant's name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant's principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1. A Offering Circular of CLP Power Hong Kong Financing Limited dated 3 April 2002 in relation to a US$1,500,000,000 Medium Term Note Programme of which CLP Power Hong Kong Limited is the Guarantor.

2. Form D2 – Notification of Changes of Secretary and Directors filed with the Companies Registry in Hong Kong on 9 April 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP Power Hong Kong Limited

By: ______________________
Name: April Chan
Title: Deputy Company Secretary

Date: 7 May, 2002

S:\FORM6K\CLP\02-04.doc

CR

副本 COPY

Form 表格 D2

Companies Registry
公司註冊處

Certified true and correct copy

For and on behalf of
CLP POWER HONG KONG LIMITED
中華電力有限公司

APRIL CHAN
DEPUTY COMPANY SECRETARY

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

259

1 **Company Name** 公司名稱

CLP Power Hong Kong Limited
中華電力有限公司

2 **Type of Change** 更改事項

* [√] Resignation or cessation 辭職或停職

[√] New appointment 新委任

[ ] Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註2) A. **Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Price	Michael

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XG269895(5)	-

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation
辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	04	2002	-

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

April Chan
147 Argyle Street,
Kowloon,
Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
09 -04- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

259

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4) **B. Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Appointment of Alternate Director to Andrew Clifford Winawer Brandler Appointment as Managing Director in place of Michael Price (Yuen So Siu Mai, Betty is already a Director of the Company)	01	04	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Yuen So 阮蘇	Siu Mai Betty 少湄

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat 11A, Po Garden, 9 Brewin Path, Mid-Levels, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D402995(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 1 Continuation Sheet A and 1 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名： [signature]

(Name 姓名)：(April Chan – Deputy Company Secretary) Date 日期： 9 April 2002

~~Director / Secretary / Manager / Authorized Representative~~ *

董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet A 續頁A)

Company Number 公司編號: 259

Details of Resignation / Cessation (Section 3A of main form) 辭職／停職詳情（表格第3A項）

(Note 註2) 1 **Resignation or cessation 辭職或停職**

* ☐ Secretary 秘書 ☐ Director 董事 ☑ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Price	Michael

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XG269895(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
01	04	2002	Andrew Clifford Winawer Brandler

Date 日期

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書
(Continuation Sheet B 續頁B)

Company Number 公司編號

259

Details of Appointment／Change of particulars (Section 3B of main form)
委任／更改資料詳情（表格第3B項）

(Note 註 3 & 4) **Appointment / Change of particulars** 委任/更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
Appointment of Alternate Director to Yuen So Siu Mai Betty	01	04	2002

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
Lancaster	Richard Kendall

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: House D, Lakeside Villa, 8 Pik Sha Road, Clearwater Bay, Sai Kung, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P173453(2)	-

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
-	-

OFFERING CIRCULAR

CLP Power Hong Kong Financing Limited

(incorporated with limited liability under the laws of the British Virgin Islands)

unconditionally and irrevocably guaranteed by

Certified true and correct copy

CLP Power Hong Kong Limited

For and on behalf of
CLP POWER HONG KONG LIMITED
中華電力有限公司

(incorporated with limited liability under the laws of Hong Kong)

APRIL CHAN
DEPUTY COMPANY SECRETARY

U.S.$1,500,000,000
Medium Term Note Programme

Under this U.S.$1,500,000,000 Medium Term Note Programme (the "Programme"), CLP Power Hong Kong Financing Limited (the "Issuer") may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer, the Guarantor (as defined below) and the relevant Dealer (as defined below).

The payments of all amounts due in respect of the Notes will be unconditionally and irrevocably guaranteed by CLP Power Hong Kong Limited (the "Guarantor", the "Company" or "CLP Power").

Notes may be issued in bearer or registered form (respectively "Bearer Notes" and "Registered Notes"). The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$1,500,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application has been made to the Luxembourg Stock Exchange for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be listed on the Luxembourg Stock Exchange. Application has also been made to The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for permission to deal in, and for the listing of Notes issued under the Programme during the 12 month period from the date of this Offering Circular on the Hong Kong Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in a pricing supplement (the "Pricing Supplement") which, with respect to Notes to be listed on the Luxembourg Stock Exchange and/or on the Hong Kong Stock Exchange, will be delivered to the Luxembourg Stock Exchange and/or on the Hong Kong Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer, the Guarantor and the relevant Dealer. The Issuer may also issue unlisted Notes.

Moody's Investor's Service Inc. has assigned Aa1/A3 long term local/foreign currency ratings to the Programme and Standard & Poor's Rating Services, a division of the McGraw Hill Companies Inc., has assigned A+/A-1 long term/short term ratings to the Programme. Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will not necessarily be the same as the ratings assigned to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

The Notes and the Guarantee (as defined under "Terms and Conditions of the Notes") have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act") and, subject to certain exceptions, may not be offered or sold in the United States or to, or for the benefit of, U.S. persons. See "Form of the Notes" for a description of the manner in which Notes will be issued. Registered Notes are subject to certain restrictions on transfer (see "Subscription and Sale and Transfer and Selling Restrictions").

The Issuer, the Guarantor and the Trustee (as defined herein) may agree with any Dealer that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes intended to be listed on the Luxembourg Stock Exchange and/or on the Hong Kong Stock Exchange) a supplementary offering circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Morgan Stanley

Dealers

Barclays Capital	*BNP Paribas*
Credit Suisse First Boston	*Deutsche Bank*
Goldman Sachs (Asia) L.L.C.	*HSBC*
JPMorgan	*Merrill Lynch International*
Morgan Stanley	*Salomon Smith Barney*
Standard Chartered Bank	*UBS Warburg*

The date of this Offering Circular is 3rd April, 2002

The Issuer and the Guarantor, having made all reasonable enquiries, confirm that this Offering Circular contains or incorporates all information which is material in the context of the issuance and offering of the Notes, that the information contained or incorporated in this Offering Circular is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed in this Offering Circular are honestly held and that there are no other facts the omission of which would make this Offering Circular or any of such information or the expression of any such opinions or intentions misleading and which, in each case, is material in the context of the issuance and offering of the Notes. Subject as set out below, the Issuer and the Guarantor accept responsibility accordingly. The financial statements contained in "Index to Financial Statements — Castle Peak Power Company Limited" have been accurately reproduced from the audited financial statements of Castle Peak Power Company Limited, and the Issuer and the Guarantor accept responsibility for the accuracy of such extraction and reproduction but accept no further or other responsibility in respect of such information.

This Offering Circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HKSE Rules") for the purpose of giving information with regard to each of the Issuer and the Guarantor.

The Hong Kong Stock Exchange and the Luxembourg Stock Exchange take no responsibility for the contents of this Offering Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Offering Circular.

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer or the Guarantor in connection with the Programme. Neither any Dealer nor the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer or the Guarantor in connection with the Programme.

No person is or has been authorised by the Issuer or the Guarantor to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantor, any of the Dealers or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Guarantor, any of the Dealers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the Guarantor. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer, the Guarantor, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer and/or the Guarantor is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Guarantor during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and the regulations promulgated thereunder.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Guarantor, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Guarantor, the Dealers or the Trustee which would permit a public offering of any Notes or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, Germany, the Hong Kong Special Administrative Region ("Hong Kong"), Singapore and the British Virgin Islands (see "*Subscription and Sale and Transfer and Selling Restrictions*").

In making an investment decision, investors must rely on their own examination of the Issuer and the Guarantor and the terms of the Notes being offered, including the merits and risks involved. The Notes and the Guarantee have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority in the United States, nor have the foregoing authorities approved this Offering Circular or confirmed the accuracy or determined the adequacy of the information contained in this Offering Circular. Any representation to the contrary is unlawful.

None of the Issuer, the Guarantor, the Dealers and the Trustee makes any representation to any investor in the Notes regarding the legality of its investment under any applicable laws. Any investor in the Notes should be able to bear the economic risk of an investment in the Notes for an indefinite period of time.

U.S. INFORMATION

This Offering Circular may be submitted on a confidential basis in the United States to a limited number of QIBs or Institutional Accredited Investors (each as defined under "*Form of the Notes*") for informational use solely in connection with the consideration of the purchase of the Notes being offered hereby. Its use for any other purpose in the United States is not authorised. It may not be copied or reproduced in whole or in part nor may it be distributed or any of its contents disclosed to anyone other than the prospective investors to whom it is originally submitted.

The Notes are being offered and sold outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act ("Regulation S"). Registered Notes may be offered or sold within the United States only to QIBs or to Institutional Accredited Investors, in either case in transactions exempt from registration under the Securities Act. Each U.S. purchaser of Registered Notes is hereby notified that the offer and sale of any Registered Notes to it may be being made in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act ("Rule 144A").

Purchasers of Definitive IAI Registered Notes will be required to execute and deliver an IAI Investment Letter (as defined under "*Terms and Conditions of the Notes*"). Each purchaser or holder of Definitive IAI Registered Notes, Notes represented by a Rule 144A Global Note or any Registered Notes in exchange or substitution therefor (together "Legended Notes") will be deemed, by its acceptance or purchase of any such Legended Notes, to have made certain representations and agreements intended to restrict the resale or other transfer of such Notes as set out in "*Subscription and Sale and Transfer and Selling Restrictions*". Unless otherwise stated, terms used in this paragraph have the meanings given to them in "*Form of the Notes*".

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

AVAILABLE INFORMATION

The Guarantor has agreed that, for so long as any of the Notes remains outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Guarantor will, during any period in which the Guarantor is neither subject to Section 13 or 15(d) under the United States Securities Exchange Act of 1934 (the "Exchange Act"), nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available upon request to (i) any holder or beneficial owner of a Note, or (ii) any prospective purchaser of a Note or a beneficial interest therein who is a qualified institutional buyer within the meaning of Rule 144A designated by such holder or owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

The Notes are governed by English law, and the Notes do not provide for the appointment by the Issuer or the Guarantor of an agent for service of process in the United States or for submission by the Issuer or the Guarantor to the jurisdiction of U.S. federal or state courts. As a result, investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws (i) to effect service within the United States, upon the Issuer, the Guarantor or their directors and executive officers located outside the United States, (ii) to enforce in U.S. courts or outside the U.S. judgments obtained against the Issuer, the Guarantor or such persons in U.S. courts, (iii) to enforce in U.S. courts judgments obtained against the Issuer, the Guarantor or such persons in courts in jurisdictions outside the United States, and (iv) to enforce against the Issuer, the Guarantor or such persons in the British Virgin Islands, England or Hong Kong, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

The Issuer is an exempted limited liability company organised under the laws of the British Virgin Islands. The majority of the officers and directors of the Issuer named herein reside outside the United States and all or a substantial portion of the assets of the Issuer and such officers and directors are located outside the United States. Unless the Issuer has appointed a process agent in the United States, it may not be possible for investors to effect service of process outside the British Virgin Islands upon the Issuer or such persons.

The Issuer has been advised by its British Virgin Islands legal advisers, Harney Westwood & Riegels, that any final and conclusive monetary judgment for a definite sum obtained against the Issuer in the Courts of the United States in respect of the Notes would be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that:

(i) the Courts of the United States had jurisdiction in the matter and the Issuer either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

(ii) the judgment given by the Courts of the United States was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the Issuer;

(iii) in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the Courts of the United States;

(iv) recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

(v) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

A British Virgin Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

The Guarantor is a corporation organised under the laws of Hong Kong. The majority of the officers and directors of the Guarantor named herein reside outside the United States and all or a substantial portion of the assets of the Guarantor and such officers and directors are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process outside Hong Kong upon the Guarantor or such persons, or to enforce judgments against them obtained in courts outside Hong Kong predicated upon civil liabilities of the Guarantor or such directors and officers under laws other than Hong Kong law, including any judgment predicated upon United States federal securities laws. The Guarantor has been advised by its Hong Kong counsel, Allen & Overy, that there is doubt as to whether the courts of Hong Kong would (i) enforce judgments of United States courts obtained against the Guarantor or such persons predicated solely upon civil liability provisions of the securities laws of the United States or any state within the United States or (ii) entertain original actions brought in Hong Kong courts against the Guarantor or such persons predicated solely upon the securities laws, respectively, of the United States or any state within the United States.

PRESENTATION OF FINANCIAL INFORMATION

The Guarantor publishes its financial statements in Hong Kong dollars. Unless otherwise specified, where financial information in relation to the Guarantor has been translated into U.S. dollars, it has been so translated, for the convenience of the reader, at an exchange rate of HK$7.8 = U.S.$1.00. No representation is made that Hong Kong dollars have been, could have been, or could be, converted into U.S. dollars at the rate indicated or at any other rate.

CURRENCIES AND OTHER REFERENCES

All references in this document to "U.S. dollars" and "U.S.$" refer to the currency of the United States of America, to "Hong Kong dollars" and "HK$" refer to the currency of Hong Kong, to "Sterling" and "£" refer to the currency of the United Kingdom and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended from time to time.

In this document, "GWh" is the abbreviation for Gigawatt hour, "KWh" is the abbreviation for kilowatt-hour and "MW" is the abbreviation for megawatt.

TABLE OF CONTENTS

IN CONNECTION WITH THE ISSUE AND DISTRIBUTION OF ANY TRANCHE OF NOTES, THE DEALER (IF ANY) DISCLOSED AS THE STABILISING MANAGER IN THE APPLICABLE PRICING SUPPLEMENT OR ANY PERSON ACTING FOR HIM MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES OF THE SERIES (AS DEFINED BELOW) OF WHICH SUCH TRANCHE FORMS PART AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE OF SUCH TRANCHE. HOWEVER, THERE MAY BE NO OBLIGATION ON THE STABILISING MANAGER OR ANY AGENT OF HIS TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the most recently published audited consolidated and non-consolidated annual financial statements of the Issuer (if any) and the most recently published audited consolidated (if any) and non-consolidated annual financial statements of the Guarantor and, if published later, the most recently published consolidated and non-consolidated interim financial statements of the Issuer (if any) and the Guarantor (if any), see "*General Information — Documents Available*" for a description of the financial statements currently published by the Issuer and the Guarantor; and

(b) all supplements or amendments to this Offering Circular circulated by the Issuer and the Guarantor from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuer and the Guarantor will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer or the Guarantor at their respective offices set out at the end of this Offering Circular. In addition, such documents will be available free of charge from the principal office in Luxembourg of Deutsche Bank Luxembourg S.A. (or such other Paying Agent for the time being in Luxembourg) for Notes listed on the Luxembourg Stock Exchange and, if and for so long as any Notes are listed on the Hong Kong Stock Exchange, from the principal office of the Paying Agent in Hong Kong.

The Issuer and the Guarantor will, in connection with the listing of the Notes on the Luxembourg Stock Exchange, so long as any Note remains outstanding and listed on such exchange, in the event of any material change in the condition of the Issuer or the Guarantor which is not reflected in this Offering Circular, prepare a supplement to this Offering Circular or publish a new offering circular for use in connection with any subsequent issue of the Notes to be listed on the Luxembourg Stock Exchange.

The Issuer and the Guarantor have undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale and Transfer and Selling Restrictions*") to publish a supplement or a new offering circular upon becoming aware that:

(a) there has been a significant (as defined in the HKSE Rules) change affecting any matter contained in this Offering Circular; or

(b) a significant (as defined in the HKSE Rules) new matter has arisen, the inclusion of information in respect of which would have been required to be in the Offering Circular if it had arisen before the Offering Circular was issued.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading, a new offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer, the Guarantor and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "*Form of the Notes*".

This Offering Circular and any supplement will only be valid for listing Notes on the Luxembourg Stock Exchange and/or the Hong Kong Stock Exchange during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed U.S.$1,500,000,000 or its equivalent in other currencies. For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the U.S. dollar equivalent of Notes denominated in another Specified Currency (as defined under "*Form of the Notes*") shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the U.S. dollar equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as defined under "*Form of the Notes*") shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the U.S. dollar equivalent of Zero Coupon Notes (as defined under "*Form of the Notes*") and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer: CLP Power Hong Kong Financing Limited

Guarantor: CLP Power Hong Kong Limited

Description: Medium Term Note Programme

Arranger: Morgan Stanley & Co. International Limited

Dealers:
Barclays Bank PLC
BNP Paribas
Credit Suisse First Boston (Europe) Limited
Deutsche Bank AG London
Goldman Sachs (Asia) L.L.C.
The Hongkong and Shanghai Banking Corporation Limited
J.P. Morgan Securities Ltd.
Merrill Lynch International
Morgan Stanley & Co. International Limited
Salomon Brothers International Limited
Standard Chartered Bank
UBS AG, acting through its business group UBS Warburg

and any other Dealers appointed in accordance with the Programme Agreement (as defined under "*Subscription and Sale and Transfer and Selling Restrictions*").

Certain Restrictions: Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale and Transfer and Selling Restrictions*") including the following restrictions applicable at the date of this Offering Circular.

Swiss Francs

Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "**Swiss Dealer**"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.

	Notes with a maturity of less than one year
	Notes issued on terms that they must be redeemed before their first anniversary will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless they are issued (a) to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent (see "*Subscription and Sale and Transfer and Selling Restrictions*") or (b) in other circumstances which do not cause a contravention of such section 19.
Trustee:	DB Trustees (Hong Kong) Limited
Principal Paying Agent: .	Deutsche Bank AG London or, if so specified in the applicable Pricing Supplement, Deutsche Bank AG, Hong Kong Branch
Paying and Transfer Agent:	Deutsche Bank Luxembourg S.A.
Registrar:	Bankers Trust Company or, if so specified in the applicable Pricing Supplement, Deutsche Bank Luxembourg S.A.
CMU Lodging Agent: . . .	Deutsche Bank AG, Hong Kong Branch
Programme Size:	Up to U.S.$1,500,000,000 (or its equivalent in other currencies calculated as described under "*General Description of the Programme*") in aggregate nominal amount of Notes outstanding at any time. The Issuer and the Guarantor may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer, the Guarantor and the relevant Dealer.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. The relevant provisions applicable to any such redenomination are contained in Condition 5.
Maturities:	Such maturities as may be agreed between the Issuer, the Guarantor and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer, the Guarantor or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer or registered form as described in "*Form of the Notes*". Registered Notes will not be exchangeable for Bearer Notes and *vice versa*.
Fixed Rate Notes:	Fixed interest will be payable at such rate or rates in arrear and on such date or dates as may be agreed between the Issuer, the Guarantor and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer, the Guarantor and the relevant Dealer.

Floating Rate Notes: . . .	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer, the Guarantor and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer, the Guarantor and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:. . . .	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer, the Guarantor and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer, the Guarantor and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer, the Guarantor and the relevant Dealer.
Dual Currency Notes: . .	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer, the Guarantor and the relevant Dealer may agree.
Zero Coupon Notes:. . . .	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than (i) in specified instalments, if applicable, (ii) for taxation reasons or (iii) following an Event of Default (as defined in Condition 11)) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer, the Guarantor and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

	Notes issued on terms that they must be redeemed before their first anniversary may be subject to restrictions on their denomination and distribution (see "*Certain Restrictions — Notes with a maturity of less than one year*" above).
Denomination of Notes: .	Notes will be issued in such denominations as may be agreed between the Issuer, the Guarantor and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency (see "*Certain Restrictions — Notes with a maturity of less than one year*" above). Unless otherwise stated in the applicable Pricing Supplement, the minimum denomination of each Definitive IAI Registered Note will be U.S.$500,000 or its approximate equivalent in other Specified Currencies.
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by any Tax Jurisdiction (as defined in Condition 9), subject as provided in Condition 9. In the event that any such deduction is made, the Issuer or, as the case may be, the Guarantor will, save in certain limited circumstances provided in Condition 9, be required to pay additional amounts to cover the amounts so deducted. *In making an investment decision, each prospective investor is strongly recommended to consult its own professional advisers in respect of the tax implications of holding the Notes (see "Taxation").*
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 4.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 11.
Status of the Notes:	The Notes will constitute direct, unconditional, unsubordinated and, subject to the provisions of Condition 4, unsecured obligations of the Issuer and will rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Guarantee:	The Notes will be unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed. The obligations of the Guarantor under such guarantee will be direct, unconditional, unsubordinated and, subject to the provisions of Condition 4, unsecured obligations of the Guarantor and will rank (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor.
Listing:	Application has been made to list the Notes issued under the Programme on the Luxembourg Stock Exchange and the Hong Kong Stock Exchange. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer, the Guarantor and the relevant Dealer in relation to each Series. Unlisted Notes may also be issued. The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).

Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Clearing System:	The CMU Service, Euroclear, Clearstream, Luxembourg, DTC (each as defined in Condition 1) and/or any other clearing system, as specified in the applicable Pricing Supplement (see "*Form of Notes*").
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, Germany, Hong Kong, Singapore and the British Virgin Islands and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes (see "*Subscription and Sale and Transfer and Selling Restrictions*").
United States Selling Restrictions:	Regulation S, Category 2. Rule 144A and Section 4(2), TEFRA C or D, as specified in the applicable Pricing Supplement.

FORM OF THE NOTES

The Notes of each Series will be in either bearer form, with or without interest coupons ("**Coupons**") attached, or registered form, without Coupons attached. Bearer Notes will be issued outside the United States to non-U.S. persons in reliance on Regulation S and Registered Notes will be issued both outside the United States to non-U.S. persons in reliance on Regulation S and within the United States to "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act ("**QIBs**") or to "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act ("**Institutional Accredited Investors**") in reliance on an exemption from the registration requirements of the Securities Act.

Notes to be listed on the Luxembourg Stock Exchange and the Hong Kong Stock Exchange will be accepted for clearance through Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and may also be accepted for clearance through the CMU Service or DTC (each as defined below).

Bearer Notes

Each Tranche of Bearer Notes will initially be represented by either a temporary bearer global note (a "**Temporary Bearer Global Note**") or a permanent bearer global note (a "**Permanent Bearer Global Note**" and, together with a Temporary Bearer Global Note, the "**Bearer Global Notes**", and each a "**Bearer Global Note**") as indicated in the applicable Pricing Supplement, which, in either case, will be delivered on or prior to the original issue date of the Tranche to either (i) a common depositary (the "**Common Depositary**") for Euroclear and Clearstream, Luxembourg or (ii) a sub-custodian for the Central Moneymarkets Unit Service, operated by the Hong Kong Monetary Authority (the "**CMU Service**"). Whilst any Bearer Note is represented by a Temporary Bearer Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Bearer Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Bearer Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and/or Deutsche Bank AG, Hong Kong Branch, (the "**CMU Lodging Agent**") and (in the case of a Temporary Bearer Global Note delivered to a Common Depositary for Euroclear and Clearstream, Luxembourg) Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Principal Paying Agent.

On and after the date (the "**Exchange Date**") which, for each Tranche in respect of which a Temporary Bearer Global Note is issued, is 40 days after the Temporary Bearer Global Note is issued, interests in such Temporary Bearer Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Bearer Global Note of the same Series or (ii) definitive Bearer Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Bearer Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above, unless such certification has already been given, provided that purchasers in the United States and certain U.S. persons will not be able to receive definitive Bearer Notes. The CMU Service may require that any such exchange for a Permanent Global Bearer Note is made in whole and not in part and, in such event, no such exchange will be effected until all relevant account holders (as set out in a CMU Instrument Position Report or any other relevant notification supplied to the CMU Lodging Agent by the CMU Service) have so certified.

The holder of a Temporary Bearer Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Bearer Global Note for an interest in a Permanent Bearer Global Note or for definitive Bearer Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Bearer Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Bearer Global Note without any requirement for certification.

In respect of a Bearer Global Note held through the CMU Service, any payments of principal, interest (if any) or any other amounts shall be made to the person(s) for whose account(s) interests in the relevant Bearer Global Note are credited (as set out in a CMU Instrument Position Report or any other relevant notification supplied to the CMU Lodging Agent by the CMU Service) and, save in the case of final payment, no presentation of the relevant Bearer Global Note shall be required for such purpose.

The applicable Pricing Supplement will specify that a Permanent Bearer Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Bearer Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice (a), in the case of Notes held by a Common Depositary for Euroclear and/or Clearstream, Luxembourg, from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) to the Principal Paying Agent as described therein and/or (b), in the case of Notes held through the CMU Service, from the relevant account holders therein to the CMU Lodging Agent as described therein or (ii) only upon the occurrence of an Exchange Event.

For these purposes, "**Exchange Event**" means that (i) an Event of Default has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg and, in the case of Notes cleared through the CMU Service, the CMU Service have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any case, no successor or alternative clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Bearer Global Note in definitive form. The Issuer will promptly give notice to the Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, (a) in the case of Notes held by a Common Depositary for Euroclear and/or Clearstream, Luxembourg, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Bearer Global Note) or (b) in the case of Notes held through the CMU Service, the relevant account holders therein or, in either case, the Trustee may give notice to the Principal Paying Agent or, as the case may be, the CMU Lodging Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Principal Paying Agent or, as the case may be, the CMU Lodging Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Principal Paying Agent or, as the case may be, the CMU Lodging Agent.

The following legend will appear on all Bearer Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Bearer Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Bearer Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg or the CMU Service, as the case may be.

Registered Notes

The Registered Notes of each Tranche offered and sold in reliance on Regulation S, which will be sold to non-U.S. persons outside the United States, will initially be represented by a global note in registered form, without receipts or coupons, (a "**Regulation S Global Note**") which will be deposited with a custodian for, and registered in the name of a nominee of, The Depositary Trust Company ("**DTC**") for the accounts of Euroclear and Clearstream, Luxembourg. Prior to expiry of the distribution compliance period (as defined in Regulation S) ("Distribution Compliance Period") applicable to each Tranche of Notes, beneficial interests in a Regulation S Global Note may not be offered or sold to, or for the account or benefit of, a U.S. person save as otherwise provided in Condition 2 and may not be held otherwise than through Euroclear or Clearstream, Luxembourg and such Regulation S Global Note will bear a legend regarding such restrictions on transfer.

The Registered Notes of each Tranche may only be offered and sold in the United States or to U.S. persons in private transactions (i) to QIBs or (ii) to Institutional Accredited Investors who agree to purchase the Notes for their own account and not with a view to the distribution thereof. The Registered Notes of each Tranche sold to QIBs will be represented by a global note in registered form, without receipts or interest coupons, (a "**Rule 144A Global Note**" and, together with a Regulation S Global Note, the "**Registered Global Notes**") which will be deposited with a custodian for, and registered in the name of a nominee of, DTC.

Persons holding beneficial interests in Registered Global Notes will be entitled or required, as the case may be, under the circumstances described below, to receive physical delivery of definitive Notes in registered form.

The Registered Notes of each Tranche sold to Institutional Accredited Investors will be in definitive form, registered in the name of the holder thereof ("**Definitive IAI Registered Notes**"). Unless otherwise set forth in the applicable Pricing Supplement, Definitive IAI Registered Notes will be issued only in minimum denominations of U.S.$500,000 and integral multiples of U.S.$1,000 in excess thereof (or the approximate equivalents in the applicable Specified Currency). Definitive IAI Registered Notes will be subject to the restrictions on transfer set forth therein and will bear the restrictive legend described under "*Subscription and Sale and Transfer and Selling Restrictions*". Institutional Accredited Investors that hold Definitive IAI Registered Notes may elect to hold such Notes through DTC, but transferees acquiring the Notes in transactions exempt from Securities Act registration pursuant to Regulation S or Rule 144 under the Securities Act (if available) may do so upon satisfaction of the requirements applicable to such transfer as described under "*Subscription and Sale and Transfer and Selling Restrictions*". The Rule 144A Global Note and the Definitive IAI Registered Notes will be subject to certain restrictions on transfer set forth therein and will bear a legend regarding such restrictions.

Payments of principal, interest and any other amount in respect of the Registered Global Notes will, in the absence of provision to the contrary, be made to the person shown on the Register (as defined in Condition 7(d)) as the registered holder of the Registered Global Notes. None of the Issuer, the Guarantor, the Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments or deliveries made on account of beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payments of principal, interest or any other amount in respect of the Registered Notes in definitive form will, in the absence of provision to the contrary, be made to the persons shown on the Register on the relevant Record Date (as defined in Condition 7(d)) immediately preceding the due date for payment in the manner provided in that Condition.

Interests in a Registered Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Registered Notes without receipts, interest coupons or talons attached only upon the occurrence of an Exchange Event. For these purposes, "**Exchange Event**" means that (i) an Event of Default has occurred and is continuing, (ii) DTC has notified the Issuer that it is unwilling or unable to continue to act as depositary for the Notes and no successor or alternative clearing system satisfactory to the Trustee is available, (iii) DTC has ceased to constitute a clearing agency registered under the Exchange Act or the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and, in any such case, no successor clearing system satisfactory to the Trustee is available or (iv) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Registered Global Note in definitive form. The Issuer will promptly give notice to Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, DTC, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Registered Global Note) or the Trustee may give notice to the Registrar requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iv) above, the Issuer may also give notice to the Registrar requesting exchange. Any such exchange shall occur not later than 10 days after the date of receipt of the first relevant notice by the Registrar.

Transfer of Interests

Interests in a Registered Global Note may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such interest in another Registered Global Note or in the form of a Definitive IAI Registered Note and Definitive IAI Registered Notes may, subject to compliance with all applicable restrictions, be transferred to a person who wishes to hold such Notes in the form of an interest in a Registered Global Note. No beneficial owner of an interest in a Registered Global Note will be able to transfer such interest, except in accordance with the applicable procedures of DTC, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable. Registered Notes are also subject to the restrictions on transfer set forth therein and will bear a legend regarding such restrictions (see "*Subscription and Sale and Transfer and Selling Restrictions*").

General

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Principal Paying Agent or, as the case may be, the CMU Lodging Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN and, where applicable, a CMU instrument number, a CUSIP and CINS number which are different from the common code, CMU instrument number, ISIN, CUSIP and CINS assigned to Notes of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Notes of such Tranche.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear, Clearstream, Luxembourg or the CMU Service, each person (other than Euroclear, Clearstream, Luxembourg or the CMU Service) who is for the time being shown in the records of Euroclear, Clearstream, Luxembourg or the CMU Service as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear, Clearstream, Luxembourg or the CMU Service as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Trustee, the Issuer, the Guarantor and their agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note shall be treated by the Trustee, the Issuer, the Guarantor and their agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Bearer Global Note and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly.

So long as DTC or its nominee is the registered owner or holder of a Registered Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Registered Global Note for all purposes under the Agency Agreement and such Notes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

Any reference herein to Euroclear and/or Clearstream, Luxembourg and/or the CMU Service and/or DTC shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or otherwise approved by the Issuer, the Guarantor, the Trustee, the Principal Paying Agent and the Registrar.

No Noteholder, Receiptholder (as defined below) or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

CLP Power Hong Kong Financing Limited

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
Guaranteed by CLP Power Hong Kong Limited
under the U.S.$1,500,000,000
Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the conditions set forth in the Offering Circular dated 3rd April, 2002. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes must be redeemed before the first anniversary of their date of issue, the minimum denomination may need to be £100,000 or its equivalent in any other currency.]

1.	(i)	Issuer:	CLP Power Hong Kong Financing Limited
	(ii)	Guarantor:	CLP Power Hong Kong Limited
2.	(i)	Series Number:	[•]
	(ii)	Tranche Number:	[•] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.		Specified Currency or Currencies:	[•]
4.		Aggregate Nominal Amount:	
	—	Series:	[•]
	—	Tranche:	[•]
5.	[(i)]	Issue Price:	[•] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] *(in the case of fungible issues only, if applicable)*]
	[(ii)	Net proceeds:	[•] *(Required only for listed issues)*]
6.		Specified Denominations: *(in the case of Registered Notes, this means the minimum integral amount in which transfers can be made)*	[•] [•]
7.	[(i)]	Issue Date [and Interest Commencement Date]:	[•]
	[(ii)	Interest Commencement Date (if different from the Issue Date):	[•]]

8.	Maturity Date:	[*Fixed rate — specify date/Floating rate —* Interest Payment Date falling in or nearest to [*specify month*]][(1)]
9.	Interest Basis:	[[•] per cent. Fixed Rate] [[LIBOR/EURIBOR/HIBOR] +/– [•] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Listing:	[Luxembourg/Hong Kong/*specify other*/None]
14.	Method of distribution:	[Syndicated/Non-syndicated]

Provisions Relating to Interest (If Any) Payable

15.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate(s) of Interest:	[•] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear] (*If payable other than annually, consider amending Condition 6*)
	(ii) Interest Payment Date(s):	[[•] in each year up to and including the Maturity Date]/[specify other][(2)] (*NB: This will need to be amended in the case of long or short coupons*)

---

(1) Note that for Hong Kong dollar denominated Fixed Rate Notes where the Interest Payment Dates are subject to modification it will be necessary to use the second option here.

(2) Note that for certain Hong Kong dollar denominated Fixed Rate Notes the Interest Payment Dates are subject to modification and the following words should be added: "provided that if any Interest Payment Date falls on a day which is not a Business Day, the Interest Payment Date will be the next succeeding Business Day unless it would thereby fall in the next calendar month in which event the Interest Payment Date shall be brought forward to the immediately preceding Business Day. For these purposes, "Business Day" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and currency deposits) in Hong Kong and [•]."

(iii) Fixed Coupon Amount(s):	[●] per [●] in nominal amount(3)
(iv) Broken Amount(s):	*[Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount(s)]*
(v) Day Count Fraction:	[Actual/Actual (ISMA) 30/360 Actual/365 (Fixed) *Other*]
(vi) Determination Date[s]:	[●] in each year *[Insert regular interest payment dates, ignoring issue date or maturity date in case of a long or short first or last coupon]* *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))*
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. Floating Rate Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[●]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/ [*specify other*]]
(iii) Additional Business Centre(s):	[●]
(iv) Manner in which the Rates of Interest and Interest Amount are to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount (if not the Principal Paying Agent):	[●]

(3) For Hong Kong dollar denominated Fixed Rate Notes where the Interest Payment Dates are subject to modification the following wording is appropriate. "Each Fixed Coupon Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the actual number of days in the Accrual Period (as defined in Condition 6(a)(i)) divided by 365 and rounding the resultant figure to the nearest HK$0.01, HK$0.005 being rounded upwards."

(vi) Screen Rate Determination:	
— Reference Rate:	[•] *(Either LIBOR, EURIBOR, HIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement)*
— Interest Determination Date(s):	[•] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling, Hong Kong dollar or euro LIBOR), first day of each Interest Period if Sterling or Hong Kong dollar LIBOR or HIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
— Relevant Screen Page:	[•] *(In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii) ISDA Determination:	
— Floating Rate Option:	[•]
— Designated Maturity:	[•]
— Reset Date:	[•]
(viii) Margin(s):	[+/–] [•] per cent. per annum
(ix) Minimum Rate of Interest:	[•] per cent. per annum
(x) Maximum Rate of Interest:	[•] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 or Actual/Actual (ISDA) Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360, 360/360 or Bond Basis 30E/360 or Eurobond Basis *Other*] *(See Condition 6 for alternatives)*
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[•]

17.	Zero Coupon Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Accrual Yield:	[•] per cent. per annum
	(ii) Reference Price:	[•]
	(iii) Any other formula/basis of determining amount payable:	[•] *(Consider applicable day count fraction if euro denominated)*
	(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment if Conditions 8(e)(iii) and (j) do not apply:	[Conditions 8(e)(iii) and (j) apply/*specify other*]
18.	Index Linked Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the principal and/or interest due:	[•]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[•]
	(iv) Specified Period(s)/Specified Interest Payment Dates:	[•]
	(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi) Additional Business Centre(s):	[•]
	(vii) Minimum Rate of Interest:	[•] per cent. per annum
	(viii) Maximum Rate of Interest:	[•] per cent. per annum
	(ix) Day Count Fraction:	[•]
19.	Dual Currency Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[•]

(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[•]
(iv)	Person at whose option Specified Currency(ies) is/are payable:	[•]

Provisions Relating to Redemption

20.	Issuer Call	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[•]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[•]
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[•]
	(b) Maximum Redemption Amount:	[•]
	(iv) Notice period (if other than as set out in the Conditions):	[•]
21.	Investor Put	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[•]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[•]
	(iii) Notice period (if other than as set out in the Conditions):	[•]
22.	Final Redemption Amount	[Nominal Amount/*specify other*/see Appendix]
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 8(e)):	[•]

General Provisions Applicable to the Notes

24.	Form of Notes:	[Bearer Notes: [Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

		[Temporary Bearer Global Note exchangeable for Definitive Notes on and after the Exchange Date]
		[Permanent Bearer Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]]
		[Registered Notes:
		Regulation S Global Note (U.S.$[•] nominal amount)/Rule 144A Global Note (U.S.$[•] nominal amount/Definitive IAI Registered Notes (*specify nominal amounts*)]
25.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 16(iii) and18(vi) relate*)
26.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/give details. *NB: new forms of Global Note may be required for Partly Paid issues.*]
28.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
29.	Redenomination applicable:	Redenomination [not] applicable [(*If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates*))]
30.	Other terms or special conditions:	[Not Applicable/*give details*]

Distribution

31.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
32.	If non-syndicated, name of relevant Dealer:	[•]
33.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
34.	Additional selling restrictions:	[Not Applicable/*give details*]

Operational Information

35.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	[CMU/Not Applicable/*give name(s) and number(s)*]
36.	Delivery:	Delivery [against/free of] payment
37.	In the case of Registered Notes, specify the location of the office of the Registrar if other than New York:	[Not Applicable/Luxembourg]
38.	In the case of Bearer Notes, specify the location of the office of the Principal Paying Agent if other than London:	[Not Applicable/Hong Kong]
39.	Additional Paying Agent(s) (if any):	[•]

ISIN:	[•]
Common Code:	[•]

[*insert here any other relevant codes such as a CMU instrument number, CUSIP and CINS codes*]

[Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the U.S.$1,500,000,000 Medium Term Note Programme of CLP Power Hong Kong Financing Limited.]

Responsibility

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:
Duly authorised

Signed on behalf of the Guarantor:

By:
Duly authorised

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 5, 6, 7, 8 (except Condition 8(b)), 12, 13, 14, 15 (insofar as such Notes are not listed or admitted to trading on any stock exchange) or 18, they will not necessitate the preparation of a supplement to this Offering Circular. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, a supplement to this Offering Circular will be prepared, if appropriate.

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the rules of the relevant stock exchange and agreed by the Issuer, the Guarantor and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of Pricing Supplement" for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by CLP Power Hong Kong Financing Limited (the "**Issuer**") and constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the "**Trust Deed**") dated 3rd April, 2002 made between the Issuer, CLP Power Hong Kong Limited as guarantor (the "**Guarantor**") and DB Trustees (HK) Limited (the "**Trustee**" which expression shall include any successor as Trustee).

References herein to the "**Notes**" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "**Global Note**"), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note;

(iii) any definitive Notes in bearer form ("**Bearer Notes**") issued in exchange for a Global Note in bearer form; and

(iv) definitive Notes in registered form ("**Registered Notes**") (whether or not issued in exchange for a Global Note in registered form).

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the "**Agency Agreement**") dated 3rd April, 2002 and made between the Issuer, the Guarantor, the Trustee, Deutsche Bank AG London (or, if so specified in the applicable Pricing Supplement, Deutsche Bank AG, Hong Kong Branch) as principal paying agent and agent bank (the "**Principal Paying Agent**", which expression shall include any successor principal paying agent), Deutsche Bank AG, Hong Kong Branch as CMU lodging agent (the "**CMU Lodging Agent**", which expression shall include any successor CMU lodging agent) and the other paying agents named therein (together with the Principal Paying Agent and the CMU Lodging Agent, the "**Paying Agents**", which expression shall include any additional or successor paying agents), Bankers Trust Company as exchange agent (the "**Exchange Agent**", which expression shall include any successor exchange agent) and Bankers Trust Company (or, if so specified in the applicable Pricing Supplement, Deutsche Bank Luxembourg S.A.) as registrar (the "**Registrar**", which expression shall include any successor registrar) and a transfer agent and the other transfer agents named therein (together with the Registrar, the "**Transfer Agents**", which expression shall include any additional or successor transfer agents). For the purposes of these Terms and Conditions (the "**Conditions**"), all references (other than in relation to the determination of interest and other amounts payable in respect of the Notes) to the Principal Paying Agent shall, with respect to a Series of Notes to be held in the CMU Service (as defined below), be deemed to be a reference to the CMU Lodging Agent and all such references shall be construed accordingly.

Interest bearing definitive Bearer Notes have interest coupons ("**Coupons**") and, if indicated in the applicable Pricing Supplement, talons for further Coupons ("**Talons**") attached on issue. Any reference herein to Coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons. Definitive Bearer Notes repayable in instalments have receipts ("**Receipts**") for the payment of the instalments of principal (other than the final instalment) attached on issue. Registered Notes and Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Conditions, replace or modify these Conditions for the purposes of this Note. References to the "**applicable Pricing Supplement**" are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

Any reference to "**Noteholders**" or "**holders**" in relation to any Notes shall mean (in the case of Bearer Notes) the holders of the Notes and (in the case of Registered Notes) the persons in whose name the Notes are registered and shall, in relation to any Notes represented by a Global Note, be construed as provided below. Any reference herein to "**Receiptholders**" shall mean the holders of the Receipts and any reference herein to "**Couponholders**" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons. The Trustee acts for the benefit of the Noteholders, the Receiptholders and the Couponholders, in accordance with the provisions of the Trust Deed.

As used herein, "**Tranche**" means Notes which are identical in all respects (including as to listing) and "**Series**" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being, at 3rd April, 2002, 55/F Cheung Kong Center, 2 Queen's Road Central, Hong Kong) and at the specified office of each of the Principal Paying Agent, the Registrar and the other Paying Agents and Transfer Agents (such Agents and the Registrar being together referred to as the "**Agents**"). Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the relevant Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, and are bound by, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in these Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed and the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form or in registered form as specified in the applicable Pricing Supplement and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination and Bearer Notes may not be exchanged for Registered Notes and *vice versa*.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis shown in the applicable Pricing Supplement.

Definitive Bearer Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Conditions are not applicable.

Subject as set out below, title to the Bearer Notes, Receipts and Coupons will pass by delivery and title to the Registered Notes will pass upon registration of transfers in the register which is kept by the Registrar in accordance with the provisions of the Agency Agreement. The Issuer, the Guarantor, the Trustee and any Agent will (except as otherwise ordered by a court of competent jurisdiction or required by law) deem and treat the bearer of any Bearer Note, Receipt or Coupon and the registered holder of any Registered Note as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Bearer Global Note held on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and/or Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and/or a sub-custodian for the Central Moneymarkets Unit Service operated by the Hong Kong Monetary Authority (the "**CMU Service**"), each person (other than Euroclear, Clearstream, Luxembourg or the CMU Service) who is for the time being shown in the records of Euroclear, Clearstream, Luxembourg or the CMU Service as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg or the CMU Service as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Guarantor, the Trustee and the Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Bearer Global Note shall be treated by the Issuer, the Guarantor, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "**Noteholder**" and "**holder of Notes**" and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of Notes, as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

For so long as any of the Notes is represented by a Regulation S Global Note, the registered holder of the relevant Regulation S Global Note shall be treated by the Issuer, the Guarantor, the Trustee and any Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note.

For so long as The Depository Trust Company ("**DTC**") or its nominee is the registered owner or holder of a Rule 144A Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Rule 144A Global Note for all purposes except to the extent that in accordance with DTC's published rules and procedures any ownership rights may be exercised by its participants or beneficial owners through participants.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of DTC, Euroclear, Clearstream, Luxembourg and the CMU Service, as the case may be. References to DTC, Euroclear, Clearstream, Luxembourg and/or the CMU Service shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Trustee and the Principal Paying Agent.

2. TRANSFERS OF REGISTERED NOTES

(a) Transfers of interests in Registered Global Notes

Transfers of beneficial interests in Registered Global Notes will be effected by DTC, Euroclear or Clearstream, Luxembourg, as the case may be, and, in turn, by other participants and, if appropriate, indirect participants in such clearing systems acting on behalf of beneficial transferors and transferees of such interests. A beneficial interest in a Registered Global Note will, subject to compliance with all applicable legal and regulatory restrictions, be transferable for Registered Notes in definitive form or for a beneficial interest in another Registered Global Note only in the authorised denominations set out in the applicable Pricing Supplement as Specified Denominations and only in accordance with the rules and operating procedures for the time being of DTC, Euroclear or Clearstream, Luxembourg, as the case may be and in accordance with the terms and conditions specified in the Trust Deed and the Agency Agreement. Transfers of a Rule 144A Global Note shall be limited to transfers of such Rule 144A Global Note, in whole but not in part, to a nominee of DTC or to a successor of DTC or such successor's nominee.

(b) Transfers of Registered Notes in definitive form

Subject as provided in paragraphs (e), (f) and (g) below, upon the terms and subject to the conditions set forth in the Trust Deed and the Agency Agreement, a Registered Note in definitive form may be transferred in whole or in part (in the authorised denominations set out in the applicable Pricing Supplement as Specified Denominations). In order to effect any such transfer (i) the holder or holders must (a) surrender the Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar or any Transfer Agent, with the form of transfer thereon duly executed by the holder or holders thereof or his or their attorney or attorneys duly authorised in writing and (b) complete and deposit such other certifications as may be required by the Registrar or, as the case may be, the relevant Transfer Agent and (ii) the Registrar or, as the case may be, the relevant Transfer Agent must, after due and careful enquiry, be satisfied with the documents of title and the identity of the person making the request. Any such transfer will be subject to such reasonable regulations as the Issuer, the Trustee and the Registrar may from time to time prescribe (the initial such regulations being set out in Schedule 10 to the Agency Agreement). Subject as provided above, the Registrar or, as the case may be, the relevant Transfer Agent will, within three business days (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar or, as the case may be, the relevant Transfer Agent is located) of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), authenticate and deliver, or procure the authentication and delivery of, at its specified office to the transferee or (at the risk of the transferee) send by uninsured mail, to such address as the transferee may request, a new Registered Note in definitive form of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note in definitive form, a new Registered Note in definitive form in respect of the balance of the Registered Note not transferred will be so authenticated and delivered or (at the risk of the transferor) sent by uninsured mail to the transferor.

(c) Registration of transfer upon partial redemption

In the event of a partial redemption of Notes under Condition 8, the Issuer shall not be required to register the transfer of any Registered Note, or part of a Registered Note, called for partial redemption.

(d) Costs of registration

Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer as provided above, except for any costs or expenses of delivery other than by regular uninsured mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration.

(e) Transfers of interests in Regulation S Global Notes

Prior to the expiry of the applicable Distribution Compliance Period, transfers by the holder of, or of a beneficial interest in, a Regulation S Global Note to a transferee in the United States or who is a U.S. person will only be made:

(i) upon receipt by the Registrar of a written certification substantially in the form set out in Schedule 3 to the Agency Agreement, amended as appropriate (a "**Transfer Certificate**"), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Note or beneficial interest therein to the effect that such transfer is being made:

(A) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or

(B) to a person who is an Institutional Accredited Investor, together with, in the case of (B), a duly executed investment letter from the relevant transferee substantially in the form set out in Schedule 4 to the Agency Agreement (an "**IAI Investment Letter**") and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States; or

(ii) otherwise pursuant to an effective registration statement under the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States,

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

In the case of (A) above, such transferee may take delivery through a Legended Note in global or definitive form and, in the case of (B) above, such transferee may take delivery only through a Legended Note in definitive form. After expiry of the applicable Distribution Compliance Period (i) beneficial interests in Regulation S Global Notes may be held through DTC directly, by a participant in DTC, or indirectly through a participant in DTC and (ii) such certification requirements will no longer apply to such transfers.

(f) Transfers of interests in Legended Notes

Transfers of Legended Notes or beneficial interests therein may be made:

(i) to a transferee who takes delivery of such interest through a Regulation S Global Note, upon receipt by the Registrar of a duly completed Transfer Certificate from the transferor to the effect that such transfer is being made in accordance with Regulation S and that, if such transfer is being made prior to expiry of the applicable Distribution Compliance Period, the interests in the Notes being transferred will be held immediately thereafter through Euroclear and/or Clearstream, Luxembourg; or

(ii) to a transferee who takes delivery of such interest through a Legended Note:

(A) where the transferee is a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, without certification; or

(B) where the transferee is an Institutional Accredited Investor, subject to delivery to the Registrar of a Transfer Certificate from the transferor to the effect that such transfer is being made to an Institutional Accredited Investor, together with a duly executed IAI Investment Letter from the relevant transferee and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction;

(iii) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available); or

(iv) pursuant to an effective registration statement under the Securities Act.

and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

Notes transferred by Institutional Accredited Investors to QIBs pursuant to Rule 144A or outside the United States pursuant to Regulation S will be eligible to be held by such QIBs or non-U.S. investors through DTC, Euroclear or Clearstream, Luxembourg, as appropriate, and the Registrar will arrange for any Notes which are the subject of such a transfer to be represented by the appropriate Registered Global Note, where applicable.

Upon the transfer, exchange or replacement of Legended Notes, or upon specific request for removal of the legend (the "**Legend**") applicable to Legended Notes, the Registrar shall deliver only Legended Notes or refuse to remove such Legend, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may reasonably be required by the Issuer, which may include an opinion of U.S. counsel, that neither the Legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

(g) Exchanges and transfers of Registered Notes generally

Holders of Registered Notes in definitive form, other than Institutional Accredited Investors, may exchange such Notes for interests in a Registered Global Note of the same type at any time.

(h) Closed Periods

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 8(c), (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

(i) Definitions

In this Condition, the following expressions shall have the following meanings:

"**Distribution Compliance Period**" means the period that ends 40 days after the completion of the distribution of each Tranche of Notes, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant Lead Manager (in the case of a syndicated issue);

"**Institutional Accredited Investor**" means "**accredited investors**" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act that are institutions;

"**Legended Note**" means Registered Notes in definitive form that are issued to Institutional Accredited Investors and Registered Notes (whether in definitive form or represented by a Registered Global Note) sold in private transactions to QIBs in accordance with the requirements of Rule 144A;

"**QIB**" means a "**qualified institutional buyer**" within the meaning of Rule 144A;

"**Regulation S**" means Regulation S under the Securities Act;

"**Regulation S Global Note**" means a Registered Global Note representing Notes sold outside the United States in reliance on Regulation S;

"**Rule 144A**" means Rule 144A under the Securities Act;

"**Rule 144A Global Note**" means a Registered Global Note representing Notes sold in the United States to QIBs; and

"**Securities Act**" means the United States Securities Act of 1933, as amended.

3. STATUS OF THE NOTES AND THE GUARANTEE

(a) Status of the Notes

The Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and rank *pari passu* among themselves and (save for certain obligations required to be preferred by law) equally with all other unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of the Guarantee

The payment of principal and interest in respect of the Notes and all other amounts payable by the Issuer under or pursuant to the Trust Deed has been unconditionally and irrevocably guaranteed by the Guarantor in the Trust Deed (the "**Guarantee**"). The obligations of the Guarantor under the Guarantee are direct, unconditional, unsubordinated and (subject to the provisions of Condition 4) unsecured obligations of the Guarantor and (save for certain obligations required to be preferred by law) rank equally with all other unsecured obligations (other than subordinated obligations, if any) of the Guarantor, from time to time outstanding.

4. NEGATIVE PLEDGE

(a) Negative Pledge

So long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer and the Guarantor will ensure that no Relevant Indebtedness (as defined below) and no guarantee or indemnity of any Relevant Indebtedness will be secured by any mortgage, charge, lien, pledge or other security interest (other than a lien arising by operation of law) (each a "**Security Interest**") upon the whole or any part of the undertaking, revenues or assets, present or future, of the Issuer or, as the case may be, the Guarantor, unless the Issuer or, as the case may be, the Guarantor shall, in the case of the creation of a Security Interest, before or at the same time and, in any other case, promptly, take any and all action necessary to ensure that:

(1) all amounts payable by it under the Notes, the Coupons, the Receipts and the Trust Deed are secured by the Security Interest equally and rateably with the Relevant Indebtedness or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, in each case, to the satisfaction of the Trustee; or

(2) such other Security Interest or other arrangement (whether or not it includes the giving of a Security Interest) is provided either (A) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or (B) as shall be approved by an Extraordinary Resolution (which is defined in the Trust Deed as a resolution duly passed by a majority of not less than three-fourths of the votes cast thereon) of the Noteholders,

provided that the Issuer or, as the case may be, the Guarantor may create, assume or have outstanding a Security Interest in respect of any Relevant Indebtedness and/or in respect of any guarantee or indemnity of any Relevant Indebtedness without the obligation to provide a Security Interest, guarantee, indemnity or other arrangement in respect of the Notes and the relative Receipts and Coupons as aforesaid where such Security Interest is issued or created for the purpose of financing or refinancing the purchase of any property or assets provided that (i) such property or assets are the sole subject of the Security Interest, (ii) in connection with any such financing or refinancing, neither the scope of the Security Interest nor the principal amount secured is increased, (iii) the principal amount of the Relevant Indebtedness secured by such Security Interest shall not exceed the purchase cost of such property or assets and (iv) any such Security Interest shall be created or assumed concurrently with or within one year following the purchase of such property or assets.

(b) Interpretation

For the purposes of these Conditions:

(i) "**Indebtedness**" means any present or future indebtedness (including any liability under or in respect of any acceptance or acceptance credit but excluding, for the avoidance of doubt, bills of exchange drawn under or in respect of letters of credit or contracts for the provisions of goods or services for the purpose of effecting payment and not in connection with the raising of money); and

(ii) "**Relevant Indebtedness**" means any Indebtedness in the form of or represented by any note, bond, debenture, debenture stock, loan stock or other similar security which (with the consent of the issuer of the Indebtedness) are for the time being, or are capable of being, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other securities market, having an original maturity of more than one year from its date of issue.

5. REDENOMINATION

(a) Redenomination

Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders or the Couponholders, on giving 30 days' prior notice to the Trustee, the Principal Paying Agent, Euroclear, Clearstream, Luxembourg and/or as applicable, the CMU Service and at least 30 days' prior notice to the Noteholders in accordance with Condition 15, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) the Notes and the Receipts shall be deemed to be redenominated into euro in the denomination of 0.01 with a nominal amount in euro for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Principal Paying Agent and with the prior written approval of the Trustee, that the then market practice in respect of the redenomination into euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes are for the time being listed and the Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest 0.01;

(iii) if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of 1,000, 10,000, 100,000 and (but only to the extent of any remaining amounts less than 1,000 or such smaller denominations as the Issuer in conjunction with the Principal Paying Agent may determine) 0.01 and such other denominations as the Issuer in conjunction with the Principal Paying Agent shall determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the "**Exchange Notice**") that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Principal Paying Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified

Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention;

(vii) if the Notes are Floating Rate Notes, the applicable Pricing Supplement will specify any relevant changes to the provisions relating to interest; and

(viii) such other changes shall be made to these Conditions as the Issuer may decide, after consultation with the Trustee and the Principal Paying Agent, and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro.

(b) Definitions

In these Conditions, the following expressions have the following meanings:

"**Established Rate**" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"**euro**" and "**€**" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"**Redenomination Date**" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph (a) above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union; and

"**Treaty**" means the Treaty establishing the European Community, as amended by the Treaty on European Union, as amended from time to time.

6. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the nominal amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in these Conditions, "**Fixed Interest Period**" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period ending other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such amount by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "**Accrual Period**") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; or

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360; or

(iii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Accrual Period divided by 365.

In these Conditions:

"**Determination Period**" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"**sub-unit**" means with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the nominal amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an "**Interest Payment Date**") which falls the number of months or other period

specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), "**ISDA Rate**" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Principal Paying Agent under an interest rate swap transaction if the Principal Paying Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "**ISDA Definitions**") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("**LIBOR**"), on the Euro-zone inter-bank offered rate ("**EURIBOR**") or on the Hong Kong inter-bank offered rate ("**HIBOR**"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**" and "**Reset Date**" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR, or Hong Kong time, in the case of HIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Principal Paying Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Principal Paying Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR or HIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) Minimum and/or maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Principal Paying Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Principal Paying Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same. If required to be calculated by it, the Principal Paying Agent or, as the case may be, the Calculation Agent shall cause the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Trustee, the Issuer, the Guarantor each of the Paying Agents, the Noteholders and, if the Notes are listed on a stock exchange and the rules of such stock exchange or other relevant authority so require, such stock exchange or other relevant authority as soon as practicable after calculating the same.

The Principal Paying Agent will calculate the amount of interest (the "**Interest Amount**") payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(b):

(i) if "Actual/365" or "Actual/Actual (ISDA)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Principal Paying Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 15 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 15. For the purposes of this paragraph, the expression "**London Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Principal Paying Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Principal Paying Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Principal Paying Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 6, whether by the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Guarantor, the Trustee, the Principal Paying Agent, the Calculation Agent (if applicable), the other Agents and all

Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Guarantor, the Noteholders, the Receiptholders or the Couponholders shall attach to the Principal Paying Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

(f) Definitions

In these Conditions, if a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 6(b)(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Conditions, "**Business Day**" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London, Hong Kong and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London, Hong Kong and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor system (the "**TARGET System**") is open.

7. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 9.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Bearer Notes not held in CMU will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Bearer Notes, and payments of interest in respect of definitive Bearer Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of Instalment Amounts (if any) in respect of definitive Bearer Notes not held through the CMU Service, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Bearer Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Bearer Note to which it appertains. Receipts presented without the definitive Bearer Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Bearer Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive bearer form not held through the CMU Service (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 9) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive bearer form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive bearer form not held through the CMU Service becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "**Long Maturity Note**" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

In the case of definitive Bearer Notes held through the CMU Service, payment will be made to the person(s) for whose account(s) interests in the relevant definitive Bearer Note are credited as being held with CMU in accordance with the CMU Rules at the relevant time as notified to the CMU Lodging Agent by the CMU in a relevant CMU Instrument Position Report or any relevant notification by CMU, which notification shall be conclusive evidence of the records of CMU (save in the case of manifest error) and payment made in accordance thereof shall discharge the obligations of the Issuer or, as the case may be, the Guarantor in respect of that payment.

If the due date for redemption of any definitive Bearer Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Bearer Note.

(c) Payments in respect of Bearer Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Bearer Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Bearer Notes and otherwise in the manner specified in the relevant Global Note (i) in the case of a Global Note lodged with CMU, to the person(s) for whose account(s) interests in the relevant Global Note are credited as being held through the CMU Service in accordance with the CMU Rules, or (ii) in the case of a Global Note not lodged with CMU, against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Bearer Global Note, distinguishing between any payment of principal and any payment of interest, will be made (in the case of a Global Note not lodged with CMU) on such Global Note by the Paying Agent to which it was presented or (in the case of a Global Note lodged with CMU) on withdrawal of such Global Note by the CMU Lodging Agent, and in each such case such record shall be *prima facie* evidence that the payment in question has been made.

(d) Payments in respect of Registered Notes

Payments of principal (other than Instalment Amounts prior to the final instalment) in respect of each Registered Note (whether or not in global form) will be made against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the Registered Note at the specified office of the Registrar or any of the Paying Agents. Such payments will be made by transfer to the Designated Account (as defined below) of the holder (or the first named of joint holders) of the Registered Note appearing in the register of holders of the Registered Notes maintained by the Registrar (the "**Register**") at the close of business on the third business day (being for this purpose a day on which banks are open for business in the city where the specified office of the Registrar is located) before the relevant due date. Notwithstanding the previous sentence, if (i) a holder does not have a Designated Account or (ii) the principal amount of the Notes held by a holder is less than U.S.$250,000 (or its approximate equivalent in any other Specified Currency), payment will instead be made by a cheque in the Specified Currency drawn on a Designated

Bank (as defined below). For these purposes, "**Designated Account**" means the account (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by a holder with a Designated Bank and identified as such in the Register and "**Designated Bank**" means (in the case of payment in a Specified Currency other than euro) a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively) and (in the case of a payment in euro) any bank which processes payments in euro.

Payments of interest and payments of Instalment Amounts (other than the final instalment) in respect of each Registered Note (whether or not in global form) will be made by a cheque in the Specified Currency drawn on a Designated Bank and mailed by uninsured mail on the business day in the city where the specified office of the Registrar is located immediately preceding the relevant due date to the holder (or the first named of joint holders) of the Registered Note appearing in the Register at the close of business on the fifteenth day (whether or not such fifteenth day is a business day) before the relevant due date (the "**Record Date**") at his address shown in the Register on the Record Date and at his risk. Upon application of the holder to the specified office of the Registrar not less than three business days in the city where the specified office of the Registrar is located before the due date for any payment of interest in respect of a Registered Note, the payment may be made by transfer on the due date in the manner provided in the preceding paragraph. Any such application for transfer shall be deemed to relate to all future payments of interest (other than interest due on redemption) and Instalment Amounts (other than the final instalment) in respect of the Registered Notes which become payable to the holder who has made the initial application until such time as the Registrar is notified in writing to the contrary by such holder. Payment of the interest due in respect of each Registered Note on redemption and the final instalment of principal will be made in the same manner as payment of the principal amount of such Registered Note.

Holders of Registered Notes will not be entitled to any interest or other payment for any delay in receiving any amount due in respect of any Registered Note as a result of a cheque posted in accordance with this Condition arriving after the due date for payment or being lost in the post. No commissions or expenses shall be charged to such holders by the Registrar in respect of any payments of principal or interest in respect of the Registered Notes.

All amounts payable to DTC or its nominee as registered holder of a Registered Global Note in respect of Notes denominated in a Specified Currency other than U.S. dollars shall be paid by transfer by the Registrar to an account in the relevant Specified Currency of the Exchange Agent on behalf of DTC or its nominee for payment in such Specified Currency for conversion into U.S. dollars in accordance with the provisions of the Agency Agreement.

None of the Issuer, the Guarantor, the Trustee or the Agents will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(e) General provisions applicable to payments

The holder of a Global Note (if the Global Note is not lodged with CMU) or (if the Global Note is lodged with CMU) the person(s) for whose account(s) interests in such Global Note are credited as being held through the CMU Service in accordance with the CMU Rules as notified to the CMU Lodging Agent by CMU in a relevant CMU Instrument Position Report or any other relevant notification by CMU (which notification, in either case, shall be conclusive evidence of the records of CMU save in the case of manifest error), shall be the only person(s) entitled to receive payments in respect of Notes represented by such Global Note and the Issuer or, as the case may be, the Guarantor will be discharged by payment to, or to the order of, the holder of such Global Note or such person(s) for whose account(s) interests in such Global Note are credited as being held through the CMU Service (as the case may be) in respect of each amount so paid. Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg, DTC or the CMU Service as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear, Clearstream, Luxembourg, DTC or the CMU Lodging Agent, as the case may be, for his share of each payment so made by the Issuer or, as the case may be, the Guarantor in respect of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Bearer Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States only if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Bearer Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer and the Guarantor, adverse tax consequences to the Issuer or the Guarantor.

(f) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "**Payment Day**" means any day which (subject to Condition 10) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) Hong Kong;

(C) London; and

(D) any Additional Financial Centre specified in the applicable Pricing Supplement;

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London, Hong Kong and any Additional Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open; and

(iii) in the case of any payment in respect of a Registered Global Note denominated in a Specified Currency other than U.S. dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such Registered Global Note) has elected to receive any part of such payment in U.S. dollars, a day other than a Saturday or Sunday or any other day on which commercial banks are not authorised or required by law or regulation to be closed in New York City.

(g) Interpretation of principal and interest

Any reference in these Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 9 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 8(e)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 9 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

8. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Principal Paying Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of such notice that:

(i) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 9 or the Guarantor would be unable for reasons outside its control to procure payment by the Issuer and in making payment itself would be required to pay such additional amounts, in each case as a result of any change in, or amendment to, the laws or regulations of a Tax Jurisdiction (as defined in Condition 9) or any political subdivision of, or any authority in, or of, a Tax Jurisdiction having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer or, as the case may be, the Guarantor taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or, as the case may be, the Guarantor would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer or, as the case may be, two Directors of the Guarantor stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer or, as the case may be, the Guarantor has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept the certificate as sufficient evidence of the satisfaction of the conditions precedent set out above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 8(b) will be redeemed at their Early Redemption Amount referred to in paragraph (e) below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 15; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to:

(a) the Trustee and the Principal Paying Agent; and

(b) in the case of a redemption of Registered Notes, the Registrar,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date(s) and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and/or not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed ("**Redeemed Notes**") will be selected in such place as the Trustee may approve and in such manner as it deems fit, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the CMU Service, (as appropriate) in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "**Selection Date**"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 15 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 15 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders (Investor Put)

(A) If Investor Put is specified in the applicable Pricing Supplement

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 15 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, such Note on the Optional Redemption Date(s) and at the Optional Redemption Amount(s) together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date.

(B) Put Option Exercise Procedures

If this Note is in definitive form, to exercise the right to require redemption of this Note the holder of this Note must deliver such Note at the specified office of any Paying Agent (together with all unmatured Receipts and Coupons and unexchanged Talons in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) at any time during normal business hours of such Paying Agent or, as the case may be, the Registrar falling within the notice period, accompanied by a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent or, as the case may be, the Registrar (a "**Put Notice**") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control and, in the case of Registered Notes, the nominal amount thereof to be redeemed and, if less than the full nominal amount of the Registered Notes so surrendered is to be redeemed, an address to which a new Registered Note in respect of the balance of such Registered Notes is to be sent subject to and in accordance with the provisions of Condition 2(b). Registered Notes may be redeemed under this Condition 8(d) in any multiple of their lowest Specified Denomination.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 11, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note (other than a Zero Coupon Note, an Instalment Note and a Partly Paid Note) with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "**Amortised Face Amount**") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^y$

where:

"**RP**" means the Reference Price; and

"**AY**" means the Accrual Yield; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph (e) above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer, the Guarantor or any Subsidiary (as defined in the Trust Deed) of the Issuer or the Guarantor may at any time purchase Notes (provided that, in the case of definitive Bearer Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer or the Guarantor, surrendered to any Paying Agent and/or the Registrar for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Principal Paying Agent and may not be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 11 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Trustee, the Principal Paying Agent or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 15.

9. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer or the Guarantor will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of any Tax Jurisdiction unless such withholding or deduction is required by law. In such event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with a Tax Jurisdiction other than the mere holding of such Note, Receipt or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 7(f)); or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th–27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union; or

(e) presented for payment by or on behalf of a holder of such Note, Receipt or Coupon who, at the time of such presentation, is able to avoid such withholding or deduction by making a declaration of non-residence or other similar claim for exemption and does not make such declaration or claim.

As used herein:

(i) "**Tax Jurisdiction**" means the British Virgin Islands or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Issuer) or Hong Kong or any political subdivision or any authority thereof or therein having power to tax (in the case of payments by the Guarantor); and

(ii) the "**Relevant Date**" means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Principal Paying Agent or the Registrar, as the case may be, on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 15.

10. PRESCRIPTION

The Notes (whether in bearer or registered form), Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 9) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7(b) or any Talon which would be void pursuant to Condition 7(b).

11. EVENTS OF DEFAULT AND ENFORCEMENT

(a) Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but in the case of the happening of any of the events described in paragraphs (ii) and (iv) to (xi) inclusive, only if the Trustee shall have certified in writing to the Issuer and the Guarantor that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice in writing to the Issuer that each Note is, and each Note shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an "**Event of Default**") shall occur:

(i) *Non-payment:* the Issuer fails to pay any amount of principal in respect of the Notes within seven days of the due date for payment thereof or fails to pay any amount of interest in respect of the Notes within fourteen days of the due date for payment thereof; or

(ii) *Breach of other obligations:* the Issuer or the Guarantor defaults in the performance or observance of, or compliance with, any of its other obligations under the Conditions or the Trust Deed which default is incapable of remedy, or if in the opinion of the Trustee capable of remedy, such default remains unremedied in the opinion of the Trustee for 30 days (or such longer period as the Trustee may permit) next following service by the Trustee on the Issuer or, as the case may be, the Guarantor of notice requiring the same to be remedied; or

(iii) *Cross default of Issuer or Guarantor:* (1) the Issuer or the Guarantor, as the case may be, shall default in the payment of any principal of or interest on any Indebtedness beyond any period of grace provided in respect thereof; or (2) the Issuer or the Guarantor, as the case may be, shall fail to honour when due and called upon any guarantee of any Indebtedness or (3) any Indebtedness of the Issuer or the Guarantor, as the case may be, shall become due and payable prior to its specified maturity by reason of any default or event of default (howsoever described), in each case in an aggregate principal amount of at least U.S.$30,000,000 or such other amount as may be specified in the applicable Pricing Supplement or the equivalent thereof in another currency or currencies; or

(iv) *Enforcement Proceedings:* a distress, attachment, execution or other legal process is levied, enforced or sued out on or against the whole or a substantial part of the property, assets or revenues of the Issuer or the Guarantor and is not discharged or stayed within 60 days; or

(v) *Security enforced:* a secured party takes possession, or a receiver, manager or other similar officer is appointed or initiates any legal proceedings to enforce any mortgage, charge, pledge, lien or other encumbrance over the whole or a substantial part of the undertaking, assets and revenues of the Issuer or the Guarantor and is not discharged or stayed within 60 days; or

(vi) *Insolvency etc:* (1) the Issuer or the Guarantor becomes insolvent or is unable to pay its debts as they fall due, (2) an administrator or liquidator of the Issuer or the Guarantor is appointed with respect to the whole or a substantial part of the undertaking, assets and revenues of the Issuer or the Guarantor, (3) the Issuer or the Guarantor makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of its Indebtedness (or any guarantees of any Indebtedness given by it) generally or (4) the Issuer or the Guarantor ceases or threatens to cease to carry on all or a substantial part of its business; or

(vii) *Winding up etc:* (i) an order is made or an effective resolution is passed for the winding up, liquidation or dissolution of the Issuer or the Guarantor (otherwise than for the purposes of or pursuant to an amalgamation, reorganisation or restructuring whilst solvent on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders) and (ii) in any case is not discharged, stayed or the subject of *bona fide* proceedings within 28 days; or

(viii) *Illegality:* if, in the opinion of the Trustee, it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of its obligations under any of the Notes or the Trust Deed and such illegality is incapable of remedy, or if in the opinion of the Trustee capable of remedy, such illegality remains unremedied in the opinion of the Trustee for 30 days (or such longer period as the Trustee may permit) next following service in writing by the Trustee on the Issuer, or as the case may be, the Guarantor of notice requiring the same to be remedied; or

(ix) *Ownership:* the Issuer ceases to be wholly-owned and controlled by the Guarantor; or

(x) *Analogous event:* any event occurs which under the laws of the British Virgin Islands or Hong Kong has an analogous effect to any of the events referred to in paragraphs (iv) to (viii) above; or

(xi) *Guarantee not in force:* the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect.

(b) *Enforcement*

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (i) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

12. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced subject to applicable laws, regulations and relevant stock exchange regulations at the specified office of the Principal Paying Agent or the Paying Agent in Luxembourg (in the case of Bearer Notes, Receipts or Coupons) or the Registrar or the Transfer Agent in Luxembourg (in the case of Registered Notes) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer, the Principal Paying Agent and the Registrar (as the case may be) may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. AGENTS

The names of the initial Agents and their initial specified offices are set out below.

The Issuer and the Guarantor are entitled, after consultation with the Trustee, to vary or terminate the appointment of any Agent and/or appoint additional or other Agents and/or approve any change in the specified office through which any Agent acts, provided that:

(a) there will at all times be a Principal Paying Agent and a Registrar;

(b) so long as the Notes are listed on any stock exchange, there will at all times be a Paying Agent (in the case of Bearer Notes) and a Transfer Agent (in the case of Registered Notes) with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority);

(c) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th–27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive is introduced, the Issuer will ensure that it maintains a Paying Agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to any such Directive; and

(d) so long as any of the Registered Global Notes denominated in a Specified Currency other than U.S. dollars are held through DTC or its nominee, there will at all times be an Exchange Agent.

In addition, the Issuer and the Guarantor shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 7(e). Any variation, termination, appointment or change referred to in the preceding paragraph and/or any appointment referred to in this paragraph shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 15.

In acting under the Agency Agreement, the Agents act solely as agents of the Issuer and the Guarantor and, in certain circumstances set out therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency

Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

14. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10.

15. NOTICES

All notices regarding the Bearer Notes will be deemed to be validly given if published (i) in a leading daily newspaper of general circulation in Hong Kong and (ii) if and for so long as the Bearer Notes are listed on the Luxembourg Stock Exchange (and so long as the rules of such stock exchange so require), a daily newspaper of general circulation in Luxembourg. It is expected that such publication will be made in the *South China Morning Post* in Hong Kong and the *Luxemburger Wort* in Luxembourg. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Bearer Notes are for the time being listed. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If, in the opinion of the Trustee, publication as provided above is not practicable, a notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

All notices regarding the Registered Notes will be deemed to be validly given if sent by first class mail or (if posted to an address overseas) by airmail to the holders (or the first named of joint holders) at their respective addresses recorded in the Register and will be deemed to have been given on the fourth day after mailing and, in addition, for so long as any Registered Notes are listed on a stock exchange and the rules of that stock exchange so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of (i) Euroclear and/or Clearstream, Luxembourg and/or DTC, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg and/or DTC for communication by them to the holders of the Notes or (ii) the CMU Service, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to the persons shown in a CMU Instrument Position Report issued by the CMU Service on the second business day preceding the date of despatch of such notice as holding interests in the relevant Global Note and, in addition, in the case of both (i) and (ii) above, for so long as any Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange (or any other relevant authority) so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that Stock Exchange (or any other relevant authority). Any such notice shall be deemed to have been given to the holders of the Notes on the first day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the persons shown in the relevant CMU Instrument Position Report.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes). Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Principal Paying Agent or the Registrar through Euroclear and/or Clearstream, Luxembourg and/or DTC and/or, in the case of Notes lodged with the CMU Service, by delivery by such holder of such notice to the CMU Lodging Agent in Hong Kong, as the case may be, in such manner as the Principal Paying Agent, the Registrar, the CMU Lodging Agent and Euroclear and/or Clearstream, Luxembourg and/or DTC and/or the CMU Service, as the case may be, may approve for this purpose.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 15.

16. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER AND SUBSTITUTION

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer, the Guarantor or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than ten per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 per cent. in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts, the Coupons or the Trust Deed (including, *inter alia,* modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or potential Event of Default shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest or proven error. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 15 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Guarantor, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 9 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 9 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, agree with the Issuer to the substitution in place of the Issuer (or of any previous substitute under this Condition) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed of a subsidiary of the Guarantor, subject to (a) the Notes being unconditionally and irrevocably guaranteed by the Guarantor, (b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

Any such modification, waiver, authorisation, determination or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, any such modification or substitution shall be promptly notified to Noteholders by the Issuer in accordance with Condition 15.

17. INDEMNIFICATION OF THE TRUSTEE AND TRUSTEE CONTRACTING WITH THE ISSUER AND/OR THE GUARANTOR

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (i) to enter into business transactions with the Issuer and/or the Guarantor and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or the Guarantor, (ii) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders and (iii) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

18. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

19. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

20. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

(b) Submission to jurisdiction

Each of the Issuer and the Guarantor has in the Trust Deed agreed, for the exclusive benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "**Proceedings**") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

Each of the Issuer and the Guarantor has in the Trust Deed irrevocably waived any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably agreed in the Trust Deed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer or the Guarantor in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

Each of the Issuer and the Guarantor has in the Trust Deed appointed Law Debenture Corporate Services Limited at its registered office at Fifth Floor, 100 Wood Street, London EC2V 7EX, England as its agent for service of process, and has undertaken that, in the event of Law Debenture Corporate Services Limited ceasing so to act or ceasing to be registered in England, it will appoint another person as its agent for service of process in England in respect of any Proceedings. Nothing herein shall affect the right to serve proceedings in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be on-lent by the Issuer to the Guarantor to be used for general corporate purposes.

DESCRIPTION OF THE ISSUER

The Issuer, incorporated in the British Virgin Islands on 25th January, 2002, is a wholly-owned subsidiary of the Guarantor. As at the date of this Offering Circular, it has an authorised share capital of U.S.$50,000, divided into 50,000 shares of U.S.$1.00 par value each, of which one share has been issued. The Issuer was established to raise financing for the Guarantor. The Issuer has not engaged, since its incorporation, in any material activities other than those incidental to its registration, the establishment of the Programme and the authorisation of documents and agreements referred to in this Offering Circular to which it is or will be a party. As at the date hereof the Issuer has no subsidiaries.

The directors of the Issuer as at the date of this Offering Circular are:

Name	Age	Position	Year Appointed
Peter P. W. Tse	51	Director	2002
Betty S. M. Yuen	44	Director	2002

Peter P. W. Tse, BSc (Eng), MSc, FCA, FHKSA, Director

Mr. Tse holds a BSc (Eng) degree from The University of Hong Kong and an MSc degree from The University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Executive Director and Chief Financial Officer of CLP Holdings Limited. He is responsible for the CLP Group's financial and treasury affairs, investor relations and property business. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.

Betty S. M. Yuen, CA (Canada), Director

Mrs. Yuen is Managing Director of CLP Power and has overall responsibility for the Company. Mrs. Yuen began her career in public accounting in Canada in the late 1970s. She spent 13 years with ExxonMobil Energy Limited and her last position there was Executive Director — Finance and Development overseeing the company's financial affairs and business development activities in the region. Mrs. Yuen was appointed as CLP Power's Director of Finance and Planning in 1999 with responsibilities over the Company's financial, regulatory, corporate strategy and legal affairs. Mrs. Yuen assumed her current position on 1st April, 2002.

The registered office of the Issuer is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The correspondence address of each of the directors of the Issuer for the purposes of his or her directorship in the Issuer is 147 Argyle Street, Kowloon, Hong Kong.

The Issuer has no employees. The Issuer has no outstanding borrowings as at the date of this Offering Circular.

The following table sets out the non-consolidated capitalisation and indebtedness of the Guarantor as at 31st December, 2001, extracted from the audited financial statements of the Guarantor as at 31st December, 2001:

	As at 31st December, 2001
	Actual (HK$ million)
Short-term debt (including current portion of long-term debt)	394
Long-term debt (net of current portion)	3,846
Shareholders' funds	
Share capital	12,442
Reserves	9,102
Total shareholders' funds	21,544
Total capitalisation	25,390
Total short-term debt and capitalisation	25,784

As at 31st December, 2001, the Guarantor had an authorised share capital of HK$19,500 million, divided into 3,900 million shares of HK$5 each, of which 2,488.32 million common shares had been issued and fully paid.

Note:

(1) Save as disclosed herein, there has been no material change in the non-consolidated capitalisation and indebtedness of the Guarantor since 31st December, 2001.

DESCRIPTION OF THE GUARANTOR

Introduction

CLP Power Hong Kong Limited (the "**Company**") was established in 1901 in Hong Kong as China Light & Power Company, Limited. It changed its name to CLP Power Hong Kong Limited on 5th March, 1999. The Company's website address is *www.clpgroup.com*.

The Company is engaged in the electricity generation, transmission and distribution business in Hong Kong. It is the largest of the two electricity providers in Hong Kong. The Company does not generate electrical power, but sells it. The Company purchases its electricity from Castle Peak Power Company Ltd. ("**CAPCO**"), an affiliated company incorporated in Hong Kong and from Guangdong Nuclear Power Joint Venture Company, Limited. Another of the Company's affiliates, Hong Kong Nuclear Investment Company Limited ("**HKNIC**"), owns a 25 per cent. equity interest in Guangdong Nuclear Power Joint Venture Company, Limited, which owns Guangdong Nuclear Power Station. See "— Non-CAPCO Power Purchases/Storage Facilities". The Company supplies electricity to Kowloon and the New Territories, including Lantau, Cheung Chau and a number of outlying islands. Its supply area extends to approximately 1,000 square kilometres and covers a population of approximately 5.4 million people, including over 2.0 million customers. The Company supplies approximately 72 per cent. of the electricity consumed in Hong Kong.

The Company was established in 1901 to supply electricity to Guangzhou (formerly known as Canton) in the Chinese mainland. In 1903, the Company established its first power station in Kowloon. In 1964, it entered into a joint venture arrangement with ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.), a wholly owned subsidiary of Exxon Mobil Corporation (formerly known as Exxon Corporation), to help finance the substantial capital commitments required to build power stations needed in connection with the anticipated rapid economic expansion in Hong Kong in the 1960s and 1970s. This arrangement created a new power generating company, Peninsula Electric Power Company Limited, jointly owned 40 per cent. by the Company and 60 per cent. by ExxonMobil Energy Limited ("**ExxonMobil**") (a subsidiary of ExxonMobil International Holdings Inc; formerly known as Exxon Energy Limited), to meet the Company's increasing supply requirements. In 1978 and 1981, two more power generating companies, Kowloon Electricity Supply Company Limited and CAPCO, were formed respectively under the joint venture arrangement, each of which was owned 60 per cent. by ExxonMobil and 40 per cent. by the Company. In 1992, the three power generating companies were consolidated under the name of CAPCO with the Company maintaining its 40 per cent. ownership in CAPCO. Concurrently with the establishment of the joint venture arrangement, the Company and ExxonMobil International Holdings Inc. negotiated a regulatory framework with the government of Hong Kong known formally as the "Scheme of Control".

The Company's electricity generation, transmission and distribution business is regulated by the government of Hong Kong pursuant to the Scheme of Control Agreement dated 9th March, 1992 (as amended, the "**Scheme of Control**"). The Scheme of Control, a contract among the Company, CAPCO, ExxonMobil and the government of Hong Kong, regulates the Company's and CAPCO's financial affairs insofar as they relate to electricity related operations. The Scheme of Control provides that the Company is obliged to meet electricity demand at the lowest reasonable cost. In return, the government of Hong Kong recognises that the Company and CAPCO are entitled to receive a reasonable return on their investments. The 15-year term of the current Scheme of Control is expected to expire on 30th September, 2008 and cannot be amended prior to such date without the mutual agreement of the parties. See "— Scheme of Control".

In addition to the Company's 40 per cent. equity interest in CAPCO, as described above, the Company also holds an equity interest of 49 per cent. in Hong Kong Pumped Storage Development Company, Limited, a joint venture company formed between the Company and ExxonMobil. See "— Non-CAPCO Power Purchases/Storage Facilities". The principal activity of Hong Kong Pumped Storage Development Company, Limited is providing pumped storage services to the Company in the Chinese mainland.

For the year ended 31st December, 2001, the Company received HK$1,295 million as dividend income from its affiliated companies which was fully distributed to CLP Holdings Limited ("**CLP Holdings**") by way of dividends.

Relationship with CLP Holdings Limited

A corporate reorganisation was carried out in 1998 to separate the Company's regulated electricity generation, transmission and distribution business from the non-regulated businesses. A new company, CLP Holdings Limited, was established as a top-tier holding company by way of a Scheme of Arrangement effective on 6th January, 1998 and listed on the Stock Exchange of Hong Kong in place of the Company. The Company then converted into a private company and became a wholly-owned subsidiary of CLP Holdings and transferred to CLP Holdings the shares of those subsidiary companies of it undertaking non-regulated businesses. The diagram below sets forth the Company's parent and its principal operating subsidiaries and affiliates:


CLP Holdings Limited
100%
100%
Hong Kong Nuclear Investment Company Limited
CLP Power Hong Kong Limited (formerly known as China Light & Power Company, Limited)
Other Subsidiaries and Investments
25%
Guangdong Nuclear Power Joint Venture Company, Limited
100%
Guangdong Nuclear Power Station
40%
49%
Castle Peak Power Company Limited
Hong Kong Pumped Storage Development Company, Limited

Business Strategy

The Company's strategy is to concentrate on its electric utility business in Hong Kong and to remain a leading electric utility in the Asia Pacific region. The Company aims to provide electricity efficiently to its customers at the lowest reasonable cost, while continuing to provide a reasonable return to its shareholders in accordance with the Scheme of Control. To achieve this, it is pursuing a number of integrated business strategies and initiatives:

- reinforcing the quality of service to its customers to enhance customer loyalty, through competitive tariff policies, supply reliability and improvements in customer service;
- continuous advances in internal business management and performance, including benchmarking to meet world-best practices;
- close management of capital expenditure and operating costs to achieve the lowest reasonable cost;
- encouraging innovation and growth by developing management and leadership capabilities, repositioning staff skills and organisation to meet a changing environment;
- investment in information technology infrastructure to improve service delivery and lower operating costs; and
- responsible corporate citizenship and partnering with the government of Hong Kong and the community.

Relationship With CAPCO

General

As the Company does not directly own power generation facilities, it purchases a significant part of its electricity demand from CAPCO. The Company works closely with ExxonMobil, which owns the other 60 per cent. of CAPCO, in the financing, construction and management of CAPCO's generating facilities. The affairs of CAPCO are managed by an eleven-member board of directors, of which six representatives are nominated by ExxonMobil and five representatives are nominated by the Company. While the Company acts as the operator of CAPCO's generating facilities under the direction of the CAPCO's board of directors, there are a number of key activities requiring the consent of both shareholders, including financing.

The joint venture relationship between the Company and ExxonMobil is governed by an agreement initially signed in 1964 but since amended and supplemented with several contracts, (together the "**Basic Agreement**") providing amongst other matters, that no facility expansion can be carried out independently by CAPCO without the approval of the Company and ExxonMobil. ExxonMobil also has the option to participate in any future generating capacity expansion undertaken by the Company or CAPCO for the Hong Kong market. However, if ExxonMobil declines to participate in any such further expansion, their right to participate in succeeding expansions of generating capacity is deemed to be waived.

Electricity Purchases

Under the Basic Agreement, the Company is obliged to purchase the total electricity output of CAPCO. It further provides that the Company is responsible for payment of all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses, current and deferred taxes, as well as CAPCO's share of the return permitted under the Scheme of Control. See "— Scheme of Control — *Net and Permitted Return*".

Sales to the Chinese Mainland

The Scheme of Control contemplates a special arrangement to cover the Company's purchase of electricity from CAPCO for supply to the Chinese mainland. Only spare generating capacity of CAPCO not used to serve customers in Hong Kong may be used for sales to the Chinese mainland. The Company considers that such spare generating capacity will be adequate to supply its electricity needs with respect to its sales to the Chinese mainland for the foreseeable future. 80 per cent. of the profit from its sales to the Chinese mainland is credited to a Scheme of Control development fund (the "**Development Fund**"). The remaining 20 per cent. of profits from such sales is retained by the Company and CAPCO for the account of their respective shareholders. See "— Sales to the Chinese Mainland".

CAPCO Financing

The Company and ExxonMobil have provided most of their funding to CAPCO in the form of interest-free loans, by way of shareholders' advances. For the year ended 31st December, 2001, CAPCO's paid-in-capital amounted to HK$50 million, while shareholders' advances averaged approximately HK$10 billion. Pursuant to a deed of subordination, shareholders' advances are subordinated to certain debt financing of CAPCO and may not be repaid unless CAPCO's ratio of borrowed moneys to shareholders' funds (including deferred tax and advances from shareholders) is less than 1.5:1. As at 31st December, 2001, CAPCO's borrowed moneys amounted to approximately HK$13.6 billion, while shareholders' funds (including deferred tax and advances from shareholders) totalled approximately HK$13.9 billion, giving a ratio of 0.98:1.

If CAPCO requires additional financing, the Company and ExxonMobil may in their discretion provide such financing in proportion to their respective participations and, if either declines, the other has the right, but not the obligation, to provide all or any part of the required financing. In addition, if so requested by CAPCO, the Company is obliged to provide financing in the form of special advances, provided that the cumulative amount of such special advances does not exceed the balance of Development Fund. CAPCO also has the ability to raise funds through borrowings or to reduce its dividend payments to the Company and ExxonMobil to finance its activities.

Scheme of Control

Overview

The Company and CAPCO's electricity-related operations and financial affairs have been governed since 1st October, 1963 by a series of Scheme of Control Agreements entered into among the Company, CAPCO, ExxonMobil and the government of Hong Kong. The current Scheme of Control became effective on 1st October, 1993 for a term of 15 years until 30th September, 2008.

The Scheme of Control contains provisions covering the obligations of the parties to the Scheme of Control, the tariff setting mechanism, calculation of the permitted and net return of the Company and CAPCO and the procedures for government monitoring. The Company's sales of electricity to the Chinese mainland are governed by a separate contract, the terms of which do not form part of the Scheme of Control. See "— Sales to the Chinese Mainland".

In accordance with the Scheme of Control, the Company is obliged to contribute to the development of Hong Kong by providing sufficient facilities to meet the demand for electricity at the lowest reasonable cost. In return, the Company, CAPCO and any future companies formed by the Company, alone or together with CAPCO or others (the "**SOC Companies**") are entitled to receive tariff revenue sufficient for a reasonable return on their investments. Costs are forecasted by means of a financial review process described below and the rate of return is determined by means of a formula established by the Scheme of Control. See "— Tariffs".

The Scheme of Control provides for government monitoring of the SOC Companies' financial affairs and operating performance through financial reviews and auditing reviews as described below. Every five years during the 15-year term, the Scheme of Control is expected to be reviewed, and the SOC Companies and the government of Hong Kong have the right to request modifications. Pursuant to the terms of the Scheme of Control, no party can unilaterally make changes to the Scheme of Control.

The government of Hong Kong reviews the SOC Companies' major capital additions and tariff rates. A financial review is conducted whenever major system expansion is proposed, or the period of the existing review is about to expire or when adjustments in excess of 14 per cent. of the previously approved tariff rates for that particular year are proposed. The results of a financial review, including basic tariff rates, are subject to the approval of the government of Hong Kong, provided that if a financial review is not completed prior to the expiry of the previous approved financial review, the Company and CAPCO may increase the basic tariff rate by up to 7 per cent above the previously approved level. Once a financial review has been approved by the government, the basic tariff cannot be unilaterally reduced by the government.

Subsequent to the approval of a financial review, the Company and CAPCO may increase the basic tariff rates by up to 7 per cent. above the level approved in the financial review for a particular year. A further increase of 7 per cent. is permitted with the approval of Hong Kong Executive Council without a further financial review. If the Company and CAPCO have requested an increase in basic tariff rates requiring governmental approval or if the Company and CAPCO have requested revisions to the current financial review and any agreement has not yet been reached with the government of Hong Kong concerning such increase or revisions, the Company and CAPCO still have the right to increase the approved basic tariff rates up to 7 per cent. on an interim basis. A tariff review is conducted in October of each year to agree on the implementation of tariff adjustments for the following year. The Company's existing financial plan was approved by the Executive Council in May 2000 for the period October 1999 to December 2004. See "— Capital Investment Programme".

An auditing review is also submitted each year by the SOC Companies and reviewed by the government of Hong Kong. The auditing review is to provide information to the government in connection with its monitoring of the SOC Companies' activities under the Scheme of Control. The auditing review contains an analysis of the prior-year actual results and current-year projections of sales, capital and operating expenditures and other financial and operating data.

Tariffs

The Company designs the net tariff it charges to cover its and other SOC companies' operating costs and permitted return. See "— Tariff Rates". The net tariff consists of three components: (i) the basic tariff rate, (ii) a fuel clause recovery rebate or charge, and (iii) the Scheme of Control rebate.

(i) Basic Tariff Rates

The Company calculates its annual projected basic tariff rates by taking into account the SOC Companies' permitted return and the annual forecasts of (a), (b), (c), (d) below, using the formula "(a+b-c)/d", where:

(a) operating costs, which include, among other things: the standard cost of fuel; generation, transmission, distribution and administration expenses; depreciation; interest expense; and tax;

(b) allowed net return, ("net return"), which is derived by subtracting from the Scheme of Control permitted return, ("permitted return"): (i) interest up to a maximum of 8 per cent. per annum on borrowings to finance fixed assets; (ii) a charge of 8 per cent. per annum on the average balance of the sums of the Development Fund and the special provision account; (iii) an excess capacity adjustment of 13.5 per cent. on the average excess capacity expenditure less an allowed interest charge of up to 8 per cent. per annum on the average excess capacity expenditure after the Black Point units 7 and 8 are commissioned; and (iv) interest up to a maximum of 8 per cent. per annum on the increase in average balance of the customers' deposits in excess of the balance at 30th September, 1998. The permitted return is the sum of 13.5 per cent. of the SOC Companies' average net fixed assets and 1.5 per cent. on the average net fixed assets financed by shareholders' investments after 30th September, 1978;

(c) revenue from sales to the Chinese mainland less 20 per cent. of the incremental profit before tax (this 20 per cent. of incremental profit from the sales to the Chinese mainland is shared between the Company (40 per cent.) and CAPCO (60 per cent.)); and

(d) local unit sales in terms of kWh as determined by the load forecast.

Under the Scheme of Control, all of the Company's expenses relating to power purchases from Guangdong Nuclear Power Station and all payments to Hong Kong Pumped Storage Development Company, Limited are included in the operating costs described in (a) above.

(ii) Fuel Clause Recovery Rebate or Charge

The standard cost of fuel is recovered through the basic tariff rate as operating costs. The fuel clause recovery rebate or charge represents the difference between the actual cost of fuel (including natural gas, coal and oil) and the standard cost recovered through the basic tariff rate. The difference is charged or credited to a fuel clause recovery account maintained in the Company's books. No approval from the government of Hong Kong is required to recover increases in the cost of fuel.

(iii) Scheme of Control Rebate

Any difference between the Company's net revenue from the sale of electricity and its permitted return is required to be transferred to or from the Development Fund. The balance in the Development Fund represents a liability in the accounts of the Company. The Company pays a charge of 8 per cent. per annum on the average balance of the sums of the Development Fund and special provision account. The charge is credited to a rate reduction reserve and is rebated to customers on their monthly bills.

Net and Permitted Return

The Scheme of Control allows the Company and CAPCO a permitted return and net return as described above. The net return is divided between the Company and CAPCO in accordance with the Basic Agreement which provides that CAPCO will receive that proportion of the total net return represented by the net return CAPCO would receive if CAPCO were the only company under the Scheme of Control and the net return were calculated solely on the basis of CAPCO's accounts. If the actual profit under the

Scheme of Control, together with the amount available for transfer from the Development Fund, is less than the permitted return, CAPCO will not bear more than 20 per cent. of any such deficit. The Company believes that such limitation will not have a material effect on its business or financial condition in the foreseeable future.

Rate-Making Procedures

The revenue requirements of the SOC Companies, which are theoretically equal to the cost of supply of electricity, are computed in a financial model based on load forecast, projected operating expenses and return to shareholders. The overall cost of electricity supply is allocated to each class of customer based on consumption profiles, which are determined by load research. The Company uses the cost of service to each class of customer to determine the revenue required and the unit rate. The Company then proposes basic tariff rates to the government of Hong Kong for approval in accordance with the provisions of the Scheme of Control.

Demand Side Management

The Company undertakes activities to encourage the efficient use of electricity. The Company and CAPCO have entered into a Demand Side Management ("**DSM**") agreement with the government of Hong Kong in May 2000 which lasts for three years until June 2003. The DSM agreement allows the Company to recover all programme costs from customers. The implementation of DSM Program commenced in 2000 which included educational programmes and rebate programmes for energy efficient equipment. Starting in January 2002, the Company introduced a DSM charge of HK¢0.2 per unit on non-residential customers to recover the DSM costs.

Power Generation

The Company's sources of power supply comprise of: (i) CAPCO's power stations located in Castle Peak, Penny's Bay and the six commissioned units at Black Point with a total installed capacity of 6,283 MW; (ii) an approximate 70 per cent. share (1,380 MW) of the output from the Guangdong Nuclear Power Station under contract for a period of 20 years beginning in 1994; and (iii) the Company's right to use 50 per cent. (600 MW) of the capacity of Phase I of Guangzhou Pumped Storage Power Station for a period of 40 years commencing in 1994. All of the Company's sources of power supply provide it with a total installed capacity of 8,263 MW.

The Company does not directly own any power generation facilities. However, the Company operates and maintains CAPCO's power stations. In addition, the Company and Hong Kong Nuclear Investment Company Limited have seconded a number of staff to Guangzhou Pumped Storage Power Station and Guangdong Nuclear Power Station respectively to operate and maintain their power stations in connection with their operation and maintenance.

The amount of electricity supplied to the network for the year ended 31st December, 2001 was 29,679 million KWh, an increase of 3.3 per cent. over the year ended 31st December, 2000. As at 31st December, 2001, the Company's system and local reserve margins were approximately 17 per cent. and 41 per cent. respectively.

The table below sets forth for each of the two years ended 31st December, 2000 and 2001, the amount of electricity purchased by the Company, as generated by CAPCO and other generating facilities and the amount of power used or lost in connection with transmission and distribution:

	Year Ended 31st December, 2000	Year Ended 31st December, 2001
	(GWh)	(GWh)
CAPCO facilities		
Castle Peak	8,257	9,302
Black Point	11,696	11,444
Gas Turbines	2	1
	19,955	20,747
Auxiliary use[1]	(957)	(1,031)
Net CAPCO production	18,998	19,716
Other power purchased		
Nuclear	9,844	10,055
Net transfer from/(to)		
Hongkong Electric	—	—
Landfill gas generation	6	2
Total other power purchase	9,850	10,057
Pumped Storage operation		
Energy generated	359	300
Energy consumed for pumping	(468)	(394)
Net (loss) in Pumped Storage operation	(109)	(94)
Total net generation	28,739	29,679
Transmission and distribution losses	1,251	1,148

Note:

(1) Auxiliary use represents electricity consumed by generating units in the course of generation.

Power Purchase from CAPCO

Under the Basic Agreement, the Company has agreed to purchase, and CAPCO has agreed to sell, the total power produced by CAPCO. For the year ended 31st December, 2001, the Company purchased approximately 66 per cent. of its power from CAPCO. CAPCO presently has three commissioned power stations with a combined installed capacity of 6,283 MW as at 31st December, 2001.

To ensure the reliability and security of power supply, CAPCO's power generation system comprises a mix of different types of generation units, including gas-fired combined cycle units, coal-fired steam generators and gas turbines. The power stations at Black Point and Castle Peak provided almost all of CAPCO's electricity supply to the Company during the year ended 31st December, 2001.

Smaller capacity gas turbines are used as supplementary facilities to meet demand at peak periods and for emergency back-up because of their quick-start capability. CAPCO's gas turbines have achieved 100 per cent. starting reliability, which is a key indicator of gas turbine performance.

CAPCO leases the properties on which each of its generating facilities are located from the government of Hong Kong. See "— Property, Plant and Equipment". The Company is responsible for the overall management and control of construction at the site and operation of all of CAPCO's generating facilities.

Black Point Power Station

Black Point Power Station commenced commercial operation in 1996 (units 1 and 2) and is located at the western tip of the New Territories, approximately four kilometres north of the Castle Peak Power Station. It currently consists of six combined cycle units with a total capacity of 1,875 MW. The commissioning and installation of units 7 and 8 is expected to occur in 2005 and 2006, respectively. See "— Capital Investment Programme". Black Point Power Station, when completed, will be one of the largest combined cycle power plants in the world with an expected total capacity of 2,500 MW.

Black Point Power Station is the first natural gas-fired plant in Hong Kong. The use of natural gas, a clean burning fuel which leaves no ash and emits negligible sulphur dioxide, allows the power station to operate with lower environmental impact and higher thermal efficiency. A 778 kilometre submarine pipeline providing fuel to the plant from the Yacheng 13-1 field in the South China Sea is dedicated to supplying CAPCO. CAPCO has entered into a contract with the gas suppliers and expects the field to be able to supply Black Point Power Station's needs for about 20 years from 1996.

Castle Peak Power Station

Castle Peak Power Station is one of the largest coal-fired power station complexes in the world and comprises the primary generating plant for the Company's system. Its first phase (four units) commenced operations in 1985 and it now consists of eight coal-fired generating units with a total capacity of 4,108 MW. Castle Peak Power Station burns coal as its primary energy source, resulting in significantly lower electricity prices than burning oil. The coal-fired generating units achieved an overall availability of 89.9 per cent. for the year ended 31st December, 2001, with a forced outage rate of 0.07 per cent. The Company believes this rate corresponds to the highest world standards and reflects the high quality of the plant and its operation. The design of the Castle Peak Power Station also enables it to burn, as alternatives, oil or natural gas supplied from CAPCO's Black Point Power Station, should this be required.

The Castle Peak Power Station has achieved consistently high levels of compliance with air quality control standards. In year 2001, an energy saving programme was launched at the Black Point and Castle Peak Power Stations to explore opportunities for auxiliary power reduction and resources conservation. As a result, energy savings of about 1.1 per cent. were achieved as compared with the levels at the base year 1999.

Penny's Bay Gas Turbine Power Station

The three 100 MW gas turbines at Penny's Bay Gas Turbine Power Station are utilised for peak load and emergency generation purposes. Total output by such units during the year ended 31st December, 2001 was minimal.

Fuel

For the majority of the 1980's, coal was the Company's primary energy source. Through commissioning of a total of six units of the natural gas-fired generating plant at Black Point Power Station and the purchases from Guangdong Nuclear Power Station, the Company's energy sources for 2001 consisted of the following: natural gas (35.3 per cent.), coal (30.35 per cent.), oil (0.45 per cent.) and nuclear (33.9 per cent.). Although gas is more expensive on the basis of heating value, the Company determined and demonstrated to the government of Hong Kong in receiving approval for its financial plan, that the higher efficiency, lower capital costs and environmental benefits of a natural gas-fired plant outweigh any increase in fuel costs. As the financial plan has accounted for the use of natural gas, the change in fuel mix will not have a material impact on the Company. In addition, a diversity of energy sources will provide greater long-term security for customers and will be beneficial to Hong Kong's environment. The Company's fuel costs are recovered through the basic tariff and the fuel clause recovery rebate or charge. See "— Scheme of Control — *Tariffs*".

(i) Natural Gas

CAPCO purchases gas for the Black Point Power Station on a take-or-pay (if tendered) basis pursuant to a 20-year contract with Arco China Inc., China National Offshore Oil Corporation and Kufpec (China) Inc. which commenced in January 1996. Changes in the contract price are determined annually by reference to certain market and economic indices.

(ii) Coal

For the year ended 31st December, 2001, total coal consumption for the eight generating units of Castle Peak Power Station was approximately 3.5 million tonnes. Approximately 98 per cent. of CAPCO's coal requirements are imported under long-term contracts from Australia, Indonesia and China. Prices are generally negotiated in line with market factors. The average cost of coal per tonne purchased was HK$168 for the year ended 31st December, 2001.

(iii) Oil

CAPCO consumed approximately 29,816 tonnes of fuel oil and industrial diesel oil for the year ended 31st December, 2001. All of these supplies are imported and sourced principally by ExxonMobil Hong Kong Ltd. from international sources. The average cost per barrel was HK$205 for the year ended 31st December, 2001. CAPCO maintains strategic fuel stocks of approximately 35,000 tonnes to cover contingencies. CAPCO has phased out oil as a fuel from base and intermediate power generation and now uses oil only for peak and standby generation.

(iv) Nuclear

See "— Non-CAPCO Power Purchases/Storage Facilities — *Guangdong Nuclear Power Station at Daya Bay*".

Non-CAPCO Power Purchases/Storage Facilities

Guangdong Nuclear Power Station at Daya Bay

In addition to purchasing power from CAPCO, for the year ended 31st December, 2001, the Company purchased approximately 10,055 million kWh of power from the Guangdong Nuclear Power Station located at Daya Bay in Guangdong Province, China, pursuant to power purchase agreements covering 70 per cent. of the output of Guangdong Nuclear Power Station. The agreements extend for 20 years from 1994 and contain a provision which permits the Company to continue to purchase 25 per cent. of the power generated by Guangdong Nuclear Power Station for an additional five years. The other 75 per cent. equity interest of Guangdong Nuclear Power Joint Venture Company, Limited not owned by HKNIC is owned by Guangdong Nuclear Investment Company, Limited, a Chinese mainland enterprise. Guangdong Nuclear Power Station is one of the largest joint venture power projects in the Chinese mainland.

The Company is obliged to purchase HKNIC's 25 per cent. equity share of Guangdong Nuclear Power Station's output and an additional 45 per cent. of such output from Guangdong Nuclear Investment Company, Limited. The price paid by the Company for electricity generated by Guangdong Nuclear Power Station throughout the terms of the power purchase agreements is determined by a formula based on Guangdong Nuclear Power Station's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for the year. The Company is allowed to treat all its payments for nuclear electricity generated by Guangdong Nuclear Power Station as part of its operating expenses allowable under the Scheme of Control. See "— Scheme of Control".

The design, construction, operation and maintenance of nuclear power plants involve significant safety measures because of the hazardous nature of radioactive materials. The use and disposal of nuclear fuels have the potential, albeit very low, to create substantial risks of liability arising from exposure to or release of radioactive materials. The Company believes that Guangdong Nuclear Power Station complies in all material respects with international safety standards. The Company also considers that HKNIC's minority ownership interest and minor participation in Guangdong Nuclear Power Station limits its exposure to nuclear-related liabilities to the amount of its initial U.S.$100 million investment and its share of undistributed retained profits in Guangdong Nuclear Power Joint Venture Company, Limited.

Hong Kong Pumped Storage Development Company, Ltd., a joint venture company formed between the Company (49 per cent.) and ExxonMobil (51 per cent.), has the right to use 50 per cent. of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station for 40 years from 1994 pursuant to a purchase contract. The Guangzhou Pumped Storage Power Station, owned by Guangdong Pumped Storage Company, Limited (formerly known as Guangzhou Pumped Storage Joint Venture Corporation), which in turn is owned by three Chinese government-owned entities, is located in Lu-Tien, Conghua County, which is about 90 km north of Guangzhou. The Company is allowed to treat all payments to Hong Kong Pumped Storage Development Company, Ltd. as part of its operating expenses under the Scheme of Control. See "— Scheme of Control".

As electricity cannot be stored in large quantities, Guangzhou Pumped Storage Power Station indirectly stores electricity by using it to pump water to a high-level reservoir during periods of low demand such as at night. The water can then be released generating hydro-electric power at times of peak demand. Some energy is lost in this process, but the loss is more than offset by the savings from the reduction in use of high production cost plants during the day and the efficiency gains of running plants at a constant output level.

Power from Hongkong Electric and Guangdong Grid

The interconnection of the Company's system with those of Hongkong Electric to the south and Guangdong Province to the north allows the Company to access other generating capacity to further enhance the reliability of its own supply system. See "— Power Systems — *Security and Reliability*". The interconnection with Guangdong Province allows the Company to sell its excess capacity to customers in the Chinese mainland. See "— Sales to the Chinese Mainland". The Company has an interconnection agreement with Hongkong Electric under which the two companies sell each other electricity to meet marginal demand when doing so is more economical than utilising other sources. For the year ended 31st December, 2001, there were no purchases or sales of electricity by the Company from or to Hongkong Electric.

Power Systems

The Network

The Company transmits electricity to load centres through an advanced transmission network owned and operated by it. As at 31st December, 2001, its transmission and distribution network comprised 10,859 kilometres with 199 primary substations and 11,199 secondary substations. The Company's system is interconnected with the transmission system of Hongkong Electric, the only other supplier of electricity in Hong Kong, and the power system of neighbouring Guangdong Province, China.

Electricity generated from the steam turbine units at Castle Peak Power Station, the combined cycle units at Black Point Power Station, the nuclear units at Guangdong Nuclear Power Station and the pumped storage units at Guangzhou Pumped Storage Power Station is transmitted to the load centres via the Company's 400 kV transmission network. The 400 kV network consists of two double-circuit 400 kV transmission lines arranged in a ring encircling the New Territories together with cross-connection, and five 400 kV underground cable circuits reaching into the densely populated Kowloon Peninsula. Continuity of supply is guaranteed even if one double-circuit power line is lost.

The Company continues to expand its distribution network to supply new customers, the number of whom increased by 68,117 for the year ended 31st December, 2001, and to reinforce and upgrade supply to its 2 million existing customers. The Company is making additional investments to expand and reinforce its transmission network in order to maintain its high reliability standards as well as to accommodate the increasing demand for electricity especially in new development areas. The Company expects to invest HK$21 billion in its transmission and distribution network for its current financial plan covering the period from October 1999 through December 2004.

Security and Reliability

The Company utilises two independent protection systems to isolate any faulty equipment to safeguard the healthy part of the network. The reliability of its transmission system in transmitting energy to the distribution system for delivery to customers was above 99.999 per cent. for the year ended 31st December, 2001. This rate is comparable to the leading utilities in North America. The interconnection of the Company's system with those of Hongkong Electric to the south and Guangdong Province to the north allows the Company to access other generating capacity to further improve the reliability of its own supply system. In case of a sudden loss of generation, the interconnectors allow emergency power transfers from the Hongkong Electric and Guangdong systems, enabling the Company to avoid disruption of supply to its customers.

Customers and Sales

As at 31st December, 2001, the Company was supplying electricity to 1,998,506 customers, an increase of 3.5 per cent. over 31st December, 2000. For the year ended 31st December, 2001, total sales increased by 3.8 per cent. to 28,531 GWh, comprised of 26,950 GWh sold to Hong Kong customers and 1,581 GWh sold to customers in the Chinese mainland. There was a rise of 4.4 per cent. in local maximum demand and 2.4 per cent. in unit sales to local customers. Sales to the Chinese mainland increased by 33.9 per cent. over year 2000, which consist of sales to the Guangdong Guang-Dian Power Grid Group Company Ltd. (**"GPG"**) and the Shekou Industrial Zone under a long-term supply contract.

The table below sets forth the Company's sales categorised by end user sector:

End-user	Number of Customers as of 31st December, 2001	Year ended 31st December, 2000	Year ended 31st December, 2001		Average Annual Sales Change over 1997–2001
	(thousands)	(GWh)	(GWh)	(%)	(%)
Commercial	173	10,014	10,378	36.4	4.7
Manufacturing	43	3,488	3,245	11.4	(4.7)
Residential	1,727	6,608	6,752	23.7	2.9
Government and others	55	6,197	6,575	23.0	7.7
Subtotal (local)	1,998	26,307	26,950	94.5	3.4
Sales to the Chinese mainland	—	1,181	1,581	5.5	24.4
Total Sales	1,998	27,488	28,531	100.0	4.1

The Company generates revenues primarily from provision of electricity to Hong Kong residents and commercial, manufacturing and governmental sectors within Hong Kong. The economy of Hong Kong has experienced in recent years a decline in the high rates of growth experienced in the 1960s, 1970s and 1980s as businesses in Hong Kong have increasingly relocated manufacturing operations to the Chinese mainland, where labour and other fixed costs are generally lower. This has resulted, and is expected to continue to result, in a decline in electricity sales by the Company to the manufacturing sector and consequently, reduced growth in its sales of electricity in Hong Kong. Any material adverse developments in Hong Kong's economy could reduce the growth in the electricity demand in Hong Kong, further defer the Company's capital expenditures and impact on its business and results of operations.

Hong Kong Customer Base

Commercial

Commercial customers accounted for approximately 36 per cent. of the Company's total sales in 2001. Demand from the commercial sector in the past five years has shown substantial growth, owing to the rapid expansion of the service sector of the Hong Kong economy and the urbanisation of Kowloon resulting in increased office building construction, office automation and use of air conditioners. The Company expects the completion of Disney Theme Park in its supply area by 2005 to further boost its sales to this sector.

Sales to the manufacturing sector have gradually declined as a percentage of total demand, and represented approximately 11 per cent. for 2001. The Company believes that electricity sales to the manufacturing sector as a percentage of total demand in general will continue to decline, as higher operating costs and environmental restrictions cause more manufacturing operations to relocate from Hong Kong to mainland China.

Residential

As at 31st December, 2001, the Company serviced approximately 1.73 million residential customers in its supply area. Demand from the residential sector has increased in recent years. For 2001, residential customers accounted for approximately 24 per cent. of the Company's total sales. As the government of Hong Kong has forecast that the population of Hong Kong will grow to 7.6 million by 2011, it has set a target to build over 60,000 new flats a year up to the year 2008 to help accommodate this forecast population increase. More than 90 per cent. of those new flats are expected to be built in the Company's supply area, which the Company expects would increase the demand for electricity in this customer sector.

Government and others

The other categories of Hong Kong customers include government accounts and utilities, such as the Hong Kong Housing Authority, the Water Supplies Department, the Mass Transit Railway Corporation, the Kowloon Canton Railway Corporation, and Hong Kong's telecommunications companies and container terminals. These categories together accounted for approximately 23 per cent. of total sales for 2001. The Company expects continued growth in demand from this customer sector due to the large public infrastructure projects in Hong Kong such as the West Rail and other railway extensions.

Sales to the Chinese Mainland

In addition to sales to customers in Hong Kong, the Company sold approximately 6 per cent. of its electricity in 2001 to customers in Guangdong Province of the Chinese mainland. The Company sells electricity to the Chinese mainland mainly through an exclusive agreement between it and China Merchants Steam Navigation Company covering the Shekou Industrial Zone. This agreement was renewed in 1997 for a term of 20 years. Sales to the Chinese mainland have also been made pursuant to a short term agreement between the Company and GPG since May 2000.

The Company and CAPCO have entered into an agreement to govern the sale of electricity by CAPCO to the Company for supply to the Chinese mainland. Such sales are made to utilise CAPCO's spare generating capacity. Pursuant to the Scheme of Control and another agreement among the Company, CAPCO and the government of Hong Kong, 20 per cent. of the profit derived from the Company's sales to the Chinese mainland is credited to the profit of CAPCO and the Company in the ratio of 60 per cent. and 40 per cent., respectively. See "— Relationship with CAPCO — *Sales to the Chinese Mainland*". The remaining 80 per cent. of the profit derived from sales to the Chinese mainland is credited to the Development Fund.

Customer Service

The Company continues to provide high quality, low cost and caring services to its customers by re-modelling the customer service centres, upgrading the customer information system, providing value-added services including cookery classes in its customer service centres, free internet training courses and one-stop-shop services. The Company has implemented an Internet-based service platform through which customers can access the Company's website for up-to-date information and various services including bill payment.

Since gaining ISO 9002 for its Customer Telephone Services in 2001, all of the Company's major customer service related operations have complied with such international quality standard. The Company has also attained ISO 14001 certification for environmental protection across all its business groups.

The Company won the 2001 Hong Kong Award for Service: Customer Service and also won four prizes in the Hong Kong Association for Customer Service Excellence Award 2001.

The Company implements changes in basic tariff rates, the fuel clause rebate or charge and the Scheme of Control rebate normally on 1st January of each year. The table below sets out the Company's average net tariffs by category of customers and by tariff component for the year ended 31st December, 2000 and the year ended 31st December, 2001:

	Average Net Tariffs per kWh[1]									
	Year ended 31st December, 2000					Year ended 31st December, 2001				
	Basic Tariff	Fuel Clause Charge	Scheme of Control Rebate	Special Rebate	Net Tariff	Basic Tariff	Fuel Clause Charge	Scheme of Control Rebate	Special Rebate	Net Tariff
	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)	(HK¢)
Residential	91.1	2.2	(0.6)	(2.2)	90.5	91.2	2.2	(0.6)	(2.2)	90.6
General Services . .	97.0	2.2	(0.6)	(2.2)	96.4	97.0	2.2	(0.6)	(2.2)	96.4
Bulk Tariff (time-of-use)	84.7	2.2	(0.6)	(2.2)	84.1	84.8	2.2	(0.6)	(2.2)	84.2
Large Power (time-of-use)	71.8	2.2	(0.6)	(2.2)	71.2	72.6	2.2	(0.6)	(2.2)	72.0
Large Power (Super Demand Rider) . .	68.9	2.2	(0.6)	(2.2)	68.3	68.9	2.2	(0.6)	(2.2)	68.3
Public Lighting	76.9	2.2	(0.6)	(2.2)	76.3	76.7	2.2	(0.6)	(2.2)	76.1
Total Local	88.6	2.2	(0.6)	(2.2)	88.0	88.6	2.2	(0.6)	(2.2)	88.0

Note:

(1) Average Net tariff for a class = (Total bill in $)/(Total kWh consumption).

Published electricity tariff rates did not increase in 2001, and the change of basic tariff figures were due to changes of consumption patterns.

The Company has announced a further freeze in basic tariffs for 2002. As a result, the basic tariff will remain at 1998 levels. The Company also introduced, effective from January 2002, a package of rebates and fuel clause reduction resulting in an average tariff reduction of 2.2 per cent. The package comprises a one-off rebate of HK$220 to be credited to all the Company's customers in their first bill in 2002, as well as a reduction in the fuel clause charge of HK¢0.3 per unit. In addition to the one-off rebate and fuel clause reduction, all of the Company's non-residential customers will receive a Business Relief Rebate of HK¢0.2 per unit of electricity consumption for a period of 12 months from January 2002. The rebates and reduction will be funded mainly from the Development Fund and the interest earned on amounts held in such fund.

Competition

The Company and Hongkong Electric are Hong Kong's sole suppliers of electricity. The Company's and Hongkong Electric's supply areas are divided geographically: Hongkong Electric supplies Hong Kong Island, Lamma Island and Ap Lei Chau Island and the Company supplies Kowloon, the New Territories, Lantau and other outlying islands. The Company and Hongkong Electric share the sales of electricity to the Mass Transit Railway Corporation, which operates in both companies' supply areas. The Company is the only provider of electricity in its supply area and hence has no competitors in transmission and distribution. The Company believes that it is unlikely to have any competitor to supply electricity to its supply area in the foreseeable future in light of the Scheme of Control, which is scheduled to remain in effect until 2008. The government of Hong Kong may however consider adopting alternative regulatory structures for the power industry in Hong Kong in the longer term. In November 1999, the government published the findings of a consultancy study into the potential for increasing interconnection capacity between the two electricity systems in Hong Kong as well as the potential for introducing competition. Subsequent to the consultancy study, the government of Hong Kong appointed another consultant to evaluate and establish a feasible route, if any, to install new additional interconnectors between the Company and Hongkong Electric. On the subject of alternative market structures, those consultants concluded that no major reforms are advisable until 2009 at the earliest. They also acknowledged that much would depend on whether the power industry in Southern China has been sufficiently restructured to enable power producers located on the Chinese

mainland to participate in some form of power pooling arrangements. In addition, the government of Hong Kong has announced that it will during 2003 map out the broad direction for the development of the Hong Kong electricity supply sector.

The electricity-related operations of Hongkong Electric are governed by a scheme of control similar to the one to which the Company is a party. These two schemes of control are similar and do not give either the Company or Hongkong Electric the exclusive right to supply electricity in their respective supply areas. Nevertheless, the Company believes it has a significant competitive advantage in Kowloon and the New Territories by virtue of its extensive transmission and distribution network.

The Company's principal competition is from alternative power and heating sources. In the residential market, consumers may use piped or cylinder gas and oil for space and water heating and cooking. A variety of high performance electrical products may make inroads into the traditional cooking market, which is currently dominated by gas. Though practical substitutes for electricity in lighting and other traditional household appliances are rare, more severe competition in domestic gas clothes drying and space heating may develop.

In the commercial market, electricity is the dominant energy source for lighting, office equipment and air conditioning. Due to stringent environmental pollution regulations, the Company expects some existing diesel oil applications to be gradually phased out, which presents good opportunities for their replacement by electricity or gas. Efficient electric cooking appliances now being produced for the commercial sector provide an alternative to a market previously dominated by gas. In the industrial market, currently there is no practical substitute for electricity in a number of applications including lighting and power for many types of industrial machinery and processes.

Environmental Matters

The Company and CAPCO's operations are subject to a number of laws and regulations relating to environmental protection and safety. The Company believes that it is compliant in all material respects with these environmental laws and regulations. The Company achieved full environmental licence compliance in 2001. In addition, all CAPCO's power stations, the power system network, customer services functions and the Company's transport unit have obtained ISO 14001 certificates in environmental management. CAPCO has significantly reduced the emissions of carbon dioxide, sulphur dioxide, nitrogen dioxide and particulates from its power stations in the last decade, through technological advancements and importation of nuclear energy. In 2001, the Company successfully recycled more than 180,000 kilotonnes of ash for use in the construction and cement industries.

Capital Investment Programme

The Company's current financial plan, under the Scheme of Control, was approved by the Hong Kong Executive Council in May 2000. The plan covers the period from October 1999 to December 2004, with a projected capital expenditure of HK$30 billion.

For the year ended 31st December, 2001, the Company invested HK$4,580 million in fixed assets, compared with HK$3,319 million for the year ended 31st December, 2000, and HK$2,530 million for the year ended 30th September, 1999. Capital expenditure by its affiliated companies incorporated in Hong Kong, principally CAPCO, was HK$604 million for 2001, compared with HK$356 million for the year ended 31st December, 2000 and HK$530 million for the year ended 30th September, 1999. A total of HK$5,184 million capital expenditure was made by the Company and its affiliated companies for 2001.

The Company reached an agreement with the government of Hong Kong in December 1999 to defer the installation and commissioning of units 7 and 8 of the Black Point Power Station by five years, and hence the commissioning dates for those units are expected to be 2005 and 2006, respectively. Following the agreement to defer units 7 and 8 of the Black Point Power Station, the Company and CAPCO decided to forego the permitted return on the outstanding deferral premium of HK$803 million arising from the delayed commissioning of the units. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. The Company and the government agreed that the Company set aside a total of HK$803 million from the Development Fund to pay for the outstanding deferral premium.

With the slowdown in growth in overall electricity demand and the adequate level of the Company's existing generating capacity, the emphasis of its current financial plan is on investments in transmission and distribution systems, which is forecast to constitute 70 per cent. of the Company's capital expenditures through 2004. The purpose of these investments would be to address the demand created by new towns, rail and infrastructure development projects in its supply area, as well as to upgrade its existing network to further enhance supply quality and reliability.

Insurance

The Company maintains property and casualty insurance against risks of its business to the extent it considers appropriate. The Company's Insurance and Claims Branch, which arranges insurance for its business in Hong Kong, assesses prudent levels of risk retention in consultation with professional external insurance advisors. Insurance coverage for risk above the Company's retention level is obtained in the market.

Property, Plant and Equipment

The Company's property consists mainly of power transmission and distribution equipment and facilities in Hong Kong. As discussed in "— Relationship with CAPCO", the Company does not directly own generating facilities. As at 31st December, 2001, the net book value of its property was HK$33,203 million of which HK$27,618 million represented plant, machinery and equipment and HK$5,585 million represented land and buildings.

Many of the Company's land leases are either long-term or contain an automatic right to renew for a specified fixed term. As at 31st December, 2001, the aggregate net book value of the Company's leased land held in Hong Kong was HK$2,071 million, of which HK$128 million represents the remaining lease periods of over 50 years, HK$1,941 million represents the remaining lease periods between 10 to 50 years and HK$2 million represents the remaining lease periods less than 10 years respectively.

Employees

As at 31st December, 2001, the Company had a total workforce of 3,640, as compared with 3,590 as at 31st December, 2000. Of the total number of employees as at 31st December, 2001, 30 per cent. were professionals and administrative personnel, 35 per cent. were engineers and technical personnel and 35 per cent. were industrial workers. The Company does not have any unions or labour organisations and considers its relationship with its employees to be satisfactory.

The Company currently operates two retirement funds, established under trust, one for professional and general staff, and the other for industrial staff. Commencing 1st December, 2000, the .Company also participated in a master trust Mandatory Provident Fund scheme operated by an independent service provider. The Company does not maintain any share option schemes.

Share Ownership

The Company is wholly owned by CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and listed on The Stock Exchange of Hong Kong Limited. As at 31st December, 2001, there were no options outstanding to purchase shares from the Company.

Information on Legal or Arbitration Proceedings

The Company is not a party to any current or pending legal proceedings the outcome of which is expected to have a material adverse effect on the Company.

Recent Developments and Prospects

The Company's financial condition and results of operations generally are affected by the state of the Hong Kong economy and regulation by the government of Hong Kong. Among the Company's end user sectors, commercial and government sectors have experienced higher growth in recent years. The Company believes the major infrastructure projects in Hong Kong that require large amount of power for construction and continual operation will remain the main driver of its electricity sales. For the manufacturing sector, the Company expects its demand for electricity to continue to drop due to increasing relocation of manufacturing operations in Hong Kong to the Chinese mainland and other regions with lower cost of production. The Company expects that relocation of manufacturing operations to outside Hong Kong will continue.

DIRECTORS AND SENIOR MANAGEMENT

The following table shows information regarding all of the Directors and executive officers of the Guarantor as of the date of this Offering Circular.

Name	Age	Position	Year Appointed to Current Title	Year Appointed as Director
Directors				
W.E. Mocatta	49	Chairman	1999	1993
Andrew Brandler	45	Vice Chairman	2000	2000
Betty S.M. Yuen	44	Managing Director	2002	1998
J.S. Dickson Leach	56	Director	1978	1978
J.A.H. Leigh	48	Director	1997	1997
S.F. Goldmann	57	Director	1999	1999
R.B. Hirsch	45	Director	2001	2001
L.J. Ryerkerk	39	Director	2001	2001
Peter P.W. Tse	51	Director	1999	1999
E.A. Woodley	53	Director	2000	2000
R.C. Eastwood	54	Director	2001	2001
Albert S.C. Poon	51	Director	2001	2001
Alternate Director				
P.W. Greenwood, Alternate Director to J.A.H. Leigh	45	Director & Company Secretary	2001	—
Executive Officers				
Betty S.M. Yuen	44	Managing Director	2002	—
R. C. Eastwood	54	Director of Generation	2001	—
E. A. Woodley	53	Director of Power Systems	2000	—
Albert S. C. Poon	51	Director of Marketing and Customer Services	2001	—

Directors

W. E. Mocatta, FCA, Chairman

Mr. Mocatta is a Fellow of the Institute of Chartered Accountants in England and Wales. He became a Director of Sir Elly Kadoorie & Sons Ltd. in 1982. He is the Chairman of CLP Telecommunications Limited, CLP Enterprises Limited and CLP Properties Limited. He is the Deputy Chairman of The Hongkong and Shanghai Hotels, Ltd. as well as a director of other companies in Hong Kong.

Andrew Brandler, MA, MBA, ACA, Vice Chairman

Mr. Brandler joined the CLP Group as the Group Managing Director and Chief Executive Officer in May 2000 and is responsible for overall group performance. Mr. Brandler holds an MA degree from Cambridge University and an MBA degree from Harvard Business School, and is a member of The Institute of Chartered Accountants in England and Wales. Mr. Brandler is an investment banker by background specialising in the energy and utility sectors and was the Head of Asia-Pacific Corporate Finance with Schroders, based in Hong Kong, before joining the CLP Group.

Betty S. M. Yuen, *CA (Canada),* ***Managing Director***

Mrs. Yuen is Managing Director of CLP Power and has overall responsibility for the Company. Mrs. Yuen began her career in public accounting in Canada in the late 1970s. She spent 13 years with ExxonMobil Energy Limited and her last position there was Executive Director — Finance and Development overseeing the company's financial affairs and business development activities in the region. Mrs. Yuen was appointed as CLP Power's Director of Finance and Planning in 1999 with responsibilities over the Company's financial, regulatory, corporate strategy and legal affairs. Mrs. Yuen assumed her current position on 1st April, 2002.

J. S. Dickson Leach, *MBA, FCA,* ***Director***

Mr. Leach holds an MBA degree from Columbia University and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is the Chairman of Sir Elly Kadoorie & Sons Ltd., CLP Power International Limited, CLP Power China Limited and Tai Ping Carpets International Ltd. as well as a Director of The Hongkong & Shanghai Hotels, Ltd. and other companies in Hong Kong.

J. A. H. Leigh, Director

Mr. Leigh is a lawyer by training. He was the Senior Legal Advisor, Company Secretary and General Manager Corporate Affairs in the CLP Group between 1986 and 1996. Prior to joining the CLP Group, Mr. Leigh was in private practice in Hong Kong and the United Kingdom. Mr. Leigh is currently a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family's interests in Hong Kong and overseas.

S. F. Goldmann, *BS, PhD,* ***Director***

Mr. Goldmann is the Chairman of ExxonMobil Energy Limited. Mr. Goldmann holds a BS degree in Chemical Engineering from Lehigh University and a PhD in Engineering from Imperial College, University of London. He began his career with Exxon in 1969. He held a variety of positions within Exxon's (now ExxonMobil's) U.S. domestic organization. He was General Manager, Corporate Planning in Exxon's worldwide headquarters in Irving, Texas before moving to Beijing as President, Exxon China Inc. in 1995. He assumed his present position in Hong Kong in June 1999.

R. B. Hirsch, *BS, PhD,* ***Director***

Dr. Hirsch is Planning Manager and a Director of ExxonMobil Energy Ltd. He holds a BS degree in Chemistry and Economics from Yale University and a PhD degree in Economics from the Massachusetts Institute of Technology. He began his career with Exxon Corporation (currently known as Exxon Mobil Corporation) in 1981 and has held positions in economics, planning, and finance, most recently as an Advisor in the Treasurer's Department of Exxon Mobil Corporation. He assumed his present position in Hong Kong in August 2001.

L. J. Ryerkerk, *BS,* ***Director***

Ms. Ryerkerk is a Director of ExxonMobil Energy Ltd., Castle Peak Power Company and Hong Kong Pumped Storage Development Company, Limited. A graduate in Chemical Engineering from the Iowa State University, she joined Exxon Corporation (currently known as Exxon Mobil Corporation) in 1984 and has extensive experience in operations, technical and manufacturing in both petroleum refining and chemical industries within the United States. Since 1999, she was the Senior Advisor for the Corporate Safety, Health and Environment Department at the ExxonMobil headquarters in Dallas, Texas. She assumed her current position as the General Manager of ExxonMobil Energy Ltd. on 1st April, 2001.

Peter P. W. Tse, ***BSc (Eng), MSc, FCA, FHKSA,*** ***Director***

Mr. Tse holds a BSc (Eng) degree from The University of Hong Kong and an MSc degree from The University of Stirling in Scotland. He is a Fellow of The Institute of Chartered Accountants in England and Wales and a Fellow of The Hong Kong Society of Accountants. Mr. Tse is the Executive Director and Chief Financial Officer of CLP Holdings Limited. He is responsible for the CLP Group's financial and treasury affairs, investor relations and property business. Before joining the CLP Group in 1981, he worked with Deloitte & Co. in London and Hong Kong, and the Swire Group.

E. A. Woodley, ***BSc, BE(Hons 1), FAIM, FAICD, FIEAust, FAIE,*** ***Director***

Mr. Woodley manages the transmission and distribution systems. He was a key contributor to the reform of the electricity, gas and transport industries in Australia, with a background of senior management appointments in a number of companies including NSW GrainCorp, EnergyAustralia and PowerNet Victoria. Before joining the CLP Group in March 2000, he was the Chief Executive Officer of GPU GasNet in Australia.

R. C. Eastwood, ***BSc, AMIEE,*** ***Director***

Mr. Eastwood is responsible for the operation and maintenance of CAPCO's generating facilities at Castle Peak, Black Point and Penny's Bay Power Stations in Hong Kong. He also manages the Company's interests in the Guangzhou Pumped Storage Power Station in the Chinese mainland. He began his career with the Central Electricity Generating Board of the United Kingdom and subsequently transferred to the Company in 1978 after two years on secondment with British Electricity International at the Tsing Yi Power Station. Mr. Eastwood assumed his current position in August 2001.

Albert S. C. Poon, ***PhD,*** ***Director***

Dr. Poon manages the marketing and customer services functions. He joined the CLP Group in 1980, having gained experience with the Electricity Commission of New South Wales in Australia. Dr. Poon held a range of corporate strategy and planning posts before joining the CLP Power Marketing and Customer Services team as the Head of Business Strategy & Planning. He assumed his present position in October 2001.

Alternate Director

Peter W. Greenwood, ***MA(Cantab)***

Mr. Greenwood holds an MA degree in law from the University of Cambridge. He is the Director & Company Secretary of CLP Holdings Limited and is responsible for corporate secretarial and CLP Group legal affairs. Before joining the CLP Group in 1995, he was a Senior Commercial Lawyer with the Provisional Airport Authority, Hong Kong, and had also been in private practice as a solicitor in the United Kingdom, Hong Kong and France.

For fiscal 2001, the directors' remuneration included fees of approximately HK$1 million; salaries, allowances and benefits in kind of approximately HK$16 million and contribution made to provident funds on directors' behalf of approximately HK$1 million. The Company also paid a fee of HK$75,000 per annum to each of its directors.

BOOK-ENTRY CLEARANCE SYSTEMS

*The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC, Euroclear, Clearstream, Luxembourg or CMU (together, the "**Clearing Systems**") currently in effect. The information in this section concerning the Clearing Systems has been obtained from sources that the Issuer and the Guarantor believe to be reliable, but none of the Issuer, the Guarantor, the Trustee nor any Dealer takes any responsibility for the accuracy thereof. Investors wishing to use the facilities of any of the Clearing Systems are advised to confirm the continued applicability of the rules, regulations and procedures of the relevant Clearing System. Neither the Issuer, the Guarantor, the Trustee nor any other party to the Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes held through the facilities of any Clearing System or for maintaining, supervising or reviewing any records relating to, or payments made on account of, such beneficial ownership interests.*

Book-entry Systems

DTC

DTC has advised the Issuer that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants ("***Participants***") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerised book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants, as the term is used herein, includes securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("***Indirect Participants***").

Under the rules, regulations and procedures creating and affecting DTC and its operations (the "***Rules***"), DTC makes book-entry transfers of Registered Notes among Direct Participants on whose behalf it acts with respect to Notes accepted into DTC's book-entry settlement system ("***DTC Notes***") as described below and receives and transmits distributions of principal and interest on DTC Notes. The Rules are on file with the Securities and Exchange Commission. Direct Participants and Indirect Participants with which beneficial owners of DTC Notes ("***Owners***") have accounts with respect to the DTC Notes similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Owners. Accordingly, although Owners who hold DTC Notes through Direct Participants or Indirect Participants will not possess Registered Notes, the Rules, by virtue of the requirements described above, provide a mechanism by which Direct Participants will receive payments and will be able to transfer their interest(s) in respect of the DTC Notes.

Purchases of DTC Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the DTC Notes on DTC's records. The ownership interest of each actual purchaser of each DTC Note ("***Beneficial Owner***") is in turn to be recorded on the Direct and Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the DTC Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in DTC Notes, except in the event that use of the book-entry system for the DTC Notes is discontinued.

To facilitate subsequent transfers, all DTC Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of DTC Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the DTC Notes; DTC's records reflect only the identity of the Direct

Participants to whose accounts such DTC Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the DTC Notes within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. will consent or vote with respect to DTC Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the DTC Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the DTC Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the due date for payment in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the due date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC or the Issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Issuer, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Under certain circumstances, including if there is an Event of Default under the Notes, DTC will exchange the DTC Notes for definitive Registered Notes, which it will distribute to its Participants in accordance with their proportionate entitlements and which, if representing interests in a Rule 144A Global Note, will be legended as set forth under "*Subscription and Sale and Transfer and Selling Restrictions*".

Since DTC may only act on behalf of Direct Participants, who in turn act on behalf of Indirect Participants, any Owner desiring to pledge DTC Notes to persons or entities that do not participate in DTC, or otherwise take actions with respect to such DTC Notes, will be required to withdraw its Registered Notes from DTC as described below.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg each holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders. Euroclear and Clearstream, Luxembourg provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

Euroclear and Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

The CMU Service is a central depositary service provided by the Central Moneymarkets Unit of the Hong Kong Monetary Authority (the "***HKMA***") for the safe custody and electronic trading between the members of this service ("***CMU Members***") of capital markets instruments ("***CMU Instruments***") which are specified in the CMU Reference Manual as capable of being held within the CMU Service.

The CMU Service is only available to CMU Instruments issued by a CMU Member or by a person for whom a CMU Member acts as agent for the purposes of lodging instruments issued by such persons. Membership of the services is open to all members of the Hong Kong Capital Markets Association, "authorised institutions" under the Banking Ordinance (Cap. 155) of Hong Kong and "exempt dealers" in securities under the Securities Ordinance (Cap. 333) of Hong Kong.

Compared to clearing services provided by Euroclear and Clearstream, Luxembourg, the standard custody and clearing service provided by the CMU Service is limited. In particular (and unlike the European clearing systems), the HKMA does not as part of this service provide any facilities for the dissemination to the relevant CMU Members of payments (of interest or principal) under, or notices pursuant to the notice provisions of, the CMU Instruments. Instead, the HKMA advises the lodging CMU Member (or a designated paying agent) of the identities of the CMU Members to whose accounts payments in respect of the relevant CMU Instruments are credited, whereupon the lodging CMU Member (or the designated paying agent) will make the necessary payments of interest or principal or send notices directly to the relevant CMU Members. Similarly, the HKMA will not obtain certificates of non-U.S. beneficial ownership from CMU Members or provide any such certificates on behalf of CMU Members. The CMU Lodging Agent will collect such certificates from the relevant CMU Members identified from an instrument position report obtained by request from the HKMA for this purpose.

An investor holding an interest in the Notes through an account with either Euroclear or Clearstream, Luxembourg will hold that interest through the respective accounts which Euroclear and Clearstream, Luxembourg each have with the CMU Service.

Book-entry Ownership of and Payments in respect of DTC Notes

The Issuer will apply to DTC in order to have each Tranche of Notes represented by Registered Global Notes accepted in its book-entry settlement system. Upon the issue of any Registered Global Notes, DTC or its custodian will credit, on its internal book-entry system, the respective nominal amounts of the individual beneficial interests represented by such Registered Global Notes to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the relevant Dealer. Ownership of beneficial interests in a Registered Global Note will be limited to Direct Participants or Indirect Participants, including the respective depositaries of Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in a Registered Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to the interests of Direct Participants) and the records of Direct Participants (with respect to interests of Indirect Participants).

Payments in U.S. dollars of principal and interest in respect of a Registered Global Note registered in the name of DTC's nominee will be made to the order of such nominee as the registered holder of such Note. In the case of any payment in a currency other than U.S. dollars, payment will be made to the Exchange Agent on behalf of DTC's nominee and the Exchange Agent will (in accordance with instructions received by it) remit all or a portion of such payment for credit directly to the beneficial holders of interests in the Registered Global Notes in the currency in which such payment was made and/or cause all or a portion of such payment to be converted into U.S. dollars and credited to the applicable Participants' account.

The Issuer expects DTC to credit accounts of Direct Participants on the applicable payment date in accordance with their respective holdings as shown in the records of DTC unless DTC has reason to believe that it will not receive payment on such payment date. The Issuer also expects that payments by Participants to beneficial owners of Notes will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers, and will be the responsibility of such Participant and not the responsibility of DTC, the Trustee, the Principal Paying Agent, the Registrar or the Issuer. Payment of principal, premium, if any, and interest, if any, on Notes to DTC is the responsibility of the Issuer.

Transfers of Notes Represented by Registered Global Notes

Transfers of any interests in Notes represented by a Registered Global Note within DTC, Euroclear and Clearstream, Luxembourg will be effected in accordance with the customary rules and operating procedures of the relevant Clearing System. The laws in some States within the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer Notes represented by a Registered Global Note to such persons may depend upon the ability to exchange such Notes for Notes in definitive form. Similarly, because DTC can only act on behalf of Direct Participants in the DTC system who in turn act on behalf of Indirect Participants, the ability of a person having an interest in Notes represented by a Registered Global Note to pledge such Notes to persons or entities that do not participate in the DTC system or otherwise to take action in respect of such Notes may depend upon the ability to exchange such Notes for Notes in definitive form. The ability of any holder of Notes represented by a Registered Global Note to resell, pledge or otherwise transfer such Notes may be impaired if the proposed transferee of such Notes is not eligible to hold such Notes through a direct or indirect participant in the DTC system.

Subject to compliance with the transfer restrictions applicable to the Registered Notes described under "*Subscription and Sale and Transfer and Selling Restrictions*", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant Clearing System in accordance with its rules and through action taken by the Registrar, the Principal Paying Agent and any custodian ("***Custodian***") with whom the relevant Registered Global Notes have been deposited.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC Participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Notes will be effected through the Registrar, the Principal Paying Agent and the Custodian receiving instructions (and, where appropriate, certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC Participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC, Clearstream, Luxembourg and Euroclear have each published rules and operating procedures designed to facilitate transfers of beneficial interests in Registered Global Notes among Participants of DTC and accountholders of Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued or changed at any time. None of the Issuer, the Guarantor, the Trustee, the Agents and the Dealers will be responsible for any performance by DTC, Clearstream, Luxembourg or Euroclear or their respective Direct or Indirect Participants or accountholders (as appropriate) of their respective obligations under the rules and procedures governing their operations and none of them will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the Notes represented by Registered Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial interests.

TAXATION

The following is a general description of certain tax considerations relating to the Notes and is based on law and relevant interpretations thereof in effect as at the date of this Offering Circular, all of which are subject to change, and does not constitute legal or taxation advice. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective holders of Notes who are in any doubt as to their tax position or who may be subject to tax in any jurisdiction are advised to consult their own professional advisers.

Hong Kong

Withholding Tax

No withholding tax is payable in Hong Kong in respect of payments of principal or interest on the Notes or in respect of any capital gains arising from the sale of the Notes.

Profits Tax

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets).

Interest on the Notes may be deemed to be profits arising in or derived from Hong Kong from a trade, profession or business carried on in Hong Kong in the following circumstances:

(i) interest on the Notes is derived from Hong Kong and is received by or accrues to a company carrying on a trade, profession or business in Hong Kong;

(ii) interest on the Notes is derived from Hong Kong and is received by or accrues to a person, other than a company, carrying on a trade, profession or business in Hong Kong and is in respect of the funds of that trade, profession or business; or

(iii) interest on the Notes is received by or accrues to a financial institution (as defined in the Inland Revenue Ordinance (Cap. 112) of Hong Kong) and arises through or from the carrying on by the financial institution of its business in Hong Kong.

Sums received by or accrued to a financial institution by way of gains or profits arising through or from the carrying on by the financial institution of its business in Hong Kong from the sale, disposal or redemption of Bearer Notes will be subject to profits tax.

Sums derived from the sale, disposal or redemption of Bearer Notes will be subject to Hong Kong profits tax where received by or accrued to a person, other than a financial institution, who carries on a trade, profession or business in Hong Kong and the sum has a Hong Kong source. Similarly, such sums in respect of Registered Notes received by or accrued to either the aforementioned person and/or a financial institution will be subject to Hong Kong profits tax if such sums have a Hong Kong source. The source of such sums will generally be determined by having regard to the manner in which the Notes are acquired and disposed.

Stamp Duty

Stamp duty will not be payable on the issue of Bearer Notes provided either:

(i) such Notes are denominated in a currency other than the currency of Hong Kong and are not repayable in any circumstances in the currency of Hong Kong; or

(ii) such Notes constitute loan capital (as defined in the Stamp Duty Ordinance (Cap. 117) of Hong Kong).

If stamp duty is payable it is payable by the Issuer on issue of Bearer Notes at a rate of 3 per cent. of the market value of the Notes at the time of issue.

No stamp duty will be payable on any subsequent transfer of Bearer Notes.

No stamp duty is payable on the issue of Registered Notes. Stamp duty may be payable on any transfer of Registered Notes if the relevant transfer is required to be registered in Hong Kong. Stamp duty will, however, not be payable on any transfers of Registered Notes provided that either:

(i) the Registered Notes are denominated in a currency other than the currency of Hong Kong and are not repayable in any circumstances in the currency of Hong Kong; or

(ii) the Registered Notes constitute loan capital (as defined in the Stamp Duty Ordinance (Cap. 117) of Hong Kong).

If stamp duty is payable in respect of the transfer of Registered Notes it will be payable at the rate of 0.2 per cent. (of which 0.1 per cent. is payable by the seller and 0.1 per cent. is payable by the purchaser) normally by reference to the value of the consideration. If, in the case of either the sale or purchase of such Registered Notes, stamp duty is not paid, both the seller and the purchaser may be liable jointly and severally to pay any unpaid stamp duty and also any penalties for late payment. If stamp duty is not paid on or before the due date (two days after the sale or purchase if effected in Hong Kong or 30 days if effected elsewhere) a penalty of up to 10 times the duty payable may be imposed. In addition, stamp duty is payable at the fixed rate of HK$5 on each instrument of transfer executed in relation to any transfer of the Registered Notes if the relevant transfer is required to be registered in Hong Kong.

Estate Duty

No estate duty will be payable in respect of Bearer Notes provided they are physically located outside Hong Kong at the date of the death of the holder thereof. If the register in respect of any Registered Notes is kept in Hong Kong, estate duty may be payable on the death of the holder, irrespective of the nationality, residence, domicile or citizenship of the deceased.

British Virgin Islands

As the Issuer is incorporated pursuant to the International Business Companies Act Cap. 291 of the British Virgin Islands, (i) payment of principal and interest in respect of the Notes will not be subject to taxation in the British Virgin Islands, (ii) no withholding tax will be required to be deducted by the Issuer on such payments to any holder of a Note and (iii) the Notes will not be liable to stamp duty in the British Virgin Islands. Gains derived from the sale or exchange of Notes by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no capital gains tax, estate duty, inheritance tax or gift tax.

Proposed EU Savings Directive

On 18th July, 2001 the EU Commission published a proposal for a new directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States (including Luxembourg but not including the United Kingdom) to opt instead for a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment and/or clarification.

SUBSCRIPTION AND SALE AND TRANSFER AND SELLING RESTRICTIONS

The Dealers have, in a programme agreement (the "***Programme Agreement***") dated 3rd April, 2002, agreed with the Issuer and the Guarantor a basis upon which they or any of them may from time to time agree to purchase Notes or, in the case of Definitive IAI Registered Notes, procure purchasers of, Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions of the Notes*". In the Programme Agreement, the Issuer (failing which, the Guarantor) has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith. The Programme Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

In order to facilitate the offering of any Tranche of the Notes, a nominated Dealer participating in the offering of the Tranche may engage in transactions that stabilise, maintain or otherwise affect, which support the market price of the relevant Notes during and after the offering of the Tranche. Specifically such persons may over-allot or create a short position in the Notes for their own account by selling more Notes than have been sold to them by the Issuer. Such persons may also elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilise or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering of the Notes are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilisation transactions or otherwise. The effect of these transactions may be to stabilise or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilising or other transactions. Such transactions, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Under U.K. laws and regulations stabilising activities may only be carried on by the Stabilising Manager (or any person acting for the Stabilising Manager) named in the applicable Pricing Supplement and only for a period of 30 days following the Issue Date of the relevant Tranche of Notes.

Transfer Restrictions

As a result of the following restrictions, purchasers of Notes in the United States are advised to consult legal counsel prior to making any purchase, offer, sale, resale or other transfer of such Notes.

Each purchaser of Registered Notes (other than a person purchasing an interest in a Registered Global Note with a view to holding it in the form of an interest in the same Global Note) or person wishing to transfer an interest from one Registered Global Note to another or from global to definitive form or vice versa, will be required to acknowledge, represent and agree as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

(i) that either: (a) it is a QIB, purchasing (or holding) the Notes for its own account or for the account of one or more QIBs and it is aware that any sale to it is being made in reliance on Rule 144A or (b) it is an Institutional Accredited Investor which has delivered an IAI Investment Letter or (c) it is outside the United States and is not a U.S. person;

(ii) that the Notes are being offered and sold in a transaction not involving a public offering in the United States within the meaning of the Securities Act, and that the Notes have not been and will not be registered under the Securities Act or any other applicable U.S. State securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth below;

(iii) that, unless it holds an interest in a Regulation S Global Note and is a person located outside the United States who is not a U.S. person, if in the future it decides to resell, pledge or otherwise transfer the Notes or any beneficial interests in the Notes, it will do so, prior to the date which is two years after the later of the last Issue Date for the Series and the last date on which the Issuer or an affiliate of the Issuer was the owner of such Notes, only (a) to the Issuer or any affiliate thereof, (b) inside the United States to a person whom the seller reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the

requirements of Rule 144A, (c) outside the United States in compliance with Rule 903 or Rule 904 under the Securities Act, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), (e) to an institutional "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act that is acquiring the Notes for its own account or for the account of such an institutional "accredited investor" for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (f) pursuant to an effective registration statement under the Securities Act, in each case in accordance with all applicable U.S. State securities laws. If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above, the transferor shall deliver (i) an IAI Investment Letter to the Registrar, which shall provide, among other things, that the transferee is an institutional "accredited investor" within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act, that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act, and that it will acquire Notes having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another specified currency (as defined in the Agency Agreement)); and (ii) such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction.

(iv) it will, and will require each subsequent holder to, notify any purchaser of the Notes from it of the resale restrictions referred to in paragraph (iii) above, if then applicable;

(v) that Notes initially offered in the United States to QIBs will be represented by one or more Rule 144A Global Notes, that Notes offered to Institutional Accredited Investors will be in the form of Definitive IAI Registered Notes and that Notes offered outside the United States in reliance on Regulation S will be represented by one or more Regulation S Global Notes;

(vi) that the Notes, other than the Regulation S Global Notes, will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY AND THE GUARANTEE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER (A) REPRESENTS THAT (1) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) PURCHASING THE SECURITIES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ONE OR MORE QUALIFIED INSTITUTIONAL BUYERS OR (2) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" (AS DEFINED IN RULE 501(A)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT) (AN "INSTITUTIONAL ACCREDITED INVESTOR"); (B) AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITIES EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND, PRIOR TO THE DATE WHICH IS TWO YEARS AFTER THE LATER OF THE LAST ISSUE DATE FOR THE SERIES AND THE LAST DATE ON WHICH THE ISSUER OR AN AFFILIATE OF THE ISSUER WAS THE OWNER OF SUCH SECURITIES OTHER THAN (1) TO THE ISSUER OR ANY AFFILIATE THEREOF, (2) INSIDE THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (3) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (4) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (5) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE NOTES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN

INSTITUTIONAL "ACCREDITED INVESTOR" FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND ANY OTHER JURISDICTION; IF ANY RESALE OR OTHER TRANSFER OF THE NOTES IS PROPOSED TO BE MADE PURSUANT TO CLAUSE (5) ABOVE, THE TRANSFEROR SHALL DELIVER A LETTER SUBSTANTIALLY IN THE FORM SET OUT IN SCHEDULE 9 TO THE AGENCY AGREEMENT TO THE REGISTRAR, WHICH SHALL PROVIDE, AMONG OTHER THINGS, THAT THE TRANSFEREE IS AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT, THAT IT IS ACQUIRING SUCH NOTES FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, AND THAT IT WILL ACQUIRE NOTES HAVING A MINIMUM PURCHASE PRICE OF AT LEAST U.S.$500,000 (OR THE APPROXIMATE EQUIVALENT IN ANOTHER SPECIFIED CURRENCY (AS DEFINED IN THE AGENCY AGREEMENT)) AND (C) IT AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND.

"THIS SECURITY AND RELATED DOCUMENTATION (INCLUDING, WITHOUT LIMITATION, THE AGENCY AGREEMENT REFERRED TO HEREIN) MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WITHOUT THE CONSENT OF, BUT UPON NOTICE TO, THE HOLDERS OF SUCH SECURITIES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS SECURITY AND ANY SECURITIES ISSUED IN EXCHANGE OR SUBSTITUTION THEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).";

(vii) if it is outside the United States and is not a U.S. person, that if it should resell or otherwise transfer the Notes prior to the expiration of the Distribution Compliance Period (defined as 40 days after the later of the commencement of the offering and the closing date with respect to the original issuance of the Notes), it will do so only (i) outside the United States in compliance with Rule 903 or 904 under the Securities Act or (ii) upon receipt by the Registrar of a written certification substantially in the form set out in Schedule 3 to the Agency Agreement, amended as appropriate (a "***Transfer Certificate***"), copies of which are available from the specified office of the Registrar or any Transfer Agent, from the transferor of the Note or beneficial interest therein to the effect that such transfer is being made: (a) to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A; or (b) to a person who is an Institutional Accredited Investor, together with, in the case of (b), a duly executed investment letter from the relevant transferee substantially in the form set out in Schedule 4 to the Agency Agreement and such other satisfactory evidence as the Issuer may reasonably require from the transferor, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States; (iii) to the Issuer or any affiliate thereof; or (if available) (iv) otherwise pursuant to an effective registration statement under the Securities Act or an exemption therefrom, subject to receipt by the Issuer of such satisfactory evidence as the Issuer may reasonably require, which may include an opinion of U.S. counsel, that such transfer is in compliance with any applicable securities laws of any State of the United States, and, in each case, in accordance with any applicable securities laws of any State of the United States or any other jurisdiction; and it acknowledges that the Regulation S Global Notes will bear a legend to the following effect unless otherwise agreed to by the Issuer:

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER APPLICABLE U.S. STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE AGENCY AGREEMENT AND PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT. THIS LEGEND SHALL CEASE TO APPLY UPON THE EXPIRY OF THE PERIOD OF 40 DAYS AFTER THE COMPLETION OF THE DISTRIBUTION OF ALL THE NOTES OF THE TRANCHE OF WHICH THIS NOTE FORMS PART."; and

(viii) that the Issuer and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of such acknowledgements, representations or agreements made by it are no longer accurate, it shall promptly notify the Issuer; and if it is acquiring any Notes as a fiduciary or agent for one or more accounts it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Institutional Accredited Investors who purchase Registered Notes in definitive form offered and sold in the United States in reliance upon the exemption from registration provided by Regulation D of the Securities Act are required to execute and deliver to the Registrar an IAI Investment Letter. Upon execution and delivery of an IAI Investment Letter by an Institutional Accredited Investor, Notes will be issued in definitive registered form, see "*Form of the Notes*".

The IAI Investment Letter will state, among other things, the following:

(i) that the Institutional Accredited Investor has received a copy of the Offering Circular and such other information as it deems necessary in order to make its investment decision;

(ii) that the Institutional Accredited Investor understands that any subsequent transfer of the Notes is subject to certain restrictions and conditions set forth in the Offering Circular and the Notes (including those set out above) and that it agrees to be bound by, and not to resell, pledge or otherwise transfer the Notes except in compliance with, such restrictions and conditions and the Securities Act;

(iii) that, in the normal course of its business, the Institutional Accredited Investor invests in or purchases securities similar to the Notes;

(iv) that the Institutional Accredited Investor is an Institutional Accredited Investor within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Notes, and it and any accounts for which it is acting are each able to bear the economic risk of its or any such accounts ' investment for an indefinite period of time;

(v) that the Institutional Accredited Investor is acquiring the Notes purchased by it for its own account or for one or more accounts (each of which is an Institutional Accredited Investor) as to each of which it exercises sole investment discretion and not with a view to any distribution of the Notes, subject, nevertheless, to the understanding that the disposition of its property shall at all times be and remain within its control; and

(vi) that, in the event that the Institutional Accredited Investor purchases Notes, it will acquire Notes having a minimum purchase price of at least U.S.$500,000 (or the approximate equivalent in another Specified Currency).

No sale of Legended Notes in the United States to any one purchaser will be for less than U.S.$100,000 (or its foreign currency equivalent) nominal amount or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or its foreign currency equivalent) nominal amount and no Legended Note will be issued in connection with such a sale in a smaller nominal amount. If the purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at least U.S.$100,000 (or its foreign currency equivalent) or, in the case of sales to Institutional Accredited Investors, U.S.$500,000 (or its foreign currency equivalent) nominal amount of Registered Notes.

Selling Restrictions

United States

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) The Notes and the Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

(ii) The Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

(iii) In connection with any Notes which are offered or sold outside the United States in reliance on an exemption from the registration requirements of the Securities Act provided under Regulation S ("***Regulation S Notes***"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver such Regulation S Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Regulation S Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Regulation S Notes during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of the Regulation S Notes within the United States or to, or for the account or benefit of, U.S. persons.

(iv) Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

(v) Not withstanding anything above to the contrary, dealers may arrange for the resale of Notes to QIBs pursuant to Rule 144A and each such purchaser of Notes is hereby notified that the Dealers may be relying on the exemption from the registration requirements of the Securities Act provided by Rule 144A. The minimum aggregate nominal amount of Notes which may be purchased by a QIB pursuant to Rule 144A is U.S.$100,000 (or the approximate equivalent thereof in any other currency). To the extent that the Guarantor is not subject to or does not comply with the reporting requirements of Section 13 or 15(d) of the Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder, the Guarantor has agreed to furnish to holders of Notes and to prospective purchasers designated by such holders, upon request, such information as may be required by Rule 144A(d)(4).

(vi) Notwithstanding anything above to the contrary, it is understood that Registered Notes may be offered and sold pursuant to a private placement in the United States to Institutional Accredited Investors, and in connection therewith each Dealer represents and agrees that:

(a) offers, sales, resales and other transfers of Notes made in the United States made or approved by a Dealer (including offers, resales or other transfers made or approved by a Dealer in connection with secondary trading) shall be made with respect to Registered Notes only and shall be effected pursuant to an exemption from the registration requirements of the Securities Act;

(b) offers, sales, resales and other transfers of Notes made in the United States will be made only in private transactions to a limited number of Institutional Accredited Investors;

(c) the Notes will be offered in the United States only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act will be used in connection with the offering of the Notes in the United States; and

(d) no sale of Notes in the United States to any one Institutional Accredited Investor will be for less than U.S.$500,000 principal amount and if such purchaser is a non-bank fiduciary acting on behalf of others, each person for whom it is acting must purchase at lease U.S.$500,000 principal amount of the Notes.

(vii) Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii) in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "**FSMA**") by the Issuer;

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "***Securities and Exchange Law***") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

Germany

In connection with the initial placement of any Notes in Germany, each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will offer and sell such Notes (i) unless otherwise provided in the relevant subscription agreement or the applicable Pricing Supplement in the case of an issue made on a syndicated basis, only for an aggregate purchase price per purchaser of at least DM 80,000 (or its equivalent in euro or any other currency) or such other amount as may be stipulated from time to time by applicable German law or (ii) as may otherwise be permitted in accordance with applicable German law.

Hong Kong

In relation to each Tranche of Notes issued by the Issuer, each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that:

(i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of the laws of Hong Kong; and

(ii) unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, in Hong Kong, any advertisement, invitation or document relating to any Notes, other than with respect to Notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

Singapore

This Offering Circular has not been registered as a prospectus under the Companies Act (Chapter 50, Revised Edition 1994) of Singapore (the "**Companies Act**"). Accordingly, the Notes may not be offered or sold nor may this Offering Circular or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person falling within Section 106C of the Companies Act, (2) to a sophisticated investor (as defined in Section 106D of the Companies Act) and in accordance with the conditions specified in Section 106D of the Companies Act or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Companies Act.

British Virgin Islands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that with respect to offers and sales of any Notes, that it has not and will not offer or sell any Notes to persons resident in the British Virgin Islands.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Guarantor nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Guarantor, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer, the Guarantor and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes have been duly authorised by a resolution of the Board of Directors of the Issuer dated 11th March, 2002 and the giving of the Guarantee has been duly authorised by a resolution of the Board of Directors of the Guarantor dated 1st March, 2002.

Listing of Notes on the Luxembourg Stock Exchange

Application has been made to list Notes issued under the Programme on the Luxembourg Stock Exchange. A legal notice relating to the Programme and the constitutional documents of the Issuer and the Guarantor are being lodged with the Registrar of the District Court in Luxembourg (*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated the number 12692 to the Programme for listing purposes.

Listing of Notes on the Hong Kong Stock Exchange

Application has been made to the Hong Kong Stock Exchange for permission to deal in and the listing of Notes issued under the Programme. The listing of Notes on the Hong Kong Stock Exchange will be expressed as a percentage of their nominal amount. Transactions will normally be effected for settlement in the relevant specified currency and for delivery by the end of the second trading day after the date of the transaction. It is expected that dealings will, if permission is granted to deal in and for the listing of such Notes, commence on or about the date of listing of the relevant Notes.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will be available from the registered office of the Issuer and the Guarantor and from the specified office of the Paying Agent for the time being in Luxembourg:

(i) the Memorandum and Articles of Association of the Issuer and the Guarantor;

(ii) the non-consolidated audited financial statements of the Guarantor in respect of the financial years ended 31st December, 2000 and 2001 (the Guarantor currently prepares non-consolidated audited accounts on an annual basis and does not prepare consolidated or interim financial statements and, as at the date of this Offering Circular, the Issuer has not published and does not propose to publish any financial statements);

(iii) the most recently published audited non-consolidated annual financial statements of the Guarantor;

(iv) the Trust Deed, the Agency Agreement, the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Series of Notes will only be available for inspection by a holder of any such Notes and such holder must produce evidence satisfactory to the Issuer and the relevant Paying Agent as to its holding of Notes and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Bearer Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. The Issuer may also apply to have Bearer Notes accepted for clearance through the CMU Service. The relevant CMU instrument number will be specified in the applicable Pricing Supplement. In addition, the Issuer may make an application for any Registered Notes to be accepted for trading in book-entry form by DTC. The CUSIP and/or CINS numbers for each Tranche of Registered Notes, together with the relevant ISIN and common code, will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant or material adverse change in the financial or trading position of the Guarantor since 31st December, 2001 and there has been no significant or material adverse change in the financial or trading position of the Issuer since its date of incorporation.

Litigation

Save as disclosed in this Offering Circular, neither the Issuer nor the Guarantor is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer or the Guarantor are aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position of the Issuer or the Guarantor.

Auditors

The Issuer has not published and does not propose to publish any financial statements. The auditors of the Guarantor and Castle Peak Power Company Limited (an associate company of the Guarantor) are PricewaterhouseCoopers, independent Certified Public Accountants, who have audited the Guarantor's accounts, without qualification, in accordance with generally accepted auditing standards in the United States for each of the three financial years ended on 31st December, 2001. Solely in respect of the listing of the Programme on the Hong Kong Stock Exchange, PricewaterhouseCoopers have given and not withdrawn their written consent to the issue of this Offering Circular with their report in relation to the Guarantor and Castle Peak Power Company Limited included in the form and context in which it appears. No such consent has been given in relation to listing of the Programme on the Luxembourg Stock Exchange.

European Monetary Union

The third stage of European economic and monetary union commenced on 1st January, 1999 when the value of the euro as against the currencies of the member states participating in the third stage was irrevocably fixed and the euro became a currency in its own right. With effect from 1st January, 2002 the participating member currencies ceased to exist.

	Page
CLP Power Hong Kong Limited	
Report of Independent Accountants	F-2
Profit and Loss Account for the fiscal year 1999, 2000 and 2001	F-3
Balance Sheet as of 31st December, 2000 and 2001	F-4
Cash Flow Statement for the fiscal year 1999, 2000 and 2001	F-5
Statement of Changes in Equity for the fiscal year 1999, 2000 and 2001	F-6
Notes to Financial Statements	F-7 to F-24
Scheme of Control Statement	F-25 to F-26
Castle Peak Power Company Limited	
Report of Independent Accountants	F-27
Profit and Loss Account for the fiscal year 1999, 2000 and 2001	F-28
Balance Sheet as of 31st December, 2000 and 2001	F-29
Cash Flow Statement for the fiscal year 1999, 2000 and 2001	F-30
Statement of Changes in Equity for the fiscal year 1999, 2000 and 2001	F-31
Notes to Financial Statements	F-32 to F-41

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

To the Board of Directors and Shareholders of
CLP Power Hong Kong Limited

We have audited the accompanying balance sheets of CLP Power Hong Kong Limited as of 31st December, 2001 and 2000 and the related profit and loss accounts, cash flows statements and Scheme of Control statements for the years ended 31st December, 2001 and 2000, 15 months ended 31st December, 1999 and the year ended 30th September, 1999 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, the financial position of CLP Power Hong Kong Limited at 31st December, 2001 and 2000 and the results of their operations and cash flows for the years ended 31st December, 2001 and 2000, 15 months ended 31st December, 1999 and the year ended 30th September, 1999 in accordance with accounting principles generally accepted in Hong Kong as modified where required by the Scheme of Control.

Accounting principles required by the Scheme of Control in all material respects follow those generally accepted in Hong Kong with the exception of accounting for deferred taxation, as explained in Notes 2 (H) and 27. Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of financial position also expressed in Hong Kong dollars at 31st December, 2001 and 2000, the determination of net income and the classification of cash flow also expressed in Hong Kong dollars for the years ended 31st December, 2001 and 2000, 15 months ended 31st December, 1999 and the year ended 30th September, 1999, as adjusted to the extent summarised in Note 26 to the financial statements.

PricewaterhouseCoopers
Certified Public Accountants

HONG KONG
21st February, 2002

PROFIT AND LOSS ACCOUNT

	Note	1999a	1999b	1999	2000	2001	2001
				Fiscal Year			
		HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
TURNOVER	3	24,327	5,965	30,292	25,512	26,105	3,348
EXPENSES							
Purchases of electricity from CAPCO		9,739	2,439	12,178	9,735	9,815	1,259
Purchases of nuclear electricity		4,071	764	4,835	4,587	5,013	643
Pump storage service fee		474	116	590	457	424	54
Staff costs		541	126	667	609	592	76
Other operating costs		655	150	805	731	892	114
Depreciation		1,339	354	1,693	1,463	1,598	205
		16,819	3,949	20,768	17,582	18,334	2,351
Operating profit		7,508	2,016	9,524	7,930	7,771	997
Finance costs	4	(202)	(45)	(247)	(195)	(161)	(21)
Finance income	4	21	1	22	18	1	—
Profit before taxation	5	7,327	1,972	9,299	7,753	7,611	976
Taxation	7	(790)	(233)	(1,023)	(848)	(537)	(69)
Profit after taxation		6,537	1,739	8,276	6,905	7,074	907
Transfers under Scheme of Control	8	(1,346)	(441)	(1,787)	(1,629)	(1,506)	(193)
		5,191	1,298	6,489	5,276	5,568	714
EARNINGS FOR THE PERIOD/YEAR							
Scheme of Control earnings		5,057	1,245	6,302	5,154	5,389	691
Other earnings	9	134	53	187	122	179	23
Operating earnings		5,191	1,298	6,489	5,276	5,568	714
Dividends	10	(5,186)	(1,318)	(6,504)	(5,273)	(5,423)	(695)
EARNINGS PER SHARE	11	HK$2.09	HK$0.52	HK$2.61	HK$2.12	HK$2.24	U.S.$0.29

BALANCE SHEET

	Note	As at 31st December,		
		2000	2001	2001
		HK$m	HK$m	U.S.$m
ASSETS				
Fixed assets	12	30,358	33,203	4,258
Investments in jointly controlled entities	13	4,365	4,661	598
Current assets				
Stores		40	41	5
Debtors and prepayments	14	1,133	1,116	143
Fuel clause account		37	—	—
Current account with ultimate holding company		7	—	—
Current account with fellow subsidiaries		37	31	4
Deposits, bank balances and cash		24	17	2
		1,278	1,205	154
		36,001	39,069	5,010
LIABILITIES				
Current liabilities				
Bank overdrafts, bank loans and other borrowings	15	(77)	(394)	(50)
Customers' deposits		(2,179)	(2,450)	(314)
Current account with ultimate holding company		—	(9)	(1)
Current accounts with fellow subsidiaries		(183)	(163)	(21)
Current accounts with jointly controlled entities		(775)	(848)	(109)
Creditors		(1,333)	(1,494)	(192)
Fuel clause account		—	(448)	(57)
Taxation payable		(453)	(100)	(13)
		(5,000)	(5,906)	(757)
Deferred liabilities				
Long-term loans and other borrowings	15	(2,356)	(3,846)	(493)
Deferred taxation	17	(3,110)	(3,391)	(435)
Rate reduction reserve	8	(371)	(411)	(53)
Deferred revenue		—	(28)	(3)
		(5,837)	(7,676)	(984)
Development fund	8	(2,923)	(3,177)	(408)
Special provision account	8	(766)	(766)	(98)
		(14,526)	(17,525)	(2,247)
Excess of assets over liabilities		21,475	21,544	2,763
FINANCED BY				
Share capital	16	12,442	12,442	1,595
Share premium		7,958	7,958	1,021
Retained earnings		(145)	—	—
Proposed final dividends		1,220	1,144	147
Shareholders' funds		21,475	21,544	2,763

CASH FLOW STATEMENT

	Note	1999a	1999b	1999	2000	2001	2001
				Fiscal Year			
		HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
OPERATING ACTIVITIES							
Net cash inflow from operations	18	7,250	2,007	9,257	7,974	7,854	1,007
Dividends received from jointly controlled entities		1,338	305	1,643	1,282	1,295	166
Interest received		21	1	22	18	1	—
Operating interest paid		(232)	(82)	(314)	(204)	(171)	(22)
Hong Kong Profits tax refunded		41	—	41	—	—	—
Hong Kong Profits tax paid		(487)	(1,075)	(1,562)	(431)	(609)	(78)
Net cash inflow from operating activities		7,931	1,156	9,087	8,639	8,370	1,073
INVESTING ACTIVITIES							
Capital expenditure		(2,448)	(658)	(3,106)	(2,702)	(4,354)	(559)
Proceeds from disposal of fixed assets		49	49	98	41	85	11
Capitalised interest paid		(54)	(14)	(68)	(68)	(119)	(15)
Increase in loan and advances to jointly controlled entities		(66)	(154)	(220)	(209)	(297)	(38)
Net cash outflow from investing activities		(2,519)	(777)	(3,296)	(2,938)	(4,685)	(601)
Net cash inflow before financing activities		5,412	379	5,791	5,701	3,685	472
FINANCING ACTIVITIES							
Proceeds from long-term borrowings		—	—	—	8	1,500	192
Repayment of long-term borrowings		(200)	(67)	(267)	(107)	(35)	(4)
Increase/(decrease) in short-term borrowings		—	280	280	(239)	342	44
Dividends paid		(5,668)	(672)	(6,340)	(5,371)	(5,499)	(705)
Net cash outflow from financing activities		(5,868)	(459)	(6,327)	(5,709)	(3,692)	(473)
Decrease in cash and cash equivalents		(456)	(80)	(536)	(8)	(7)	(1)
Cash and cash equivalents at beginning of period/year		568	112	568	32	24	3
Cash and cash equivalents at end of period/year		112	32	32	24	17	2
Analysis of cash and cash equivalents							
Deposits, bank balances and cash		112	45	45	24	17	2
Bank overdrafts		—	(13)	(13)	—	—	—
		112	32	32	24	17	2

STATEMENT OF CHANGES IN EQUITY

	Share Capital HK$m	Share Premium HK$m	Retained Profits HK$m	Total HK$m	Total U.S.$m
Balance at 1st October, 1998, as previously reported	12,442	7,958	—	20,400	
Proposed final dividend not declared before year end	—	—	853	853	
Adjustment for final dividends not declared by jointly controlled entities before year end	—	—	(133)	(133)	
Balance at 1st October, 1998, as adjusted	12,442	7,958	720	21,120	
Earnings for the period (1999a)	—	—	5,191	5,191	
Dividends declared for the year/period					
1998 final	—	—	(853)	(853)	
1999a interims	—	—	(4,744)	(4,744)	
Balance at 30th September, 1999, as adjusted	12,442	7,958	314	20,714	
Balance at 1st October, 1999, as previously reported	12,442	7,958	—	20,400	
Proposed special interim dividend not declared before period end (1999a)	—	—	442	442	
Adjustment for special interim dividends not declared by jointly controlled entities before period end (1999a)	—	—	(128)	(128)	
Balance at 1st October, 1999, as adjusted	12,442	7,958	314	20,714	
Earnings for the period (1999b)	—	—	1,298	1,298	
Special interim dividends declared for the period (1999b)	—	—	(442)	(442)	
Balance at 31st December, 1999, as adjusted	12,442	7,958	1,170	21,570	
Balance at 1st January, 2000, as previously reported	12,442	7,958	—	20,400	
Proposed final dividend not declared before period end (1999b)	—	—	1,318	1,318	
Adjustment for final dividends not declared by jointly controlled entities before period end (1999b)	—	—	(148)	(148)	
Balance at 1st January, 2000, as adjusted	12,442	7,958	1,170	21,570	
Earnings for the year	—	—	5,276	5,276	
Dividends declared for the year					
1999b final	—	—	(1,318)	(1,318)	
2000 interims	—	—	(4,053)	(4,053)	
Balance at 31st December, 2000, as adjusted	12,442	7,958	1,075	21,475	
Balance at 1st January, 2001, as previously reported	12,442	7,958	—	20,400	2,616
Proposed final dividend not declared before year end	—	—	1,220	1,220	156
Adjustment for final dividends not declared by jointly controlled entities before year end	—	—	(145)	(145)	(18)
Balance at 1st January, 2001, as adjusted	12,442	7,958	1,075	21,475	2,754
Earnings for the year	—	—	5,568	5,568	714
Dividends declared for the year					
2000 final	—	—	(1,220)	(1,220)	(156)
2001 interims	—	—	(4,279)	(4,279)	(549)
Balance after proposed final dividend	12,442	7,958	—	20,400	2,616
Proposed final dividend	—	—	1,144	1,144	147
Balance at 31st December, 2001	12,442	7,958	1,144	21,544	2,763

1. BASIS OF PREPARATION OF ACCOUNTS

Other than noted in Note 2(A) below, the accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The Company's accounts are prepared on the basis of its own results incorporating the results of its jointly controlled entities on the basis of dividends received and receivable (Note 2 (B)).

In 1999, the financial year end of the Company was changed from 30th September to 31st December. Accordingly, comparative figures in the profit and loss account, cash flow statement and related notes for the fifteen-month period ended 31st December, 1999 are not directly comparable with the twelve-month financial years ended 31st December, 2000 and 31st December, 2001. In these accounts, the year ended 30th September, 1999 is referred to as fiscal 1999a, and the three-month period ended 31st December, 1999 is referred to as fiscal 1999b.

In the current year, the Company adopted the Statement of Standard Accounting Practice ("SSAP") No. 9 (revised) "Events After the Balance Sheet Date" as well as early adopted the Statement of Changes in Equity required in the SSAP No. 1 "Presentation of Financial Statements" and SSAP No. 15 (revised) "Cash Flow Statements" issued by the Hong Kong Society of Accountants (Note 2(L)).

2. SIGNIFICANT ACCOUNTING POLICIES

(A) Scheme of Control

The financial operations of the Company and its jointly controlled entity, Castle Peak Power Company Limited ("CAPCO"), are governed by a Scheme of Control Agreement entered into with the Government of The Hong Kong Special Administrative Region (the "Government"). The Company's accounts are prepared in conformity with Hong Kong generally accepted accounting principles, modified as necessary to comply with the terms of the Scheme of Control, the main features of which are summarised on page F-25 & F-26. The only modification which is significant to the Company's accounts is in respect of deferred taxation which is set out in Note 2(H) below.

(B) Investments in Jointly Controlled Entities

The Company's interests in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(C) Turnover

Turnover represents sale of electricity, dividend income from jointly controlled entities, and other electricity-related revenue. Sale of electricity is based on actual and accrued consumption derived from meter readings during the year. Dividend income from jointly controlled entities is recognized when the right to receive payment is established. Other revenue is recognised when services are rendered.

(D) Fixed Assets and Depreciation

Fixed Assets are stated at cost less accumulated depreciation. Major renewals and improvements which will result in future economic benefits, in excess of the originally assessed standard of performance of the existing asset, are capitalised, while maintenance and repair costs are normally charged to the profit and loss account in the year in which they are incurred.

(D) Fixed Assets and Depreciation *(continued)*

Depreciation of fixed assets is based on the rates authorised under the Scheme of Control. The following bases apply to fixed assets other than land which is not depreciated:

(i) Fixed assets acquired before 1st October, 1998

The net book value of such commissioned assets held at 30th September, 1998 will be written off uniformly over the remainder of their extended useful lives, as set out in iii) below.

(ii) Fixed assets acquired on or after 1st October, 1998

The cost will be written off uniformly over the useful lives of the assets, as set out in iii) below, commencing from the date of commissioning.

(iii) Depreciation periods

Overhead lines (132kV and above)	35 years
Buildings	33 years
Overhead lines (below 132kV) and cables	30 years
Generating plant, switchgear and transformers	25 years
Meters, system control equipment, furniture, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles	5 years

(E) Interest

Interest on borrowed capital arranged for the financing of fixed assets is:

(i) incorporated in capital expenditure when incurred until the asset is commissioned;

(ii) charged to operating costs when incurred after commissioning.

(F) Stores

These are valued at the lower of cost and net realisable value. Cost for stores is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(G) Fuel Clause Account

Costs of fuel consumed are passed on to the customers. The variations between the actual cost of fuel and the fuel cost billed are captured in the Fuel Clause Account. Any balance on the account (inclusive of interest) represents amounts over-recovered or under-recovered and is treated as an amount due to or from customers.

(H) Deferred Taxation

In accordance with the Scheme of Control, the charge for taxation fully recognises deferred taxation arising from timing differences attributable to accelerated depreciation allowances. No provision is made for other timing differences as these are immaterial. It is unlikely that a liability will crystallise in respect of accelerated depreciation allowances in the foreseeable future and, accordingly, the above policy does not fully comply with HKSSAP No. 12, Accounting for Deferred Tax, issued by the Hong Kong Society of Accountants, which states that deferred taxation should not be provided in these circumstances.

(I) Translation of Financial Statements in Hong Kong Dollars to United States Dollars

The financial statements are expressed in Hong Kong Dollars. Solely for the convenience of the reader, these financial statements contain translations of certain Hong Kong Dollar amounts into U.S. Dollars at the rate of U.S.$1.00 to HK$7.7980, the noon buying rate in New York City for telegraphic transfer in Hong Kong Dollars on 31st December, 2001.

(J) Related Parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(K) Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange prevailing at the balance sheet date or at the relevant forward contract rates where applicable. All unrealised exchange differences arising from long-term borrowings and shareholders' advances are deferred in accordance with the provisions of the Scheme of Control. All other unrealised and all realised exchange differences are credited or debited to the profit and loss account. Transactions during the year are converted into Hong Kong dollars at the rates of exchange ruling at the dates of transactions.

(L) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year. In particular, the comparatives of the cash flow statement have been reclassified to agree with the presentation required by the SSAP No. 15 (revised) "Cash Flow Statements" and the Statement of Recognised Gains and Losses was replaced by the Statement of Changes in Equity as required by SSAP No. 1 "Presentation of Financial Statements". The comparatives have been adjusted to take into account the requirements of SSAP No. 9 (revised) "Events after the Balance Sheet Date", which requires the dividends proposed after the balance sheet date should not be recognized as a liability at the balance sheet date. Such dividends now form a separate component of the shareholders' funds.

3. TURNOVER

			Fiscal Year		
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Sale of Electricity	22,914	5,636	28,550	24,163	24,725
Dividend income from jointly controlled entities	1,338	305	1,643	1,282	1,295
Others	75	24	99	67	85
Turnover	24,327	5,965	30,292	25,512	26,105

Others mainly comprised revenue incomes from miscellaneous charges on electricity related activities and property.

4. FINANCE COSTS AND INCOME

	1999a	1999b	1999	2000	2001
			Fiscal Year		
	HK$m	HK$m	HK$m	HK$m	HK$m
Finance costs:					
Interest expenses on bank loans and overdrafts	20	6	26	15	43
Interest expenses on other loans					
Wholly repayable within 5 years	—	—	—	—	165
Not wholly repayable within 5 years	176	44	220	177	—
Interest expenses on customers' deposits and others	40	12	52	52	86
Finance charges	21	2	23	11	4
Exchange loss/(gain)	7	—	7	10	(3)
	264	64	328	265	295
Less: amount capitalised	(62)	(19)	(81)	(70)	(134)
	202	45	247	195	161
Finance income:					
Interest income on bank deposits	21	1	22	18	1

5. PROFIT BEFORE TAXATION

	1999a	1999b	1999	2000	2001
			Fiscal Year		
	HK$m	HK$m	HK$m	HK$m	HK$m
Profit before taxation is stated after charging/(crediting):					
Depreciation					
Buildings	110	29	139	110	119
Plant, machinery and equipment	1,229	325	1,554	1,353	1,479
	1,339	354	1,693	1,463	1,598
Auditors' remuneration	1	—	1	1	1
Net loss/(gain) on disposal of fixed assets	16	(12)	4	94	52
Net rental income	(22)	(6)	(28)	(21)	(26)
Dividends income	(1,338)	(305)	(1,643)	(1,282)	(1,295)

6. DIRECTORS' REMUNERATION

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Fees	1	—	1	1	1
Salaries, allowances and benefits in kind	5	1	6	12	16
Provident fund contributions	—	1	1	1	1
	6	2	8	14	18

7. TAXATION

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Taxation in the profit and loss account represents:					
Current taxation — Hong Kong					
On Scheme of Control profit	673	228	901	653	520
On Non-Scheme of Control profit	2	—	2	5	5
Less: 10 per cent. tax rebate	(41)	—	(41)	—	—
	634	228	862	658	525
Provision written back	—	—	—	—	(269)
	634	228	862	658	256
Deferred taxation					
On Scheme of Control profit	156	5	161	190	281
	790	233	1,023	848	537

Hong Kong profits tax has been provided at the rate of 16 per cent. (2000 & 1999: 16 per cent.) on the estimated assessable profit for the year.

8. TRANSFERS UNDER SCHEME OF CONTROL

		Fiscal Year				
		1999a	1999b	1999	2000	2001
		HK$m	HK$m	HK$m	HK$m	HK$m
To development fund	(a)	(1,122)	(375)	(1,497)	(1,386)	(1,201)
From special provision account	(b)	—	—	—	37	—
To rate reduction reserve	(c)	(224)	(66)	(290)	(280)	(305)
		(1,346)	(441)	(1,787)	(1,629)	(1,506)

8. TRANSFERS UNDER SCHEME OF CONTROL *(continued)*

(a) **Development Fund**

	As at 30th September, 1999	As at 31st December, 1999	2000	2001
	HK$m	HK$m	HK$m	HK$m
At beginning of period/year	2,528	2,528	3,320	2,923
Transfer from profit and loss account	1,122	1,497	1,386	1,201
Transfer to special provision account	—	—	(803)	—
One-off Rebate (i)	—	—	—	(340)
CLP Centenary Rebate (ii)	—	—	(387)	—
Special rebates to customers (iii)	(567)	(705)	(593)	(607)
At end of period/year	3,083	3,320	2,923	3,177

(i) In view of the cost savings achieved through productivity drives in the past years, the Company is able to provide each customer as at 31st December, 2001 with a one-off rebate of HK$220 as an initiative to support the Company's customers in light of the difficult economic environment. This one-off rebate amounted to HK$439 million, with HK$340 million and HK$99 million charged directly to development fund and rate reduction reserve (note c) respectively.

(ii) The CLP Centenary Rebate in year 2000 represented the rebate of HK$200 to each customer in commemoration of the Company's centenary. This amount was charged directly to the development fund.

(iii) A special rebate of HK¢2.2 per unit was made to customers during the years of 2001 and 2000 and for the period of 1st October, 1998 to 31st December, 1999. This amount was charged directly to the development fund.

(b) **Special Provision Account**

Movement in the special provision account is as follows:

	As at 30th September, 1999	As at 31st December, 1999	2000	2001
	HK$m	HK$m	HK$m	HK$m
At beginning of period/year	—	—	—	766
Transfer from profit and loss account	—	—	803	—
Charge for the year	—	—	(37)	—
At end of period/year	—	—	766	766

The Company and its jointly controlled generation company, CAPCO, agreed with the Government in December 1999 to further defer units 7 & 8 of the Black Point Power Station. It was also agreed that a total of HK$803 million would be set aside from the development fund to a special provision account to which the deferral premium will be charged. The deferral premium is a contractual obligation that corresponds to additional costs incurred by the vendors for delayed delivery of the two generator units. No deferral premium was charged to the special provision account during the year (2000: HK$37 million; 1999: nil).

8. TRANSFERS UNDER SCHEME OF CONTROL *(continued)*

(c) Rate Reduction Reserve

	As at 30th September,	As at 31st December,		
	1999	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m
At beginning of period/year	154	154	253	371
Transfer from profit and loss account	224	290	280	305
	378	444	533	676
One-off Rebate *(note a(i))*	—	—	—	(99)
Rebates to customers	(153)	(191)	(162)	(166)
At end of period/year	225	253	371	411

A rebate of HK¢0.6 per unit was made to customers since 1st March, 1999.

9. OTHER EARNINGS

			Fiscal Year		
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Dividend from a jointly controlled entity	80	17	97	77	72
Capital gain from site development and disposal of properties	42	33	75	4	51
Profit from export sale of electricity	13	4	17	28	49
Other Non-Scheme of Control profits/(losses)	(1)	(1)	(2)	13	7
	134	53	187	122	179

10. DIVIDENDS

			Fiscal Year		
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Ordinary					
— Interim dividends	5,186	—	5,186	4,053	4,279
— Proposed final dividends (b)	—	1,318	1,318	1,220	1,144
	5,186	1,318	6,504	5,273	5,423

(a) Previously, dividends proposed but not declared until after year end were accrued in the accounts for the fifteen-month period ended 31st December, 1999, and the year ended 31st December, 2000 as HK$1,318 million and HK$1,220 million respectively. Under the Company's new accounting policy as described in Note 2(L), these have been written back against opening reserves as at 1st January, 2000 and 2001 respectively and are now charged in the period in which they were declared.

(b) At a meeting to be held on 18th March, 2002, the directors will recommend a final dividend of HK$1,144 million. This proposed dividend is not reflected as a dividend payable in these accounts, but is reflected as a separate component of shareholders' funds.

11. EARNINGS PER SHARE

The prescribed figure for earnings per share is computed as follows:

	1999a	1999b	1999	2000	2001
			Fiscal Year		
	HK$m	HK$m	HK$m	HK$m	HK$m
Earnings for the period/year	5,191	1,298	6,489	5,276	5,568
Weighted average number of shares in issue (million shares)	2,488.32	2,488.32	2,488.32	2,488.32	2,488.32
Earnings per share (HK$)	2.09	0.52	2.61	2.12	2.24

12. FIXED ASSETS

	Land	Buildings	Plant, Machinery & Equipment	Total
	HK$m	HK$m	HK$m	HK$m
Cost				
At 1st January, 2000	1,698	4,001	34,578	40,277
Additions	155	393	2,771	3,319
Transfers and disposals	—	(64)	(378)	(442)
At 31st December, 2000	1,853	4,330	36,971	43,154
Additions	250	454	3,876	4,580
Transfers and disposals	(32)	(24)	(396)	(452)
At 31st December, 2001	2,071	4,760	40,451	47,282
Accumulated depreciation				
At 1st January, 2000	—	1,044	10,601	11,645
Charge for the year	—	110	1,353	1,463
Transfers and disposals	—	(20)	(292)	(312)
At 31st December, 2000	—	1,134	11,662	12,796
Charge for the year	—	119	1,479	1,598
Transfers and disposals	—	(7)	(308)	(315)
At 31st December, 2001	—	1,246	12,833	14,079
Net book value				
At 31st December, 2001	2,071	3,514	27,618	33,203
At 31st December, 2000	1,853	3,196	25,309	30,358

Included in fixed assets are equipment awaiting installation and plant under construction, the book values of which at 31st December, 2001 are HK$371 million and HK$5,233 million respectively (2000: HK$312 million and HK$3,611 million respectively).

12. FIXED ASSETS *(continued)*

The tenure of the land is as follows:

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Held in Hong Kong:		
On long-term lease (over 50 years)	45	128
On medium-term lease (10-50 years)	1,803	1,941
On short-term lease (less than 10 years)	5	2
	1,853	2,071

13. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Castle Peak Power Company Limited (A)		
Unlisted shares, at cost	20	20
Advances	3,977	4,268
Special loan	78	78
	4,075	4,366
Hong Kong Pumped Storage Development Company, Limited (B)		
Unlisted shares, at cost	5	5
Advances	285	290
	290	295
	4,365	4,661

(A) Castle Peak Power Company Limited ("CAPCO") is 40 per cent. owned by the Company and is incorporated in Hong Kong. Its principal activity is the generation of electricity for the sole supply to the Company. While CAPCO owns the power generation assets, the Company builds and operates all CAPCO's power stations.

Under the terms of the revised CAPCO Deed of Subordination, in the event of the winding up of CAPCO, the Company's advances to it would be subordinated to certain loans of CAPCO. The Company's advances to CAPCO may be withdrawn only to the extent that the shareholders' funds exceed two thirds of the aggregate principal amount outstanding of the said loans. In this context the shareholders' funds represent the sum of the issued share capital, shareholders' advances, special advances, deferred taxation, retained earnings and any proposed dividend.

The Special Loan to CAPCO is unsecured, interest free and repayable in full on 30th September, 2008.

(B) Hong Kong Pumped Storage Development Company, Limited is 49 per cent. owned by the Company and is incorporated in Hong Kong. This company has acquired the right to use 50 per cent of the capacity of Phase 1 of the Guangzhou Pumped Storage Power Station in the Guangdong Province of China until 2034.

The advances to jointly controlled entities are unsecured, interest free and have no fixed terms of repayment.

14. DEBTORS AND PREPAYMENTS

Included in the balance are Demand Side Management ("DSM") programme costs amounted to HK$86 million (2000: HK$14 million) which are recoverable from applicable customers in accordance with the DSM Agreement entered into by the Company, CAPCO and the Government. A DSM charge of HK¢0.2 per unit is introduced on non-residential customers starting in January 2002 to recover the DSM costs.

15. BANK OVERDRAFTS, BANK LOANS AND OTHER BORROWINGS

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Total facilities available		
Bank overdrafts	487	477
Bank loans	2,712	3,006
U.S. Dollar Notes due 2006 (U.S.$300 million)	2,340	2,340
U.S. Commercial Paper (U.S.$500 million)	3,900	3,899
	9,439	9,722
Utilized at 31st December,		
Bank loans	93	1,900
U.S. Dollar Notes due 2006	2,340	2,340
	2,433	4,240
Bank overdrafts, bank loans and other borrowings included in current liabilities		
Short-term loans and borrowings	41	383
Long-term loans and borrowings repayable within one year	36	11
	77	394
Long-term loans and other borrowings, repayable		
Within 2nd year	10	3
In 3rd to 5th years inclusive	6	3,843
After 5 years	2,340	—
	2,356	3,846
	2,433	4,240

The total borrowings of HK$4,240 million (2000: HK$2,433 million) mainly comprised:

(i) fixed rate bank loans of HK$17 million (2000: HK$52 million) with interest rates or effective interest rates after swaps ranging from 5.40 per cent. to 7.77 per cent. per annum (2000: 5.40 per cent. to 7.77 per cent. per annum),

(ii) U.S. Dollar Notes of HK$2,340 million (2000: HK$2,340 million) with a coupon rate of 7.5 per cent. (2000: 7.5 per cent.) which was fully swapped into Hong Kong Dollars at the average fixed rate of 7 per cent. per annum, and

(iii) HK$1,883 million variable rate loans (2000: HK$41 million).

16. SHARE CAPITAL

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Authorised		
3,900 million (2000: 3,900 million) shares of HK$5 each	19,500	19,500
Issued and fully-paid		
2,488.32 million (2000: 2,488.32 million) shares of HK$5 each. . . .	12,442	12,442

17. DEFERRED TAXATION

	As at 31st December,	
	2000	2001
	HK$m	HK$m
At beginning of year	2,920	3,110
Charge for the year	190	281
At end of year	3,110	3,391

Deferred taxation arose from timing differences attributable to accelerated depreciation allowances, which is unlikely to reverse in the foreseeable future.

18. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATIONS

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Profit before taxation	7,327	1,972	9,299	7,753	7,611
Finance costs	202	45	247	195	161
Finance income	(21)	(1)	(22)	(18)	(1)
Depreciation	1,339	354	1,693	1,463	1,598
Net loss/(gain) on disposal of fixed assets	16	(12)	4	94	52
Dividend income from jointly controlled entities	(1,338)	(305)	(1,643)	(1,282)	(1,295)
Exchange loss	(6)	(1)	(7)	(6)	(6)
Finance charges	(21)	(2)	(23)	(11)	(4)
Operating profit before working capital changes	7,498	2,050	9,548	8,188	8,116
Increase in stock and fuel	—	—	—	—	(1)
Increase in customers' deposits	118	31	149	133	271
Decrease in fuel clause account	312	36	348	310	474
(Increase)/decrease in debtors and prepayments	(50)	576	526	(38)	(421)
(Decrease)/increase in creditors	(19)	(70)	(89)	89	85
Increase in deferred revenue	—	—	—	—	28
Decrease/(increase) in amount due on current accounts with ultimate holding company	28	(1)	27	—	16
Increase/(decrease) in amount due on current accounts with fellow subsidiaries	54	(370)	(316)	49	(14)
Increase/(decrease) in amounts due on current accounts with jointly controlled entities	29	(69)	(40)	(2)	73
Rebates to customers under Scheme of Control	(153)	(38)	(191)	(162)	(166)
Special Rebates	(567)	(138)	(705)	(593)	(607)
Net cash inflow from operations	7,250	2,007	9,257	7,974	7,854

19. CURRENCY SWAPS AND FOREIGN EXCHANGE CONTRACTS

During the year, the Company continues to take the opportunities to purchase forward U.S. dollars at rates below the official pegged rate (i.e. HK$7.8 to U.S.$1) to hedge the Company's U.S. dollar exposure on loan interest, repayments of borrowings, fuel related payments and other projected expenditures. As of 31st December, 2001, the Company had outstanding forward foreign exchange contracts and currency swaps amounting to HK$33,472 million (31st December, 2000: HK$28,400 million) equivalent.

20. CAPITAL COMMITMENTS

Capital expenditure authorised but not brought into the accounts are as follows:

	As at 31st December,	
	2000	*2001*
	HK$m	**HK$m**
Contracted but not provided for	1,594	2,717
Authorised but not contracted for	8,298	7,733
	9,892	10,450

21. ULTIMATE HOLDING COMPANY

The ultimate holding company of the Company is CLP Holdings Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited.

22. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and related parties, in addition to those disclosed in Notes 3, 10 and 13 which were carried out in the normal course of business:

				Fiscal Year		
	Note	**1999a**	**1999b**	**1999**	**2000**	**2001**
		HK$m	**HK$m**	**HK$m**	**HK$m**	**HK$m**
Purchase of electricity from a jointly controlled entity	(a)	9,739	2,439	12,178	9,735	9,815
Purchase of electricity from a fellow subsidiary	(b)	4,071	764	4,835	4,587	5,013
Purchase of pumped storage service from a jointly controlled entity	(c)	474	116	590	457	424

Notes:

(a) Under the Electricity Supply Contract between the Company and CAPCO, the Company is obligated to purchase all of CAPCO's generating capacity. The Electricity Supply Contract provides that the price paid by the Company to CAPCO is sufficient to cover all of CAPCO's operating expenses, including fuel cost, depreciation, interest expenses and current and deferred taxes, as well as CAPCO's share of the return permitted under the Scheme of Control.

(b) Under the offtake and resale contracts, the Company is obligated to purchase from Hong Kong Nuclear Investment Company Limited, (i) 25 per cent. equity share of the output from Guangdong Nuclear Power Station (GNPS) and (ii) an additional 45 per cent. of GNPS's output from Guangdong Nuclear Investment Company, Limited (GNIC). The price paid by the Company for electricity generated by GNPS throughout the terms of the power purchase agreements is determined by a formula based on GNPS's operating costs and a calculation of profits by reference to shareholders' funds and the capacity factor for that year.

(c) Under a capacity purchase contract, Hong Kong Pumped Storage Development Company, Limited (PSDC) has the right to use 50 per cent. of the 1,200MW capacity of Phase 1 of the Guangzhou Pumped Storage Power Station. The Company has entered into a contract with PSDC to make use of this capacity. The price paid by the Company to PSDC is sufficient to cover all of PSDC's operating expenses and net return. PSDC's net return is based on a percentage of its net fixed assets in a manner analogous to the Scheme of Control.

23. SIGNIFICANT JOINTLY CONTROLLED ENTITY

A summary of the financial information of the Company's significant jointly controlled entity, Castle Peak Power Company Limited, and the results as if the Company had equity accounted for this entity are set out as follows:

	2000	2001
	HK$m	HK$m
Results for the year		
Turnover	9,773	9,864
Profit before taxation	3,572	3,716
Company's share of profit before taxation for the year	1,434	1,491
Company's share of profit after taxation for the year	1,205	1,250
Net assets as at year end		
Fixed assets	28,351	27,433
Current assets	1,348	1,333
Current liabilities	(3,771)	(4,253)
Deferred taxation	(2,786)	(2,731)
Long term liabilities (other than amounts due to the Company)	(12,737)	(10,591)
	10,405	11,191
Company's share of net assets at year end	4,213	4,532

24. PRINCIPAL ACTIVITY

The principal activity of the Company continues to be the generation and supply of electricity.

25. APPROVAL OF ACCOUNTS

The accounts were approved by the Board on 21st February, 2002.

26. SUMMARY OF DIFFERENCES BETWEEN HONG KONG AND UNITED STATES GAAP

The Company's financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP"), other than where a different accounting policy is required by the Scheme of Control Agreement. Hong Kong GAAP differs in certain significant respects from accounting principles generally accepted in the U.S. ("U.S. GAAP"). The significant differences are described below. Other differences do not have a significant effect on profit ("net income") or shareholders' funds ("shareholders' equity"), or relate only to areas where disclosure requirements under U.S. GAAP are greater than under Hong Kong GAAP. The principal areas where disclosures would be more extensive under U.S. GAAP are taxation, pension costs, fair value of financial instruments and financial instruments with off-balance-sheet risk, financial reporting for segments of the business and disclosure of summarised financial information of jointly controlled companies.

Pension costs

Under Hong Kong GAAP, the periodic charge to the Company's financial statements for costs arising from a defined benefit retirement scheme is represented by the Company's contributions to the scheme in a given period, determined by the Company with reference to independent actuarial valuations. Statement No. 87 of the Financial Accounting Standards Board in the United States requires that the net periodic pension costs related to the employer's liability under a defined benefit retirement scheme is determined by reference to changes in the actuarial valuation of the pension obligations of the scheme, the fair value of the scheme's assets, amortization of the amount of underfunded or overfunded projected benefit obligations at the time the accounting standard is adopted and amortization of additional projected benefits arising as a result of changes to the scheme.

Taxation

The Scheme of Control Agreement requires that the Company make full provision for deferred taxation arising from timing differences attributable to accelerated tax depreciation allowances using a deferral method. Under this method, deferred tax is computed at those tax rates current when the timing differences arise, with no adjustments made subsequently if tax rates change. U.S. GAAP requires that such provisions be made using the liability method, whereby deferred tax is calculated at the rate of tax that it is estimated will be applicable when the timing differences reverse.

Foreign Exchange Gain and Loss

The accounting treatment prescribed by the Scheme of Control Agreement requires that unrealized exchange differences arising from long-term borrowings, suppliers' credits, shareholders advances and forward foreign currency contracts are deferred. Under U.S. GAAP these should be generally included in the income statement in the period in which the underlying exchange rates change except for forward foreign currency contracts accounted for as hedges of firm identifiable foreign currency commitments and gains/losses attributable to intercompany transactions that are of a long-term investment nature.

Depreciation of Leasehold Land

The Scheme of Control provides that leasehold land should be capitalized at unamortized cost. U.S. GAAP requires that such an asset be amortized over the term of the lease.

Accounting for Derivatives and Hedging Activities

The Company engages in forward foreign exchange contracts and cross currency and interest rate swaps to hedge the impact of foreign currency exposures and fluctuation in interest rates. The Company does not recognise such derivatives at fair value, nor does it account for the gains or losses relating to the fair value changes in these derivatives as this is not required under Hong Kong GAAP.

For U.S. GAAP purposes, before the implementation of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company generally included gains and losses on forward foreign exchange contracts in the profit and loss account, except for gains and losses on forward foreign exchange contracts that were accounted for as hedges of firm identifiable foreign currency commitments, which were deferred and recognised in the profit and loss account upon settlement of the related foreign currency commitment.

Effective 1st January, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 (collectively referred to here as "SFAS No. 133"). SFAS No. 133 requires the Company to recognise all qualifying derivatives on the balance sheet at fair value. The Company's transition adjustment to implement SFAS No. 133 was an increase of HK$7 million to accumulated other comprehensive loss. This transition adjustment was recognised as of 1st January, 2001, as a cumulative effect of a change in accounting principle.

Accounting for Derivatives and Hedging Activities *(continued)*

Certain derivative transactions, while providing effective economic hedges, do not qualify for hedge accounting under SFAS No. 133. For these derivatives, changes in fair values are recognised in the profit and loss accounts.

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the profit and loss account to offset changes in the fair value of the hedged assets or liabilities. Changes in the fair value of derivatives that are designated and qualified as cash flow hedges are recognised in other comprehensive income (loss) until the hedged items are recognised in earnings, at which point the cumulative gain (loss) previously recorded in other comprehensive income (loss) is transferred to the profit and loss account. As of 31st December, 2001 the application of SFAS No. 133 would result in the fair value of derivative contracts amounting to an asset of HK$232 million, with offsetting amounts of HK$176 million being accrued to customers in accordance with the Scheme of Control and HK$41 million being credited to the carrying amount of a hedged liability.

New Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, but retains its fundamental provisions for recognising and measuring impairment of long-lived assets to be held and used. This standard also requires that all long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less cost to sell, and that depreciation should cease to be recorded on such assets. SFAS 144 standardises the accounting and presentation requirements for all long-lived assets to be disposed of by sale, superceding previous guidance for discontinued operations of business segments. This standard is effective for fiscal years beginning after 15th December, 2001. The Company anticipates that implementation of this standard will have no immediate impact on our financial statements. The Company will apply this guidance prospectively.

Effects of Proposed Accounting Pronouncements

EITF Issue No. 01–08

In August 2001, the Emerging Issues Task Force released EITF Issue Summary No. 01–08 — Issue "Summary No. 1 Determining When an Energy-Related Contract under EITF Issue No. 98–10 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' is a Lease" ("EITF Issue 01–08"). EITF Issue 01–08 outlines different views relating to when an energy-related contract should be accounted for as a lease in accordance with SFAS No. 13 "Accounting for Leases" ("SFAS No. 13"). A working group was formed to address these issues and in December 2001 issued a report ("Issue No. 01–08 Working Group Report No. 1 Determining Whether an Arrangement is a Lease") detailing its deliberations and tentative conclusions. In the report the working group agreed on several points related to the requirements of accounting for an arrangement as a lease within the scope of SFAS No. 13 and expanded its discussions to include all arrangements. The working group agreed that an arrangement that conveys the right to use specific property, plant and equipment for a specified period of time is likely a lease. Determination that an arrangement conveys the right to use certain property when the purchaser receives some or all of the output from the property is still under discussion.

The working group views are still under deliberation and have not yet been agreed to by the EITF. If these proposed views are accepted by the EITF it is possible that lease accounting would apply to the Company's power purchase arrangement with CAPCO. If lease accounting does apply and requires that this contract be accounted for as a capital lease under U.S. GAAP, the Company would have to record the related power plants as fixed assets in its accounts for U.S. GAAP purposes with an offsetting liability due to CAPCO.

Accounting for Jointly Controlled Entities

Under Hong Kong GAAP, in the Company's accounts for the periods ended 31st December, 1999, 31st December, 2000 and 31st December, 2001, the operating results of jointly controlled entities are recognized on the basis of dividends received and receivable. Application of U.S. GAAP would require equity accounting for these entities.

Net Income and Shareholders' Equity

The estimated effect of the significant adjustments to the net income and shareholders' equity in accordance with U.S. GAAP is summarized below:

	Fiscal Year					
	1999a	1999b	1999	2000	2001	2001
	HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
Profit for the period in accordance with Hong Kong GAAP*	5,191	1,298	6,489	5,276	5,568	714
Adjustments required under U.S. GAAP						
Difference in periodic pension costs	261	62	323	213	76	10
Depreciation of leasehold land	(29)	(7)	(36)	(32)	(32)	(4)
Difference in accounting for net income from jointly controlled entities	(5)	20	15	(3)	28	3
Exchange gain/(loss)	3	1	4	14	(15)	(2)
Gain on change in fair value of derivatives	—	—	—	—	22	3
Tax effect of above adjustments	(42)	(10)	(52)	(36)	(13)	(2)
Net income for the year in accordance with U.S. GAAP	5,379	1,364	6,743	5,432	5,634	722

* *as appropriately modified to comply with Scheme of Control agreement*

	As at 31st December,		
	2000	2001	2001
	HK$m	HK$m	U.S.$m
Shareholder's equity in accordance with Hong Kong GAAP*	21,475	21,544	2,763
Adjustments required under U.S. GAAP:			
Difference in periodic pension costs	779	855	110
Accumulated depreciation on leasehold land	(349)	(381)	(49)
Share of retained profit in jointly controlled entities	145	173	22
Exchange gain	15	—	—
Transitional adjustment to other comprehensive loss on implementation of SFAS No. 133	—	(7)	(1)
Gain on change in fair value of derivatives	—	22	3
Tax effect of above adjustments	(125)	(138)	(18)
Deferred tax accounting	137	137	18
Shareholder's equity in accordance with U.S. GAAP	22,077	22,205	2,848

* *as appropriately modified to comply with Scheme of Control agreement*

Cash Flow Statement

Under Hong Kong GAAP, bank overdrafts are included within the definition of cash and cash equivalents, whereas U.S. GAAP classifies bank overdrafts as financing activities. Furthermore, under Hong Kong GAAP, profit before taxation is reconciled to cash flows provided by/used in operating activities, whereas under U.S. GAAP, net income is adopted in place of profit before taxation. The consolidated cash flow data by operating, investing and financing activities in accordance with U.S. GAAP are summarized below:

	Fiscal Year					
	1999a	1999b	1999	2000	2001	2001
	HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
Net cash provided/(used) by:						
Operating activities	7,931	1,156	9,087	8,639	8,370	1,073
Investing activities	(2,519)	(777)	(3,296)	(2,938)	(4,685)	(601)
Financing activities	(5,868)	(446)	(6,314)	(5,722)	(3,692)	(473)
Increase/(decrease) in cash and cash equivalents	(456)	(67)	(523)	(21)	(7)	(1)
Cash and cash equivalents at beginning of period	568	112	568	45	24	3
Cash and cash equivalents at end of period	112	45	45	24	17	2

27. DEPARTURE FROM HONG KONG GAAP

The Company's financial statements are prepared in accordance with Hong Kong GAAP except for the charge for taxation (see Note 2 (H)). The estimated effect of the adjustment to the profit and shareholders' equity in accordance with Hong Kong GAAP is summarized below:

	Fiscal Year					
	1999a	1999b	1999	2000	2001	2001
	HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
Profit for the period before adjustment	5,191	1,298	6,489	5,276	5,568	714
Adjustments required under Hong Kong GAAP:						
Deferred tax accounting	156	5	161	190	281	36
Profit for the period in accordance with Hong Kong GAAP	5,347	1,303	6,650	5,466	5,849	750

	As at 31st December,		
	2000	2001	
	HK$m	HK$m	U.S.$m
Shareholders' equity before adjustment	21,475	21,544	2,763
Adjustment required under Hong Kong GAAP:			
Deferred tax accounting	3,110	3,391	435
Shareholders' equity in accordance with Hong Kong GAAP	24,585	24,935	3,198

SCHEME OF CONTROL STATEMENT

The financial operations of CLP Power Hong Kong Limited (the Company) and its associated generating company, Castle Peak Power Company Limited (CAPCO), together called "the Companies" are governed by a Scheme of Control Agreement (the Scheme of Control) entered into with the Government of the Hong Kong Special Administrative Region (the "Government of the HKSAR") and by other agreements entered into by the Company and ExxonMobil International Holdings Inc. (formerly known as Esso Eastern Inc.). The main features of the Scheme of Control are as follows:

1. The Scheme of Control is to be applicable to the electricity-related activities of the Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the Companies and the Government of the HKSAR.

2. CAPCO is to construct generating facilities and sell power exclusively to CLP Power.

3. The annual permitted return is to be the sum of:

   — 13.5 per cent. of the average net fixed assets of the Companies, and

   — a further 1.5 per cent. on the average net fixed assets financed by shareholders' investments after 30th September, 1978, as defined in the Scheme of Control.

   The annual permitted return on average net fixed assets for fiscal 2001 was 14.38 per cent. (fiscal 2000: 14.37 per cent., fiscal 1999: 14.38 per cent.).

4. Any difference between the permitted return and the profit for Scheme of Control operations is transferred to or from a development fund. The balance of the development fund represents a liability in the accounts of the Company.

5. The following are to be deducted from the permitted return:

   (a) a charge of 8 per cent. per annum on the average balance of the sums of the development fund and special provision account, such charge to be credited to a rate reduction reserve to be applied as rebates to customers; and

   (b) interest payable, up to a maximum of 8 per cent. per annum, on borrowed capital arranged for financing of fixed assets.

   By a Supplemental Agreement which took effect on 1st October, 1998, two more charges have been introduced:

   (c) an excess capacity adjustment of 13.5 per cent. on the average excess capacity expenditure less an allowed interest charge up to 8 per cent. per annum on the average excess capacity expenditure. This excess capacity adjustment will only apply to additional generating unit installed after the Companies' Black Point Units 7 and 8 are commissioned.

   (d) Interest payable, up to 8 per cent. per annum, on the increase in average balance of the customers' deposits in excess of the balance as at 30th September, 1998.

6. The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the Companies (where the profit for Scheme of Control when added to the amount available for transfer from the development fund is less than the permitted return, the share of any such deficit to be borne by CAPCO is to be limited to 20 per cent.). The annual rate of return on average net fixed assets of the Companies for fiscal 2001 was 12.17 per cent. (fiscal 2000: 11.87 per cent., fiscal 1999: 11.93 per cent.).

7. The records of the development fund and the rate reduction reserve are to be maintained in the books of the Company.

The calculations shown on page F-26 are in accordance with these arrangements.

	12 months ended 30th September, 1999 HK$m	3 months ended 31st December, 1999 HK$m	12 months ended 31st December, 2000 HK$m	2001 HK$m	2001 U.S.$m
SCHEME OF CONTROL REVENUE	22,984	5,658	24,224	24,806	3,181
EXPENSES					
Operating costs	2,452	646	2,636	2,965	380
Fuel	2,885	715	2,912	2,897	372
Purchases of nuclear electricity	4,071	764	4,587	5,013	643
Compensation under employees' departure scheme	18	—	99	(1)	—
Special tax rebate to customers	91	—	—	—	—
Depreciation	2,669	691	2,803	3,026	388
Operating interest	1,172	301	1,163	931	119
Taxation	1,341	378	1,418	1,138	146
	14,699	3,495	15,618	15,969	2,048
PROFIT AFTER TAXATION	8,285	2,163	8,606	8,837	1,133
Interest on increase on customers' deposits	2	1	10	8	1
Interest on long-term financing	1,179	300	1,170	1,005	129
Adjustment required under the Scheme of Control (including share of profit on sale of electricity to the Mainland attributable to the Companies)	(21)	(4)	(16)	(69)	(9)
PROFIT FOR SCHEME OF CONTROL	9,445	2,460	9,770	9,781	1,254
Transfer to development fund	(1,122)	(375)	(1,386)	(1,201)	(154)
PERMITTED RETURN	8,323	2,085	8,384	8,580	1,100
DEDUCT INTEREST					
On increase in customers' deposits	2	1	10	8	1
On long-term financing as above	1,179	300	1,170	1,005	129
On development fund transferred to rate reduction reserve	224	66	280	305	39
	1,405	367	1,460	1,318	169
NET RETURN	6,918	1,718	6,924	7,262	931
Divisible as follows:					
CLP Power	3,803	960	3,955	4,188	537
CAPCO	3,115	758	2,969	3,074	394
	6,918	1,718	6,924	7,262	931
CLP Power's share of net return					
CLP Power	3,803	960	3,955	4,188	537
Interest in CAPCO	1,250	304	1,192	1,234	158
	5,053	1,264	5,147	5,422	695

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

To the Board of Directors and Shareholders of
Castle Peak Power Company Limited

We have audited the accompanying balance sheets of Castle Peak Power Company Limited as of 31st December, 2001 and 31st December, 2000 and the related profit and loss accounts and cash flows statements for the years ended 31st December, 2001, 31st December, 2000, 15 months ended 31st December, 1999 and the year ended 30th September, 1999 all expressed in Hong Kong dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, the financial position of Castle Peak Power Company Limited at 31st December, 2001 and 31st December, 2000, and the results of their operations and cash flows for the years ended 31st December, 2001, 31st December, 2000, 15 months ended 31st December, 1999 and the year ended 30th September, 1999 in accordance with accounting principles generally accepted in Hong Kong.

PricewaterhouseCoopers
Certified Public Accountants

HONG KONG
21st February, 2002

PROFIT AND LOSS ACCOUNT

	Note	1999a	1999b	Fiscal Year 1999	Fiscal Year 2000	Fiscal Year 2001	Fiscal Year 2001
		HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
Turnover	3	9,758	2,442	12,200	9,773	9,864	1,265
Expenses							
Fuel		2,885	715	3,600	2,914	2,897	372
Operating costs		322	97	419	458	526	67
Depreciation		1,330	337	1,667	1,340	1,429	183
Staff costs		502	121	623	447	419	54
		5,039	1,270	6,309	5,159	5,271	676
Operating profit	4	4,719	1,172	5,891	4,614	4,593	589
Finance costs	5	1,041	267	1,308	1,042	877	112
Profit before taxation		3,678	905	4,583	3,572	3,716	477
Taxation	6	550	145	695	571	601	77
Earnings for the year/period		3,128	760	3,888	3,001	3,115	400
Dividends	7	3,128	760	3,888	3,001	3,115	400

BALANCE SHEET

	Note	As at 31st December, 2000 HK$m	2001 HK$m	2001 U.S.$m
CAPITAL EMPLOYED				
Fixed assets	8	28,351	27,433	3,517
Current assets				
Fuel and stores		350	392	50
Sundry debtors and prepayments		260	122	16
Current account with CLP Power Hong Kong Limited	9	738	819	105
		1,348	1,333	171
		29,699	28,766	3,688
Current liabilities				
Bank loans and other borrowings	10	(2,746)	(3,273)	(420)
Creditors		(896)	(789)	(101)
Taxation payable		(129)	(191)	(24)
		(3,771)	(4,253)	(545)
		25,928	24,513	3,143
REPRESENTED BY				
Share capital	11	50	50	6
Retained earnings		—	—	—
Proposed dividend		336	404	52
Shareholders' funds		386	454	58
Advances from shareholders	12	10,019	10,737	1,377
Long-term loans and other borrowings	10	12,736	10,591	1,358
Deferred liabilities				
Deferred creditors	13	1	—	—
Deferred taxation	13	2,786	2,731	350
		2,787	2,731	350
		25,928	24,513	3,143

CASH FLOW STATEMENT

	Note	1999a	1999b	1999	2000	2001	2001
				Fiscal Year			
		HK$m	HK$m	HK$m	HK$m	HK$m	U.S.$m
Operating activities							
Cash generated from operations	14	5,980	1,466	7,446	6,250	5,917	759
Interest paid		(1,199)	(133)	(1,332)	(1,194)	(1,028)	(132)
Hong Kong profits tax refund		44	—	44	—	—	—
Hong Kong profits tax paid		(605)	(620)	(1,225)	(763)	(594)	(76)
Net cash inflow from operating activities		4,220	713	4,933	4,293	4,295	551
Investing activities							
Capital expenditure		(604)	(289)	(893)	(281)	(354)	(45)
Proceeds from disposal of fixed assets		6	—	6	—	—	—
Net cash outflow from investing activities		(598)	(289)	(887)	(281)	(354)	(45)
Net cash inflow before financing		3,622	424	4,046	4,012	3,941	506
Financing activities							
Net drawdown of shareholders' advances		148	381	529	526	720	92
Net repayment of bank loans and other borrowings		(637)	(95)	(732)	(1,529)	(1,614)	(207)
Dividend paid		(3,134)	(710)	(3,844)	(3,009)	(3,047)	(391)
Net cash outflow from financing activities		(3,623)	(424)	(4,047)	(4,012)	(3,941)	(506)
Decrease in cash and cash equivalents		(1)	—	(1)	—	—	—
Cash and cash equivalents at beginning of the year/period		1	—	1	—	—	—
Cash and cash equivalents at end of year/period		—	—	—	—	—	—
Analysis of cash and cash equivalents							
Bank balances		—	—	—	—	—	—

STATEMENT OF CHANGES IN EQUITY

	Share capital HK$m	Retained profit HK$m	Total HK$m	Total U.S.$m
Balance at 1st October, 1998, as previously reported	50	—	50	
Proposed final dividend not declared before year end	—	300	300	
Balance at 1st October, 1998, as adjusted	50	300	350	
Earnings for the period (1999a)	—	3,128	3,128	
Dividends declared for the year/period				
1998 final	—	(300)	(300)	
1999a interims	—	(2,834)	(2,834)	
Balance at 30th September, 1999, as adjusted	50	294	344	
Balance at 1st October, 1999, as previously reported	50	—	50	
Proposed special interim dividend not declared before period end (1999a)	—	294	294	
Balance at 1st October, 1999, as adjusted	50	294	344	
Earnings for the period (1999b)	—	760	760	
Dividends declared for the period (1999b)				
1999a special interim	—	(294)	(294)	
1999b interim	—	(416)	(416)	
Balance at 31st December, 1999, as adjusted	50	344	394	
Balance at 1st January, 2000 as previously reported. . . .	50	—	50	
Proposed final dividend not declared before year end . .	—	344	344	
Balance at 1st January, 2000, as adjusted	50	344	394	
Earnings for the year	—	3,001	3,001	
Dividends declared for the year				
1999b final	—	(344)	(344)	
2000 interims	—	(2,665)	(2,665)	
Balance at 31st December, 2000, as adjusted	50	336	386	
Balance at 1st January, 2001 as previously reported . . .	50	—	50	6
Proposed final dividend not declared before year end . .	—	336	336	43
Balance at 1st January, 2001, as adjusted	50	336	386	49
Earnings for the year	—	3,115	3,115	400
Dividends declared for the year				
2000 final	—	(336)	(336)	(43)
2001 interims	—	(2,711)	(2,711)	(348)
Balance after proposed final dividend	50	—	50	6
Proposed final dividend	—	404	404	52
Balance at 31st December, 2001	50	404	454	58

NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PREPARATION OF ACCOUNTS

The accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

In 1999, the financial year end of the Company was changed from 30th September to 31st December. Accordingly, comparative figures in the profit and loss account, cash flow statement and related notes for the fifteen-month period ended 31st December, 1999 are not directly comparable with the twelve-month financial years ended 31st December, 2000 and 31st December, 2001. In these accounts, the year ended 30th September, 1999 is referred to as fiscal 1999a, and the three-month period ended 31st December, 1999 is referred to as fiscal 1999b.

In the current year, the Company adopted SSAP No. 9 (revised) "Events After the Balance Sheet Date" as well as early adopted the Statement of Changes in Equity required in the SSAP No. 1 "Presentation of Financial Statements" and SSAP No. 15 (revised) "Cash Flow Statements".

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Scheme of Control

The financial operations of the Company (CAPCO) and CLP Power Hong Kong Limited (CLP Power), together called "the Companies", are governed by a Scheme of Control Agreement (the Scheme of Control) entered into with the Government of the Hong Kong Special Administrative Region (the Government of the HKSAR) and by other agreements entered into by CLP Power, CAPCO and ExxonMobil International Holdings Inc.

The main features of the Scheme of Control are as follows:

(i) The Scheme of Control is to be applicable to the electricity-related activities of the Companies excluding those associated with export sales of electricity in accordance with the separate arrangement between the Companies and the Government of the HKSAR.

(ii) CAPCO is to construct and operate generating facilities and sell power exclusively to CLP Power.

(iii) The annual permitted return is to be the sum of:

- 13.5 per cent. of the average net fixed assets of the Companies, and
- a further 1.5 per cent. on any average net fixed assets financed by shareholders' investments and acquired after 30th September, 1978, as defined in the Scheme of Control.

(iv) Any difference between the permitted return and the profit for Scheme of Control operations is to be transferred to or from a development fund. The balance of the development fund represents a liability in the accounts of CLP Power.

(v) The following are to be deducted from the permitted return:

- a charge of 8 per cent. per annum on the average balances of the development fund and special provision account, such charge to be credited to a rate reduction reserve to be applied as rebates to customers;
- interest payable, up to a maximum of 8 per cent. per annum, on borrowed capital for financing of fixed assets;
- an excess capacity adjustment which will only apply to additional generating unit installed after the Companies' Black Point Units 7 and 8 are commissioned; and

(a) **Scheme of Control** *(continued)*

— interest on the increase in customers' deposits which represents the average of opening and closing balances of customers' deposits for any year in excess of the balance as at 30th September, 1998 up to a rate of 8 per cent. per annum.

(vi) The net return, being the permitted return less the deductions, is to be divided in accordance with the provisions of the agreements between the Companies (where the profit for Scheme of Control when added to the amount available for transfer from the development fund is less than the permitted return, the share of any such deficit to be borne by the Company is to be limited to 20 per cent.).

(vii) The records of the development fund, the rate reduction reserve and customers' deposits are to be maintained in the accounts of CLP Power.

(b) **Non Scheme of Control activities**

Commencing 1st October, 1991 the Company is entitled to 60 per cent. of the profit allowed to the Companies derived from sale of electricity by CLP Power to customers located in the Chinese mainland, in accordance with the arrangement agreed between the Companies and the Government of the HKSAR.

(c) **Fuel and stores**

These are valued at the lower of cost (fuel oil on the "first-in, first-out" basis, coal and stores on the weighted average basis) and net realisable value.

(d) **Turnover**

Turnover mainly represents sale of electricity to CLP Power under the terms of the Scheme of Control, together with the Company's share of profit on the sale of electricity by CLP Power to customers located in the Chinese mainland. Turnover is recognised when it is paid or becomes payable by CLP Power to the Company in accordance with the agreements referred to in Notes 2 (a) and (b) above.

(e) **Fixed assets and depreciation**

Fixed assets are stated at cost less accumulated depreciation.

Depreciation of fixed assets is based on the rates authorised under the Scheme of Control and is provided on a straight line basis commencing from the date of commissioning. The following bases apply to fixed assets other than land which is not depreciated:

Buildings	33 years
Cables	30 years
Generating plant, switchgear and transformers	25 years
Furniture, system control equipment, tools, communication and office equipment	10 years
Computers and office automation equipment other than those forming part of the generating plant	5 years
Motor vehicles and marine craft	5 years

(f) **Deferred taxation**

The charge for taxation recognises deferred taxation arising from timing differences which are expected to crystallise. These differences are mainly attributable to accelerated depreciation allowances.

(g) Interest

Interest on borrowed capital arranged for the financing of fixed assets is:

(i) incorporated in capital expenditure when incurred up to commissioning; and

(ii) charged to operating costs when incurred after commissioning.

(h) Foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Hong Kong Dollars at the rates of exchange prevailing at the balance sheet date, or at the relevant forward contract rates where applicable. All unrealised exchange differences arising from long-term borrowings and shareholders' advances are deferred in accordance with the provisions of the Scheme of Control. All other unrealised and all realised exchange differences are credited or debited to the profit and loss Account. Profit and loss account items are converted into Hong Kong Dollars at the rates of exchange applicable at the dates when the transactions took place.

(i) Related parties

Related parties are individuals and companies, where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(j) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year. In particular, the comparatives of the cash flow statement have been reclassified to agree with the presentation required by the SSAP No. 15 (revised) "Cash Flow Statements" and the Statement of Recognized Gains and Losses was replaced by the Statement of Changes in Equity as required by the SSAP No. 1 "Presentation of Financial Statements". The comparatives have been adjusted to take into account the requirements of SSAP No. 9 (revised) "Events after the Balance Sheet Date", which requires the dividends proposed after the balance sheet date should not be recognized as a liability at the balance sheet date. Such dividends now form a separate component of the shareholders' funds.

(k) Translation of Financial Statements in Hong Kong Dollars to United States Dollars

The financial statements are expressed in Hong Kong Dollars. Solely for the convenience of the reader, these financial statements contain translations of Hong Kong Dollar amounts into U.S. Dollars at the rate of U.S.$1.00 to HK$7.7980, the noon buying rate in New York City for telegraphic transfer in Hong Kong Dollars on 31st December, 2001.

3. TURNOVER

Turnover comprises:

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Sale of electricity to CLP Power	9,739	2,439	12,178	9,735	9,815
Share of profit on the sale of electricity by CLP Power to customers in the Chinese mainland	15	3	18	38	49
Capital profit on disposal of generation spares	3	—	3	—	—
Other income	1	—	1	—	—
	9,758	2,442	12,200	9,773	9,864

4. OPERATING PROFIT

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Operating profit is stated after charging the followings:					
Depreciation					
Buildings	257	66	323	260	260
Generation and other equipment	1,073	271	1,344	1,080	1,169
	1,330	337	1,667	1,340	1,429
Loss on disposal of fixed assets	17	1	18	5	81
Directors' remuneration					
— fees	1	1	2	1	1
— other emoluments	—	—	—	—	—
Auditors' remuneration	1	—	1	1	1

5. FINANCE COSTS

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Interest on bank loans and overdraft	990	252	1,242	993	746
Interest on other loans	170	42	212	165	161
Short-term bank loans for fuel stock financing	23	6	29	16	11
	1,183	300	1,483	1,174	918
Finance charges	20	3	23	14	30
Exchange loss	10	6	16	30	83
Less: Amount capitalised	(149)	(36)	(185)	(160)	(143)
Fuel stock interest included in fuel expenses	(23)	(6)	(29)	(16)	(11)
	1,041	267	1,308	1,042	877

6. TAXATION

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Taxation in the profit and loss account represents:					
Current taxation					
Hong Kong profits tax at 16.0 per cent. (2000: 16.0 per cent.; 1999: 16 per cent.) on the estimated assessable profit for the year/period.	609	193	802	611	656
Less: 10 per cent. taxation rebate on Hong Kong profits tax paid for the year ended 30th September, 1997	(44)	—	(44)	—	—
	565	193	758	611	656
Deferred taxation *(Note 13(a))* **write back for the year/period**	(15)	(48)	(63)	(40)	(55)
	550	145	695	571	601

7. DIVIDENDS

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Interim dividends paid	3,128	416	3,544	2,665	2,711
Proposed final dividend *(Note (b))*. .	—	344	344	336	404
	3,128	760	3,888	3,001	3,115

Notes:

(a) Previously, dividends proposed but not declared until after the balance sheet date were accrued in the accounts for the fifteen-month period ended 31st December, 1999 and the year ended 31st December, 2000 as HK$344 million and HK$336 million respectively. Under the Company's new accounting policy as described in Note 2(j), these have been written back against opening reserves as at 1st January, 2000 and 2001 in the Statement of Changes in Equity and are now charged in the period in which they were declared.

(b) At a meeting to be held on 15th March, 2002 the directors will recommend a final dividend of HK$404 million. This proposed dividend is not reflected as a dividend payable in these accounts, but is reflected as a separate component of shareholders' funds.

8. FIXED ASSETS

	Medium term leasehold land in Hong Kong	Buildings	Generation equipment	Other equipment and vehicles	Equipment awaiting installation	Total
	HK$m	HK$m	HK$m	HK$m	HK$m	HK$m
Cost						
At 1st January, 2000	2,765	9,342	28,209	300	1,121	41,737
Additions	(4)	44	296	6	10	352
Transfers and disposals . .	—	2	23	(7)	(35)	(17)
At 31st December, 2000. .	2,761	9,388	28,528	299	1,096	42,072
Additions	—	61	493	13	25	592
Transfers and disposals . .	(12)	(3)	(101)	(34)	—	(150)
At 31st December, 2001. .	2,749	9,446	28,920	278	1,121	42,514
Accumulated depreciation						
At 1st January, 2000	—	2,840	9,354	199	—	12,393
Additions	—	260	1,053	27	—	1,340
Transfers and disposals . .	—	—	(3)	(9)	—	(12)
At 31st December, 2000. .	—	3,100	10,404	217	—	13,721
Additions	—	260	1,080	21	68	1,429
Transfers and disposals . .	—	(2)	(35)	(32)	—	(69)
At 31st December, 2001. .	—	3,358	11,449	206	68	15,081
Net book value						
At 31st December, 2001. .	2,749	6,088	17,471	72	1,053	27,433
At 31st December, 2000. .	2,761	6,288	18,124	82	1,096	28,351

Included in fixed assets is plant under construction, the net book value of which at 31st December, 2001 is HK$2,282 million (31st December, 2000: HK$1,955 million).

9. CURRENT ACCOUNT WITH CLP POWER HONG KONG LIMITED

The amount due from CLP Power mainly represents sale of electricity for the month of December 2001, to be settled in the following month.

10. BANK LOANS AND OTHER BORROWINGS

		Note	As at 31st December, 2000 HK$m	2001 HK$m
(a)	Amount included in current liabilities			
	Short-term loans	10(c)	906	1,056
	Current portion of long-term liabilities			
	Bank loans		1,788	1,694
	Other borrowings		52	523
			1,840	2,217
			2,746	3,273
(b)	Amounts shown as long-term loans and other borrowings			
	Bank loans			
	Wholly repayable within 5 years		389	4,233
	Not wholly repayable within 5 years		12,007	6,448
		10(c)	12,396	10,681
	Other borrowings			
	Wholly repayable within 5 years		—	—
	Not wholly repayable within 5 years	10(d)	2,180	2,127
			14,576	12,808
	Current portion of long-term liabilities		(1,840)	(2,217)
			12,736	10,591

(c) In respect of the total bank loan balance of HK$11,737 million at 31st December, 2001 (31st December, 2000: HK$13,302 million), HK$3,970 million (31st December, 2000: HK$7,074 million) relating to the purchase of fixed assets is guaranteed by various Export Credit Agencies (ECA) bearing interest at the Export Credit Consensus Rates, ranging from 6.05 per cent. per annum to 7.76 per cent. per annum.

(d) Other borrowings represent:

	As at 31st December, 2000 HK$m	2001 HK$m
Private Placement *(Note)*		
on a 10-year bullet repayment basis	1,817	1,817
on a 15-year amortizing basis	363	310
	2,180	2,127

Note: The interest rates for these borrowings are at margins over the 10-year U.S. Treasury note rates at the time of commitment.

11. SHARE CAPITAL

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Authorised:		
1,000,000 shares of HK$100 each	100	100
Issued and fully paid:		
500,000 shares of HK$100 each	50	50

12. ADVANCES FROM SHAREHOLDERS

	As at 31st December,	
	2000	2001
	HK$m	HK$m
ExxonMobil Energy Limited	5,964	6,391
CLP Power	4,055	4,346
	10,019	10,737

The advances are unsecured, interest free and have no fixed terms of repayment, except for advances from CLP Power which include a special loan of HK$78 million repayable in full on 30th September, 2008.

13. DEFERRED LIABILITIES

	As at 31st December,	
	2000	2001
	HK$m	HK$m
Deferred creditors	1	—
Deferred taxation (a)	2,786	2,731
	2,787	2,731

(a) Movements in deferred taxation accounts

	As at 31st December,	
	2000	2001
	HK$m	HK$m
At beginning of year	2,826	2,786
Write back for the year *(Note 6)*	(40)	(55)
At end of year	2,786	2,731

14. NOTES TO THE CASH FLOW STATEMENT

RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED FROM OPERATIONS

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Profit before taxation	**3,678**	**905**	**4,583**	**3,572**	**3,716**
Adjustment for:					
Finance cost	1,041	267	1,308	1,042	877
Operating profit	4,719	1,172	5,891	4,614	4,593
Adjustment for:					
Loss on disposal of fixed assets	17	1	18	5	81
Capital profit on disposal of generation spares	(3)	—	(3)	—	—
Depreciation	1,330	337	1,667	1,340	1,429
Other financing costs	—	(2)	(2)	(19)	(94)
Operating profit before working capital changes:	6,063	1,508	7,571	5,940	6,009
(Increase)/decrease in fuel and stores	(7)	(57)	(64)	128	(42)
(Increase)/decrease in sundry debtors and prepayments	(28)	114	86	(32)	132
(Increase)/decrease in current account with CLP Power	(30)	67	37	6	(81)
(Decrease)/increase in creditors	(18)	(166)	(184)	208	(101)
Cash generated from operations	5,980	1,466	7,446	6,250	5,917

15. INTEREST RATE SWAP AND CURRENCY EXCHANGE CONTRACTS

At 31st December, 2001, the Company had one currency exchange and interest rate swap contract outstanding with financial institution which will have the effect of converting £2 million (being part of the Sterling loans and associated interest guaranteed by the Export Credits Guarantee Department of the United Kingdom Government) to U.S.$3 million with last maturity in April 2002.

16. COMMITMENTS

(a) Capital expenditure authorised by the Board and not brought into the accounts at 31st December, 2001 amounted to HK$5,535 million (31st December, 2000: HK$5,519 million). Of this amount, contracts had been entered into at 31st December, 2001 for HK$1,862 million (31st December, 2000: HK$1,721 million). No forward exchange contracts have been arranged for settlement of these contracts (2000: Nil).

(b) Natural gas for the Black Point Power Station is purchased by the Company on a take-or-pay (if tendered) basis pursuant to a 20-year contract which commenced in January 1996. The prices for the gas are determined by reference to a base price escalated annually according to certain market and economic indices.

17. RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions between the Company and a related party, in addition to those disclosed in note 12, which were carried out in the normal course of business during the period/year:

	Fiscal Year				
	1999a	1999b	1999	2000	2001
	HK$m	HK$m	HK$m	HK$m	HK$m
Sale of electricity to CLP Power *(refer to note 3)*	9,739	2,439	12,178	9,735	9,815

The Company sells electricity to CLP Power at cost plus profit calculated in accordance with the Scheme of Control. CLP Power owns a 40 per cent. share of the Company.

18. PRINCIPAL ACTIVITY

The principal activity of the Company is the generation and sale of electricity to CLP Power.

19. ULTIMATE HOLDING COMPANY

The Company is 60 per cent. owned by ExxonMobil Energy Limited. The ultimate holding company of ExxonMobil Energy Limited is Exxon Mobil Corporation, a company incorporated in the United States of America.

20. APPROVAL OF ACCOUNTS

The accounts were approved by the Board on 21st February, 2002.

This page is intentionally left blank

THE ISSUER

CLP Power Hong Kong Financing Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

THE GUARANTOR

CLP Power Hong Kong Limited
147 Argyle Street
Kowloon
Hong Kong

THE TRUSTEE

DB Trustees (Hong Kong) Limited
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

PRINCIPAL PAYING AGENT*

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Deutsche Bank AG, Hong Kong Branch
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

REGISTRAR** AND TRANSFER AGENT

Bankers Trust Company
Four Albany Street
New York
New York 10006
United States of America

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

CMU LODGING AGENT AND TRANSFER AGENT

Deutsche Bank AG, Hong Kong Branch
55th Floor
Cheung Kong Center
2 Queen's Road Central
Hong Kong

PAYING AGENT

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

EXCHANGE AGENT

Bankers Trust Company
Four Albany Street
New York
New York 10006
United States of America

---

* Unless otherwise specified in the applicable Pricing Supplement, Deutsche Bank AG London will act as Principal Paying Agent.
** Unless otherwise specified in the applicable Pricing Supplement, Bankers Trust Company will act as Registrar.

LEGAL ADVISERS

To the Guarantor as to English, United States and Hong Kong law

Allen & Overy
9th Floor
Three Exchange Square
Central
Hong Kong

To the Issuer as to British Virgin Islands law

Harney Westwood & Riegels
Craigmuir Chambers
P O Box 21
Road Town
Tortola British Virgin Islands

To the Dealers and the Trustee as to English, United States and Hong Kong law

Linklaters
10th Floor, Alexandra House
Chater Road
Central
Hong Kong

AUDITORS

To the Guarantor

PricewaterhouseCoopers
20th Floor
Princes Building
Central
Hong Kong

DEALERS

Barclays Bank PLC
5 The North Colonade
Canary Wharf
London E14 4BB
England

BNP Paribas
9/F Central Tower
28 Queen's Road Central
Hong Kong

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ
England

Deutsche Bank AG London
Winchester House
1 Great Winchester Street,
London EC2N 2DB
England

Goldman Sachs (Asia) L.L.C
68th Floor, Cheung Kong Center
Central, Hong Kong

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
England

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
England

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
England

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB
England

Standard Chartered Bank
8th Floor
Standard Chartered Bank Building
4–4A Des Voeux Road Central
Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
Level 16
1 Queen's Road Central
Hong Kong

UBS AG,
acting through its business group UBS Warburg
1 Finsbury Avenue
London EC2M 2PP
England

LUXEMBOURG LISTING AGENT

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-115 Luxembourg

Printed by ROMAN 8225-1